Exhibit 99.1
KANZHUN LIMITED Supplemental and Updated Disclosures
KANZHUN LIMITED (the “Company” or “we”) has published a listing document (the “Listing Document”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), subsequent to its initial application filed with the Hong Kong Stock Exchange on October 10, 2022, in connection with a proposed dual primary listing (the “Listing”) of its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange by way of introduction.
The Listing Document contains additional new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time (the “Listing Rules”), as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”) and Exhibit 99.1 to the current report on Form 6-K furnished by the Company on October 11, 2022, titled “KANZHUN LIMITED Supplemental and Updated Disclosures” (the “October Super 6-K”). This Supplemental and Updated Disclosures exhibit sets forth such additional new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F, the October Super 6-K, and other disclosures furnished on Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Document.
There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our mission, goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online recruitment service industry in China; our expectations regarding the prospects of our business model and demand for and market acceptance of our services; our expectations regarding maintaining and strengthening our relationships with users, business partners and other stakeholders; competition in our industry; relevant government policies and regulations relating to our industry, including those related to cybersecurity and data privacy, and to the Chinese economy; general economic and business conditions globally and in China, including the macroeconomic impact of the COVID-19 pandemic; the regulatory landscape in China; assumptions underlying or related to any of the foregoing; and other factors described under “Item 3. Key Information  —  D. Risk Factors” of our 2021 Form 20-F, “Risk Factor” in Exhibit 99.1 to the October Super 6-K, and “Risk Factors” in this exhibit.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with documents we filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

SUMMARY

The following section sets forth certain information that have been updated and/or supplemented since the filing of our 2021 Form 20-F and the furnishing of the October Super 6-K in the Listing Document.

COMPETITIVE LANDSCAPE
China’s recruitment and online recruitment markets remain fragmented. Market participants in China’s recruitment market primarily include online recruitment platforms, online classifieds, and recruiting agencies. The top five companies accounted for an aggregate market share of approximately 8.6% and 9.0% in China’s recruitment market in 2021 and the six months ended June 30, 2022, respectively. We are the second largest market participant in China’s recruitment market in terms of recruitment revenue in 2021 and the six months ended June 30, 2022, with a market share of 2.1% and 2.3%, respectively. Market participants in China’s online recruitment market primarily include online recruitment platforms, online classifieds, and online portals offered by recruiting agencies. The top four online recruitment platforms accounted for an aggregate market share of approximately 15.9% and 15.7% in China’s online recruitment market in 2021 and the six months ended June 30, 2022, respectively. We are the largest online recruitment platform in China in terms of average MAU and online recruitment revenue in 2021 and the six months ended June 30, 2022, with a market share of 5.9% and 6.1% in terms of online recruitment revenue, respectively.
CERTAIN OPERATING AND FINANCIAL DATA
	For the Three Months Ended
	Mar 31, 2019	June 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	June 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	June 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	June 30, 2022	Sep 30, 2022
Average MAU (in millions)(1)	8.1	11.0	13.2	13.5	14.5	21.0	22.4	21.4	24.9	30.4	28.8	24.4	25.2	26.5	32.4
Average DAU/Average MAU	26.7%	27.8%	26.4%	24.8%	23.1%	27.4%	27.6%	26.3%	25.5%	26.9%	27.5%	26.5%	27.2%	28.7%	27.6%
Average monthly revenue per average MAU (in RMB)	6.8	7.3	7.3	7.5	6.5	6.8	8.8	10.0	10.6	12.8	14.0	14.9	15.1	14.0	12.1
	For the Trailing 12-month Period Ended
	Dec 31, 2019	Mar 31, 2020	June 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	June 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	June 30, 2022	Sep 30, 2022
Number of paid enterprise customers (in millions)(2)	1.2	1.3	1.5	1.9	2.2	2.9	3.6	4.0	4.0	4.1	3.8	3.7
ARPU(3) for paid enterprise customers (in RMB thousands)	0.8	0.8	0.9	0.8	0.9	0.8	0.9	0.9	1.1	1.1	1.2	1.2
Number of key accounts	970	1,123	1,272	1,518	1,871	2,332	3,173	3,995	4,778	5,498	5,805	5,947
ARPU for key accounts (in RMB thousands)(2)	161	164	169	172	177	184	187	193	194	191	184	176

SUMMARY

	As of December 31,			As of June 30,		As of September 30,
	2019	2020	2021	2021	2022	2021	2022
	(in millions, except for percentages)
Number of verified job seekers	44.8	76.7	97.9	95.8	100.8	97.1	113.2
Number of white and gold collar	30.7	43.4	52.8	51.0	54.9	51.9	60.3
% of white and gold collar	68.6%	56.6%	53.9%	53.2%	54.5%	53.4%	53.3%
Number of blue collar	10.7	21.3	28.5	27.7	29.5	28.2	33.4
% of blue collar	23.9%	27.8%	29.1%	28.9%	29.3%	29.0%	29.5%
Number of college students	3.4	12.0	16.7	17.1	16.3	17.1	19.5
% of college students	7.5%	15.6%	17.1%	17.8%	16.2%	17.6%	17.2%
	As of December 31,			As of June 30,		As of September 30,
	2019	2020	2021	2021	2022	2021	2022
	(in millions, except for percentages)
Number of verified enterprise users	6.5	11.4	16.2	14.9	17.2	15.7	18.4
Number of Bosses	4.4	7.4	10.7	9.8	11.3	10.4	12.1
% of Bosses	67.7%	65.2%	66.0%	65.8%	65.7%	66.1%	65.9%
Number of recruiting professionals	2.1	4.0	5.5	5.1	5.9	5.3	6.3
% of recruiting professionals	32.3%	34.8%	34.0%	34.2%	34.3%	33.9%	34.1%
Number of verified enterprises	3.2	5.5	8.1	7.2	8.9	7.7	9.6
Number of SMEs (<100 people)	2.5	4.5	6.8	6.0	7.5	6.5	8.2
% of SMEs (<100 employees)	78.2%	81.7%	84.1%	83.6%	84.6%	83.9%	85.2%
	For the Year Ended December 31,			For the Six Months Ended June 30,		For the Nine Months Ended September 30,
	2019	2020	2021	2021	2022	2021	2022
	(in millions, except for percentages)
Newly verified job seekers	24.3	32.0	22.5	19.1	2.9	21.3	15.8
Newly verified enterprise users	3.1	5.0	4.8	3.4	1.0	4.3	2.2
Newly verified enterprises	1.5	2.3	2.6	1.7	0.8	2.1	1.5
Average monthly active job seekers(4)	10.1	17.6	23.7	24.1	23.1	24.5	25.2
Average monthly active enterprise users(5)	1.6	2.8	4.3	4.4	3.7	4.5	3.8
Average monthly active enterprises(6)	1.0	1.8	2.8	2.8	2.5	2.9	2.6
360-Day average active user retention rate(7)	19%	20%	20%	20%	22%	20%	22%
Effective conversion rate(8)	43%	43%	43%	42%	40%	42%	39%
Average non-cognizant conversion rate(9)	57%	67%	68%	67%	69%	67%	70%

SUMMARY

	For the Year Ended December 31,			For the Twelve Months Ended June 30,		For the Twelve Months Ended September 30,
	2019	2020	2021	2021	2022	2021	2022
Renewal Rate(10)
– Key accounts	95%	92%	94%	92%	96%	93%	96%
– Mid-sized accounts	75%	77%	77%	76%	82%	76%	81%
– Small-sized accounts	44%	44%	51%	52%	50%	54%	45%
All accounts	45%	45%	52%	52%	51%	54%	46%
Churn Rate(11)
– Key accounts	5%	8%	6%	8%	4%	7%	4%
– Mid-sized accounts	25%	23%	23%	24%	18%	24%	19%
– Small-sized accounts	56%	56%	49%	48%	50%	46%	55%
All accounts	55%	55%	48%	48%	49%	46%	54%

Notes:
(1)
The number of our average MAU decreased since the second quarter of 2021 due to the suspension of new user registration.

(2)
The number of our paid enterprise customers and ARPU for key accounts decreased in the twelve months ended June 30, 2022 due to (i) the suspension of new user registration and (ii) COVID-19’s impact on our enterprise customers’ recruitment demand and their recruitment related budgets.

(3)
Average revenue per paying user.

(4)
The sum of monthly active job seekers for each month during the given period divided by the number of months in the given period.

(5)
The sum of monthly active enterprise users for each month during the given period divided by the number of month in the given period.

(6)
The sum of monthly active enterprises for each month during the given period divided by the number of month in the given period.

(7)
The percentage of users that logged on to the BOSS Zhipin platform (mobile app, PC or mini-program) at a given day that also logged on to the BOSS Zhipin platform on the 360th day from the given date.

(8)
The percentage of candidates in the enterprise users’ recommendation list that the enterprise users choose to engage in direct chat, after browsing the job seekers’ mini resume. The slight decrease in effective conversion rate in the six months ended June 30, 2022 was primarily due to the suspension of new user registration as new enterprise users generally have higher recruitment demands and are more likely to choose to interact with job seekers after browsing their mini resume.

(9)
The percentage of users that completed resume delivery or exchanged contact information based on job recommendation that is different from the users’ self identified job expectation. This metric demonstrates our ability to discern latent user preference or need, thereby improving their overall job hunting and recruitment efficiency. For example, a job seeker that put down “data engineer” as his/her expected job position may receive recommendation of “data mining” positions if the system discerns a good fit based on latent preferences recognized through the job seeker ‘s behavior traits.

(10)
Renewal rate refers to the percentage of the enterprise customers during the previous twelve-month period of the given twelve-month period who contributed revenues to the Company during the given twelve-month period.

(11)
Churn rate refers to the percentage of the enterprise customers during the previous twelve-month period of the given twelve-month period who did not contribute revenue to the Company during the given twelve-month period.

SUMMARY

The table below sets forth the breakdown of our revenue from enterprise customers by types of customer accounts.
	For the Year Ended December 31,						For the Six Months Ended June 30,				For the Nine Months Ended September 30,
	2019		2020		2021		2021		2022		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
							(unaudited)				(unaudited)
	(in thousands, except for percentages)
Online recruitment services to enterprise customers
– Key accounts	155,819	15.8	330,795	17.2	928,360	22.0	362,763	18.7	517,925	23.3	643,114	20.5	775,037	22.9
– Mid-sized accounts	363,282	36.8	696,325	36.1	1,513,506	35.9	633,685	32.7	910,848	40.9	1,080,514	34.4	1,375,551	40.6
– Small-sized accounts	467,758	47.4	900,058	46.7	1,777,160	42.1	943,471	48.6	798,411	35.8	1,413,426	45.1	1,241,060	36.5
Total	986,859	100.0	1,927,178	100.0	4,219,026	100.0	1,939,919	100.0	2,227,184	100.0	3,137,054	100.0	3,391,648	100.0
The table below sets forth the breakdown of our revenue from enterprise customers by types of services.
	For the Year Ended December 31,						For the Six Months Ended June 30,				For the Nine Months Ended September 30,
	2019		2020		2021		2021		2022		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
							(unaudited)				(unaudited)
	(in thousands, except for percentages)
Online recruitment services to enterprise customers
– Paid job postings	626,837	63.5	1,283,317	66.6	2,995,806	71.0	1,320,085	68.0	1,630,674	73.2	2,172,590	69.3	2,481,781	73.2
– Value-added tools	360,022	36.5	643,861	33.4	1,223,220	29.0	619,834	32.0	596,510	26.8	964,464	30.7	909,867	26.8
Total	986,859	100.0	1,927,178	100.0	4,219,026	100.0	1,939,919	100.0	2,227,184	100.0	3,137,054	100.0	3,391,648	100.0
The table below sets forth the breakdown of our revenue by purchase methods.
	For the Year Ended December 31,						For the Six Months Ended June 30,				For the Nine Months Ended September 30,
	2019		2020		2021		2021		2022		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
							(unaudited)				(unaudited)
	(in thousands, except for percentages)
Online recruitment services to enterprise customers
– Subscription packages	627,404	62.8	1,256,532	64.6	2,772,587	65.1	1,210,551	61.9	1,626,991	72.3	1,995,076	63.0	2,444,729	71.3
– Standalone purchases	359,455	36.0	670,646	34.5	1,446,439	34.0	729,368	37.2	600,193	26.7	1,141,978	36.0	946,919	27.6
Subtotal	986,859	98.8	1,927,178	99.1	4,219,026	99.1	1,939,919	99.1	2,227,184	99.0	3,137,054	99.0	3,391,648	98.9
Others
– Subscription packages	5,084	0.5	10,015	0.5	22,738	0.5	10,263	0.5	16,473	0.7	16,867	0.5	26,667	0.8
– Standalone purchases	6,777	0.7	7,166	0.4	17,364	0.4	6,535	0.4	6,567	0.3	14,557	0.5	10,472	0.3
Subtotal	11,861	1.2	17,181	0.9	40,102	0.9	16,798	0.9	23,040	1.0	31,424	1.0	37,139	1.1
Total revenues	998,720	100.0	1,944,359	100.0	4,259,128	100.0	1,956,717	100.0	2,250,224	100.0	3,168,478	100.0	3,428,787	100.0

SUMMARY

SUMMARY OF HISTORICAL FINANCIAL INFORMATION
The following tables set forth summary consolidated financial information for the Track Record Period and as of the applicable period ends. The summary consolidated financial information set forth below should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements in this document, including the related notes, as well as the section headed “Financial Information.” Our consolidated financial information was prepared in accordance with U.S. GAAP.
Summary Consolidated Results of Operations
The following table sets forth key line items of our consolidated statements of profit or loss with line items in absolute amounts and as percentages of our revenue for the periods indicated:
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	986,859	98.8	1,927,178	99.1	4,219,026	629,884	99.1	1,939,919	99.1	2,227,184	332,510	99.0
Others	11,861	1.2	17,181	0.9	40,102	5,987	0.9	16,798	0.9	23,040	3,440	1.0
Total revenues	998,720	100.0	1,944,359	100.0	4,259,128	635,871	100.0	1,956,717	100.0	2,250,224	335,950	100.0
Operating cost and expenses
Cost of revenues	(137,812)	(13.8)	(240,211)	(12.4)	(554,648)	(82,807)	(13.0)	(250,029)	(12.8)	(351,578)	(52,489)	(15.6)
Sales and marketing expenses	(916,832)	(91.8)	(1,347,532)	(69.3)	(1,942,670)	(290,033)	(45.6)	(1,152,780)	(58.9)	(921,900)	(137,636)	(41.0)
Research and development expenses	(325,569)	(32.6)	(513,362)	(26.4)	(821,984)	(122,719)	(19.3)	(413,728)	(21.1)	(598,425)	(89,343)	(26.6)
General and administrative expenses	(132,999)	(13.3)	(797,008)	(41.0)	(1,991,123)	(297,267)	(46.7)	(1,748,612)	(89.4)	(316,035)	(47,183)	(14.0)
Total operating cost and expenses	(1,513,212)	(151.5)	(2,898,113)	(149.1)	(5,310,425)	(792,826)	(124.6)	(3,565,149)	(182.2)	(2,187,938)	(326,651)	(97.2)
Net (loss)/income	(502,055)	(50.2)	(941,895)	(48.4)	(1,071,074)	(159,908)	(25.0)	(1,590,312)	(81.3)	80,321	11,991	3.6
Non-GAAP Financial Measure
In addition to net income/(loss), we also use adjusted net income/(loss) (non-GAAP financial measure), to evaluate our business. We define adjusted net income/(loss) (non-GAAP financial measure) as net income/(loss) excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow, and the adjustment had been made during the Track Record Period for consistency.
We have included this non-GAAP financial measure in this document because it is a key measure used by our management to evaluate our operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, we believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors do. Our calculation of the non-GAAP financial measure may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. It should not be considered in isolation from, or as a substitute for, our financial information prepared in accordance with U.S. GAAP.

SUMMARY

The table below sets forth a reconciliation of our net income/(loss) to adjusted net income/(loss) (non-GAAP financial measure) for the periods indicated:
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)
	(in thousands)
Net (loss)/income	(502,055)	(941,895)	(1,071,074)	(159,908)	(1,590,312)	80,321	11,991
Minus:
Share-based compensation expenses	(34,250)	(657,236)	(1,923,646)	(287,193)	(1,709,251)	(283,046)	(42,259)
Adjusted net (loss)/income (non- GAAP financial measure)	(467,805)	(284,659)	852,572	127,285	118,939	363,367	54,250
Our revenue experienced significant growth during the Track Record Period. We derive most of our revenues from paid enterprise customers on our online recruitment platform. We provide online recruitment services to enterprise users that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection- oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our holistic recruitment services to the enterprise users.
We incurred net loss in 2019, 2020 and 2021, primarily resulted from the increases in our total operating cost and expenses from RMB1.5 billion in 2019 to RMB2.9 billion in 2020 and further to RMB5.3 billion (US$792.8 million) in 2021, primarily due to the increase in sales and marketing expenses and general and administrative expenses. The increase in sales and marketing expenses from 2019 to 2021 was primarily due to increased payroll and other employee-related expenses with increased headcount and increased advertising expenses due to enhanced brand advertising activities. In connection with the suspension of new user registration, we strategically incurred less advertising expenses to improve marketing efficiency in the second half of 2021. Our sales and marketing expenses accounted for approximately 91.8%, 69.3% and 45.6% of total revenues in 2019, 2020 and 2021, respectively, and such decrease as a percentage of total revenues resulted from improved marketing efficiency as well as the decreased marketing activities in the second half of 2021 due to the suspension of new user registration. The increase in general and administrative expenses from 2019 to 2021 was primarily due to the one-off share-based compensation expenses of RMB533.1 million and RMB1.5 billion recognized in 2020 and in the second quarter of 2021, respectively, as well as increased headcount. Due to our significant investments in brand advertising activities and talents with our long term strategies, we recorded adjusted net loss (non-GAAP financial measure) of RMB467.8 million in 2019 and narrowed it down to RMB284.7 million in 2020. We recorded positive adjusted net income (non-GAAP financial measure) of RMB118.9 million for the first half of 2021, mainly benefiting from our improved operating leverage and the economy of scale. We recorded adjusted net income (non-GAAP financial measure) of RMB852.6 million (US$127.3 million) in 2021, primarily due to our increased operating leverage, as well as the decreased sales and marketing expenses as a percentage of total revenues resulting from improved marketing efficiency in the first half of 2021 and decreased marketing activities in the second half of 2021 due to the suspension of new user registration.
We recorded net income of RMB80.3 million (US$12.0 million) in the six months ended June 30, 2022, compared to net loss of RMB1.6 billion in the six months ended June 30, 2021. Our total operating cost and expenses decreased from RMB3.6 billion in the six months ended June 30, 2021 to RMB2.2 billion (US$326.7 million) in the six months ended June 30, 2022, primarily attributable to the decrease in sales and marketing expenses and general and administrative expenses. The decrease in sales and marketing expenses in the six months ended June 30, 2022 was primarily attributable to decreased advertising expenses resulting from the marketing strategy to improve marketing efficiency taking into consideration of the suspension of new user registration, partially offset by an increase in payroll and other employee-related expenses for our

SUMMARY

sales and marketing staff. The decrease in general and administrative expenses in the six months ended June 30, 2022 was primarily due to one-off share-based compensation expenses of RMB1.5 billion in the second quarter of 2021, partially offset by the increased payroll and other employee-related expenses with increased headcount. We expected increased sales and marketing expenses in the second half of 2022 as we plan to continue to invest in advertising activities, including the sponsorship of major events, and online traffic acquisition to further enhance our brand awareness and facilitate our user growth in the long-term. However, we believe the increase in sales and advertising spending will not threaten our ability to record adjusted net income (non-GAAP financial measure) in 2022 and 2023.
Summary Consolidated Balance Sheets
	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
			(in thousands)
Total current assets	1,707,793	4,747,312	12,958,954	1,934,721	13,518,507	2,018,261
Total non-current assets	171,206	335,967	682,669	101,920	854,128	127,518
Total assets	1,878,999	5,083,279	13,641,623	2,036,641	14,372,635	2,145,779
Total current liabilities	1,007,855	1,720,023	2,784,202	415,671	2,839,444	423,918
Total non-current liabilities	37,659	76,373	183,365	27,376	166,309	24,829
Total liabilities	1,045,514	1,796,396	2,967,567	443,047	3,005,753	448,747
Total mezzanine equity	2,494,421	5,587,000	—	—	—	—
Total shareholders’ (deficit)/equity	(1,660,936)	(2,300,117)	10,674,056	1,593,594	11,366,882	1,697,032
Total liabilities, mezzanine equity and shareholders’ (deficit)/ equity	1,878,999	5,083,279	13,641,623	2,036,641	14,372,635	2,145,779
Net current assets	699,938	3,027,289	10,174,752	1,519,050	10,679,063	1,594,343
Net assets	833,485	3,286,883	10,674,056	1,593,594	11,366,882	1,697,032
Our net assets increased from RMB833.5 million as of December 31, 2019 to RMB3.3 billion as of December 31, 2020, primarily attributable to (i) the issuance of Series F convertible redeemable preferred shares of RMB2.8 billion and (ii) share-based compensation reserves of RMB657.2 million recognized in 2020, including the issuance of Class B ordinary shares to TECHWOLF LIMITED, partially offset by net loss of RMB941.9 million and other comprehensive loss from foreign currency translation adjustments of RMB149.5 million recognized in 2020. Our net assets increased to RMB10.7 billion as of December 31, 2021, primarily attributable to (i) the issuance of Class A ordinary Shares of RMB6.4 billion upon our initial public offering in the United States, and (ii) share-based compensation reserves of RMB1.9 billion recognized in 2021, including the issuance of Class B ordinary shares to TECHWOLF LIMITED, partially offset by net loss of RMB1.07 billion recognized in 2021. Our net assets further increased to RMB11.4 billion as of June 30, 2022, primarily attributable to (i) net income of RMB80.3 million, (ii) share-based compensation reserves of RMB283.0 million, and (iii) other comprehensive income from foreign currency translation adjustments of RMB539.0 million recognized during the period, partially offset by the repurchase of Class A ordinary Shares of RMB268.0 million during the period.
Our net current assets increased from RMB10.2 billion (US$1.5 billion) as of December 31, 2021 to RMB10.7 billion (US$1.6 billion) as of June 30, 2022, primarily due to (i) an increase of RMB832.3 million in cash and cash equivalents and (ii) a decrease of RMB66.2 million in other payables and accrued liabilities, partially offset by (i) a decrease of RMB204.0 million in prepayments and other current assets, (ii) a decrease of RMB72.8 million in short-term investments, and (iii) an increase of RMB82.3 million in accounts payable.

SUMMARY

Our net current assets increased from RMB3.0 billion as of December 31, 2020 to RMB10.2 billion (US$1.5 billion) as of December 31, 2021, primarily due to (i) an increase of RMB7.3 billion in cash and cash equivalents, (ii) an increase of RMB559.7 million in prepayments and other current assets, and (iii) an increase of RMB348.6 million in short-term investments, partially offset by an increase of RMB758.2 million and RMB226.9 million in deferred revenue and other payables and accrued liabilities, respectively.
Our net current assets increased from RMB699.9 million as of December 31, 2019 to RMB3.0 billion as of December 31, 2020, primarily due to an increase of RMB3.6 billion in cash and cash equivalents, partially offset by (i) a decrease of RMB605.6 million in short-term investments, (ii) an increase of RMB585.5 million in deferred revenue, and (iii) an increase of RMB125.1 million in other payables and accrued liabilities.
For a detailed discussion on our key balance sheet items and material changes in the various working capital items, see “Financial Information — Discussion of Key Balance Sheet Items” and “— Liquidity and Capital Resources.”
Summary Consolidated Statements of Cash Flows
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)
	(in thousands)
Net cash (used in)/generated from operating activities	(105,663)	395,911	1,641,381	245,052	836,543	480,948	71,804
Net cash (used in)/generated from investing activities	(1,223,803)	467,305	(601,862)	(89,856)	(167,365)	(97,909)	(14,617)
Net cash generated from/(used in) financing activities	993,475	2,882,112	6,431,263	960,162	6,412,214	(87,816)	(13,111)
Effect of exchange rate changes on cash and cash equivalents	43,113	(154,480)	(127,227)	(18,994)	9,364	537,116	80,189
Net (decrease)/increase in cash and cash equivalents	(292,878)	3,590,848	7,343,555	1,096,364	7,090,756	832,339	124,265
Cash and cash equivalents at the beginning of the year/period	700,233	407,355	3,998,203	596,916	3,998,203	11,341,758	1,693,280
Cash and cash equivalents at the end of the year/period	407,355	3,998,203	11,341,758	1,693,280	11,088,959	12,174,097	1,817,545
We had operating cash outflow of RMB105.7 million in 2019, primarily resulted from the net loss of RMB502.1 million incurred in the same year, and operating cash inflow of RMB395.9 million, RMB1.6 billion (US$245.1 million) and RMB480.9 million (US$71.8 million) in 2020, 2021 and the six months ended June 30, 2022, respectively. For more details, see “Financial Information — Liquidity and Capital Resources.”

SUMMARY

Key Financial Ratios
The following table sets forth our key financial ratios for the periods indicated:
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
Gross margin (%)(1)	86.2	87.6	87.0	87.2	84.4
Net (loss)/income margin (%)(2)	(50.2)	(48.4)	(25.0)	(81.3)	3.6
Adjusted net (loss)/income margin (non-GAAP financial measure) (%)(3)	(46.8)	(14.6)	20.0	6.1	16.1

Notes:
(1)
Gross margin equals the gross profit, calculated as total revenues minus cost of revenues, divided by total revenues for the period.

(2)
Net (loss)/income margin equals net (loss)/income divided by total revenues for the period.

(3)
Adjusted net (loss)/income margin (non-GAAP financial measure) equals adjusted net (loss)/income (non-GAAP financial measure) divided by total revenues for the period.

IMPACT OF COVID-19 ON OUR OPERATION
The ongoing COVID-19 pandemic has severely impacted China and the rest of the world, and has resulted in quarantines, travel restrictions, the temporary closure of offices and facilities and cancelation of public activities, among others.
Recently, there has been a recurrence of COVID-19 outbreaks in certain cities and provinces of China, including, among others, Shanghai, Beijing, Shenzhen, Chengdu and Zhengzhou due to the COVID-19 variants, which delayed the recovery of consumption and services. Although the COVID-19 pandemic accelerated the existing trend of bringing the recruitment process online and increased the market penetration of online recruitment platforms, the impact from the COVID-19 has reduced the employers’ willingness to recruit and their recruitment related budgets, and the combined effect had a negative impact on our business, especially in cities most impacted by the COVID-19 pandemic. For example, our calculated cash billings in Shanghai dropped by 52.4% in April 2022 and by 59.2% in May 2022, as compared to the same periods in 2021. In October 2022, our calculated cash billings in Zhengzhou dropped by 46.8% as compared to the same period in 2021. In addition, we made adjustments to operation hours and instituted work-from-home arrangements. Our Directors are of the view that the recent resurgence of the COVID-19 had an adverse impact on our business and results of operations up to December 6, 2022, or the Latest Practicable Date, while such adverse impact, as a whole, had been temporary in nature and will not have a material impact on us in the long run, on the basis that (i) despite some sporadic resurgence in certain areas from time to time, the recruitment demand adversely affected by the COVID-19 recovered in a speedy manner soon after the outbreak in an area is put under control within a relatively short period of time; for instance, compared to the decreases in calculated cash billings in Shanghai in April and May 2022, the calculated cash billings in Shanghai quickly recovered after the resurgence has been effectively controlled: the calculated cash billings in August 2022 decreased by only 6% compared to the same period in 2021, basically returning to a pre-COVID level, and the calculated cash billings in September 2022 increased by 141% compared to May 2022. Similarly, our calculated cash billings in Beijing and Zhengzhou where our operations were negatively impacted quickly recovered after the impact of the outbreak was subsumed. As such, the negative impact in recruitment demand in areas affected by COVID-19 outbreaks tended and is expected to only temporarily impact our business in the relevant areas. Our total calculated cash billings in September 2022 increased by 45.5% compared to that in May 2022; (ii) our business is mainly operated online, which had been less directly impacted by the restrictive measures; and (iii) we have also adopted enhanced hygiene and precautionary measures to prevent infection and transmission of the COVID-19 within our premises and among our staff, see “Business — Impact of COVID-19 on Our Operations” for details, which have been relatively effective and ensured that the productivity of our employees were not materially impacted.

SUMMARY

To the extent COVID-19 may continue to affect our customers’ ability to pay, customer demand for our services remain uncertain. In addition, with varying levels of temporary restrictions and other measures reinstated in different regions to contain infections, our operations in these regions may be affected when these restrictive measures are in force. As the global pandemic of COVID-19 continues to evolve, we will continue to monitor the COVID-19 situation closely. See “Risk Factors — Risks Relating to Our Business and Industry — The ongoing COVID-19 pandemic could adversely affect our business, results of operations and financial condition.”
RECENT DEVELOPMENTS
Cybersecurity Review
Pursuant to an announcement posted by the Cyberspace Administration of China, or the CAC, on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration in China starting from the date thereof to cooperate with the cybersecurity review and prevent the expansion of risks. We have diligently provided our full cooperation in the national cybersecurity review, rigorously addressed the cybersecurity issues identified in the review process, and have taken comprehensive rectification measures. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022.
We recorded MAU of 32.4 million, 32.5 million and 32.1 million in July, August and September 2022, respectively, representing growth of 3.0%, 15.0% and 20.8%, as compared to the same periods in 2021, respectively. We recorded average DAU as percentage of MAU of 27.5%, 27.7% and 27.7% in July, August and September 2022, respectively, representing growth of 0.0%, 0.4% and 0.0%, as compared to the same periods in 2021, respectively. From the date we recommenced new user registration to September 30, 2022, we recorded approximately 14.0 million newly verified users.
Financial Results for the Nine Months Ended September 30, 2022
The selected unaudited consolidated results of operations for the nine months ended September 30, 2021 and 2022 and the cash flow data for the nine months ended September 30, 2022 have been derived from our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2021.
The consolidated financial information below should be read in conjunction with, and is qualified in its entirety by reference to, our unaudited interim condensed consolidated financial information for the nine months ended September 30, 2022 and related notes. Our historical results do not necessarily indicate results expected for any future periods, and the results of operations for the nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2022. Please refer to “Financial Information,” “Risk Factors” and “Business” included elsewhere in this document for information regarding trends and other factors that may affect our results of operations.

SUMMARY

Summary Results of Operations
The table below sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total revenues for the periods presented.
	For the Nine Months Ended September 30,
	2021		2022
	RMB	%	RMB	%
	(unaudited)
	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	3,137,054	99.0	3,391,648	98.9
Others	31,424	1.0	37,139	1.1
Total revenues	3,168,478	100.0	3,428,787	100.0
Operating cost and expenses
Cost of revenues	(404,863)	(12.8)	(552,466)	(16.1)
Sales and marketing expenses	(1,569,199)	(49.5)	(1,318,843)	(38.5)
Research and development expenses	(623,051)	(19.7)	(888,655)	(25.9)
General and administrative expenses	(1,871,950)	(59.1)	(472,099)	(13.8)
Total operating cost and expenses	(4,469,063)	(141.1)	(3,232,063)	(94.3)
Other operating income, net	10,948	0.3	14,245	0.4
(Loss)/Income from operations	(1,289,637)	(40.8)	210,969	6.1
Investment income	15,791	0.5	31,112	0.9
Financial income, net	6,754	0.2	78,013	2.3
Foreign exchange (loss)/gain	(317)	(0.0)	10,136	0.3
Other (expenses)/income, net	(6,669)	(0.2)	3,682	0.1
(Loss)/Income before income tax expense	(1,274,078)	(40.3)	333,912	9.7
Income tax expense	(30,066)	(0.9)	(41,874)	(1.2)
Net (loss)/income	(1,304,144)	(41.2)	292,038	8.5
Non-GAAP Financial Measure
The table below sets forth a reconciliation of our net (loss)/income to adjusted net income (non-GAAP financial measure) for the periods presented. See “Financial Information — Non- GAAP Financial Measure” for more details.
	For the Nine Months Ended September 30,
	2021	2022
	(unaudited) (RMB in thousands)
Net (loss)/income	(1,304,144)	292,038
Minus:
Share-based compensation expenses	(1,808,174)	(447,961)
Adjusted net income (non-GAAP financial measure)	504,030	739,999

SUMMARY

Revenues
Our revenues increased by 8.2% from RMB3.2 billion for the nine months ended September 30, 2021 to RMB3.4 billion in the nine months ended September 30, 2022. This increase primarily resulted from our continued investment in enhancing our service capabilities. In particular, revenues from key accounts increased by 20.5% from RMB643.1 million in the nine months ended September 30, 2021 to RMB775.0 million in the nine months ended September 30, 2022, and revenues from mid-sized accounts increased by 27.3% from RMB1.1 billion in the nine months ended September 30, 2021 to RMB1.4 billion in the nine months ended September 30, 2022. The increase was partially offset by the decrease in revenues from small-sized accounts, which was historically driven by new user growth while our new user registration was suspended during most of the nine months ended September 30, 2022. Our key accounts increased by 48.9% from 3,995 in the twelve months ended September 30, 2021 to 5,947 in the twelve months ended September 30, 2022.
Cost of revenues
Our cost of revenues increased by 36.5% from RMB404.9 million for the nine months ended September 30, 2021 to RMB552.5 million in the nine months ended September 30, 2022, primarily driven by (i) an increase of RMB80.4 million in payroll and other employee-related expenses with the increased headcount, particularly in security and operation personnel, (ii) an increase of RMB37.6 million in depreciation and amortization mainly related to servers, and (iii) an increase of RMB28.8 million in server and bandwidth service cost in line with our business growth, partially offset by a decrease of RMB13.6 million in third-party payment processing cost.
Sales and marketing expenses
Our sales and marketing expenses decreased by 16.0% from RMB1.6 billion for the nine months ended September 30, 2021 to RMB1.3 billion in the nine months ended September 30, 2022, primarily attributable to a decrease of RMB463.7 million in advertising expenses resulting from the decreased marketing activities taking into consideration of the suspension of new user registration in the first half year of 2022, partially offset by an increase of RMB201.4 million in payroll and other employee-related expenses for our sales and marketing staff.
Research and development expenses
Our research and development expenses increased by 42.6% from RMB623.1 million in the nine months ended September 30, 2021 to RMB888.7 million in the nine months ended September 30, 2022, which was mainly attributable to an increase of RMB251.7 million in payroll and other employee-related expenses due to increased headcount in research and development personnel and increased share-based compensation expenses.
General and administrative expenses
Our general and administrative expenses decreased by 74.8% from RMB1.9 billion in the nine months ended September 30, 2021 to RMB472.1 million in the nine months ended September 30, 2022. This decrease was mainly attributable to the one-off share-based compensation expenses of RMB1,506.4 million recognized in the second quarter of 2021, related to the issuance of Class B Ordinary Shares to TECHWOLF LIMITED, partially offset by increased payroll and other employee-related expenses with increased headcount.
(Loss)/Income from operations
As a result of the foregoing, we recorded RMB211.0 million of income from operations in the nine months ended September 30, 2022, as compared to a loss from operations of RMB1.3 billion in the nine months ended September 30, 2021.
Income tax expense
We accrued income tax expense of RMB41.9 million in the nine months ended September 30, 2022, as compared to that of RMB30.1 million in the nine months ended September 30, 2021.

SUMMARY

Net (loss)/income
We recorded net income of RMB292.0 million in the nine months ended September 30, 2022, as compared to a net loss of RMB1.3 billion in the nine months ended September 30, 2021.
Cash flows
The following table sets forth a summary of our cash flows for the nine months ended September 30, 2022.
For the Nine Months Ended September 30, 2022
(unaudited) (RMB in thousands)
Net cash generated from operating activities	847,499
Net cash used in investing activities	(2,091,086)
Net cash used in financing activities	(41,278)
Effect of exchange rate changes on cash and cash equivalents	1,101,863
Net decrease in cash and cash equivalents	(183,002)
Cash and cash equivalents at beginning of the period	11,341,758
Cash and cash equivalents at end of the period	11,158,756
Cash position
The balance of cash and cash equivalents and short-term investment was RMB13.9 billion as of September 30, 2022.
Operating activities
Net cash generated from operating activities in the nine months ended September 30, 2022 was RMB847.5 million. The difference between this net cash generated from operating activities and the net income of RMB292.0 million in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB448.0 million, amortization of right-of-use assets of RMB106.5 million and depreciation and amortization expenses of RMB98.0 million, partially offset by cash used for an increase in working capital mainly resulting from a decrease of RMB104.4 million in operating lease liabilities and a decrease of RMB71.5 million in other payables and accrued liabilities partially offset by an increase of RMB80.1 million in deferred revenue and a decrease of RMB30.8 million in prepayments and other current assets.
Investing activities
Net cash used in investing activities in the nine months ended September 30, 2022 was RMB2.1 billion, primarily due to purchase of short-term investments of RMB3.8 billion, partially offset by proceeds from maturity of short-term investments of RMB2.0 billion.
Financing activities
Net cash used in financing activities in the nine months ended September 30, 2022 was RMB41.3 million, primarily attributable to RMB279.4 million of repurchase of Class A Ordinary Shares, partially offset by proceeds of RMB238.1 million from the exercise of share options.
Outlook
We expect to record a net loss and a significant decrease in adjusted net income (non-GAAP financial measure) in 2022, primarily due to (i) slower revenue growth because of the macroeconomic uncertainties,

SUMMARY

resurgence of COVID-19 in certain areas in China, and that the revenues from the new users registered in the second half of 2022 may take some time to ramp up, (ii) higher payroll and employee-related expenses as we continue to increase headcount in our research and development team in particular to build our core capabilities and improve our services, as well as headcount in our sales and security teams, and (iii) higher sales and marketing expenses as a percentage of total revenues in 2022 as we have invested, and plan to continue to invest in advertising activities, including the sponsorship of major events, after the resumption of our new user registration to further enhance our brand awareness and facilitate our user growth in the long-term. While the expenses for such promotional advertising activities are recognized in 2022, we do view these investments on our branding as having long-term impacts on the brand equity for our users and customers.
Recent Regulatory Developments
Regulatory Developments Related to our Business Operations
On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (《中華人民共和國數據安全法》), or the Data Security Law, which took effect in September 2021. On August 20, 2021, the State Council promulgated the PRC Personal Information Protection Law (《中華人民共和國個人信息保護法》), or the PIPL, effective from November 1, 2021. See “Regulations — Regulations Related to Privacy Protection.”
On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), effective on September 1, 2021, which set out the definition of critical information infrastructure. As of the date of this document, no detailed implementation rules have been issued by the relevant governmental authorities, and we have not been informed by any governmental authority that we are a critical information infrastructure operator.
On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the revised Cybersecurity Review Measures (《網絡安全審查辦法》) which became effective on February 15, 2022, pursuant to which, among other things, a critical information infrastructure operator shall apply for cybersecurity review to the Cybersecurity Review Office of the CAC if it anticipates that its procurement of network products and services affect or may affect national security after the network products and services being put into use. See “Regulations — Regulations Relating to Information Security and Censorship” for details, including the initiatives we have undertaken and our PRC Legal Adviser’s view.
In addition, on November 14, 2021, the CAC published draft Regulations on the Administration of Network Data Security (solicitation for comment), or the Draft Regulations on Network Data Security (《網絡數據安全管理條例(徵求意見稿)》), for public comments, which provides that data processors conducting certain activities shall apply for cybersecurity review. See “Regulations — Regulations Relating to Information Security and Censorship” for details, including our PRC Legal Adviser and Directors’ view.
On July 7, 2022, the CAC issued the Measures for the Security Assessment of Outbound Data Transfers (《數據出境安全評估辦法》), which became effective on September 1, 2022.
Our Directors and PRC Legal Advisers are of the view that, during the Track Record Period and up to the Latest Practicable Date, based on the analysis detailed in “Regulations — Regulations Relating to Information Security and Censorship,” and “Business — Data Privacy and Security,” we had not been and were not involved in any non-compliance incident related to data privacy and security, which, individually or in the aggregate, have had or are reasonably likely to have a material and adverse, financial or operational, impact on the Group, and we are in compliance with applicable laws and regulations on cybersecurity, data security and personal data protection in all material respects in the PRC, and if the Draft Regulations on Network Data Security were implemented in the current form, our Directors and our PRC Legal Advisers do not foresee any material impediments for us to comply with the requirements under the Draft Regulations on Network Data Security in all material aspects. In addition, our Directors believe that the aforementioned laws and regulations did not and will not materially affect our Group’s operations and financial performance.

SUMMARY

Solely based on the due diligence conducted by the Joint Sponsors (including but not limited to discussing with the PRC legal advisers of the Company and the Joint Sponsors, conducting expert due diligence with the PRC Legal Adviser and reviewing the legal opinions of the PRC Legal Adviser with assistance of the Joint Sponsors’ PRC legal advisers), nothing has come to the attention of the Joint Sponsors that would reasonably cause the Joint Sponsors to disagree with the Director ‘s view above in all material aspects.
See “Regulations — Regulations Relating to Information Security and Censorship” for further details, including our PRC Legal Adviser and Joint Sponsors’ view.
Regulatory Developments on Overseas Offering and Listing
Cybersecurity and Data Privacy
According to the Cybersecurity Review Measures (《網絡安全審查辦法》), online platform operators possessing personal information of more than one million users seeking to be listed on a foreign stock exchange (國外上市) must apply for a cybersecurity review. Our PRC Legal Adviser is of the view that the term of “listing on a foreign stock exchange (國外上市)” under the revised Cybersecurity Review Measures does not include “listing in Hong Kong,” and therefore we are not subject to the mandatory obligation of ex ante application for cybersecurity review for the Listing.
Pursuant to Article 13 of the Draft Regulations on Network Data Security (《網絡數據安全管理條例(徵求意見稿)》), data processors shall, in accordance with relevant laws and regulations, apply for cybersecurity review for their listing in certain circumstances. See “— Regulatory Developments Related to our Business Operations” for our Director, PRC Legal Adviser and Joint Sponsors’ view.
CSRC Procedures
On December 24, 2021, the CSRC issued the draft Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》), or the Draft Provisions, and the draft Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), or the Draft Administration Measures, for public comments. Pursuant to these drafts, overseas offering and/or listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC within three business days after submitting its application documents by the issuer or its designated principal domestic operating entity. See “Risk Factors — Risks Related to Doing Business in China — The approval of or filing and reporting with the China Securities Regulatory Commission or other PRC government authorities may be required in connection with the Introduction under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures” and “Regulations — Regulations on Overseas Offering and Listing” for more details.
Based on the analysis detailed in “Regulations — Regulations on Overseas Offering and Listing”, if these draft regulations become effective in their current form before the Listing, our Directors and PRC Legal Adviser (i) do not foresee any material legal impediment for us to comply with these requirements or complete the filing with the CSRC in all material respects; (ii) do not foresee these regulations to have any material adverse impact on our business operations, Contractual Arrangements and the Listing; (iii) are of the view that the Contractual Arrangements are expected to remain compliant.
Solely based on the due diligence conducted by the Joint Sponsors (including but not limited to discussing with the PRC legal advisers of the Company and the Joint Sponsors, conducting expert due diligence with the PRC Legal Adviser and reviewing the legal opinion of the PRC Legal Adviser with assistance of the Joint Sponsors’ PRC legal advisers), nothing has come to the attention of the Joint Sponsors that would reasonably cause the Joint Sponsors to disagree with the Director ‘s view above in all material aspects. See “Regulations — Regulations on Overseas Offering and Listing” for details.

SUMMARY

Class Action
We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case, which is a subsequent event after June 30, 2022. As a result of such tentative agreement in principle to settle, we recorded a contingent liability in our consolidated statements as of and for the six months ended June 30, 2022. On November 10, 2022, the Court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the Defendants, the parties agreed that, in consideration of Kanzhun’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against Kanzhun and the individual defendant are resolved and discharged and precluded from being raised again in any future action. See “Business — Legal Proceedings and Compliance.” See also “Directors and Senior Management — Directors — Legal proceedings involving certain Directors” for other class action lawsuits involved our Directors.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2021 Form 20-F and the furnishing of the October Super 6-K, as well as additional risk factors relating to the Listing.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY
We have a limited operating history and generated net losses in 2019, 2020 and 2021 and negative operating cash flow in 2019, and we may not be able to sustain and manage our growth, control our costs and expenses, implement our business strategies or achieve profitability in the future. Any new product or service we may launch and any new market sectors we may enter will come with additional risks.
We have experienced rapid growth in our business and operations since our inception in 2014, which places significant demands on our management, operational and financial resources. We generated net losses of RMB502.1 million, RMB941.9 million and RMB1.1 billion (US$159.9 million) in 2019, 2020 and 2021, respectively. We generated net income of RMB80.3 million (US$12.0 million) in the six months ended June 30, 2022. We generated negative operating cash flow of RMB105.7 million in 2019. Given our limited operating history, net losses and negative operating cash flow we incurred and the rapidly evolving market where we compete, we may encounter difficulties as we establish, expand or enhance our operations, feature and service development, sales and marketing efforts, technology and general and administrative capabilities. As a result, we may not generate net profits or positive operating cash flow, or sustain our historical levels of growth in the future. We believe that our continued growth and our ability to achieve profitability will depend on many factors, including our ability to further improve our user experience and broaden the spectrum of our service offerings, to further increase our presence in different user groups, especially blue-collar users, to continue to invest in technologies and deepen our data insights, and to explore other potential sectors in the human resource service market and achieve full coverage of users’ career lifecycle. There can be no assurance that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.
Particularly, our efforts to expand our product and service offerings to users and explore other sectors in the human resource service market will require significant resource investments from us, and such efforts may not be successful. Expansion into new product and service offerings or other sectors in the human resource service market may be subject to risks such as:
•
limited brand recognition (compared with our established services or market sectors);

•
costs incurred in product and service development and marketing;

•
lack of experience and expertise in connection with the new product and service or market vertical;

•
adjustment to the preferences and customs of a different group of users;

•
compliance with potential new regulations and policies;

•
difficulties in managing upsized operations and maintaining operational efficiency; and

•
competition with new competitors, including those with a more established local presence.

The occurrence of any of these risks could negatively affect our business in new markets and consequently our business and operating results.
We expect our costs and expenses to continue to increase in the future as we expand our user base, broaden our service offerings and develop and implement new products, services and features that may entail more complexity. We expect to continue to invest in our infrastructure in order to provide our services more rapidly and reliably to users. Continued growth could strain our ability to maintain reliable service levels for our users, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our costs and expenses, we may continue to incur significant net losses and negative operating cash flow in the future

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and may not be able to achieve or subsequently maintain profitability. If we fail to achieve the necessary level of efficiency in our operation as it grows, our business, operating results and financial condition could be harmed.
If our job seekers’ or employers’ profiles are out-of-date, inaccurate, fraudulent or lack credible information, we may not be able to effectively create value for our users, which could materially and adversely impact our reputation and business prospects.
We adopt a suite of registration procedures to verify the identity of our job seekers and enterprise users, and we also have ongoing risk assessment procedures for enterprise users. Our intelligence system detects suspicious user input that may undermine the integrity of the community and will then require such users to go through additional authentication procedures. See “Business — Risk Management and Internal Control” for further details. However, we cannot assure you that we will be able to remove all the job seekers and enterprise users that submit out-of-date, inaccurate, fraudulent or otherwise incredible profile or job post information to our database. If we are not able to effectively filter out these job seekers and enterprise users, our users that submit legitimate and accurate profile information may be misled or even defrauded by them, wasting their time and resources in the recruitment process, and our reputation and business prospects will also be materially and adversely impacted as a result. We might also be ordered to make rectifications or even be subject to confiscation of illegal gains and a fine in an amount of up to RMB30,000 if we fail to review the authenticity and legality of the materials provided by the employers in accordance with the PRC laws. See “Regulations — Regulations Relating to Talent Intermediary Services” for further details.
Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and information security. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
Regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Different PRC regulatory bodies, including the SCNPC, the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications, which may create difficulties in ensuring full compliance and increase our operating cost. Non-compliance could result in penalties or other significant legal liabilities.
Numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. For example, the PRC government promulgated the Cybersecurity Review Measures (《網絡安全審查辦法》) in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which affect or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the revised Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services and online platform operators conducting data processing activities that affect or may affect national security shall conduct a cybersecurity review according to these measures. If a critical information infrastructure operator anticipates that its procurement of network products and services affect or may affect national security after the network products and services being put into use, it shall apply for cybersecurity review to the Cybersecurity Review Office of the CAC. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on a foreign stock exchange must apply for a cybersecurity review. The revised Cybersecurity Review Measures also provide that the Cybersecurity Review Office of the CAC may initiate cybersecurity review against relevant operators if the authorities believe that the network products, network services or data processing activities of such operators affect or may affect national security. The revised Cybersecurity Review Measures set out certain risk factors which would be the focus in assessing the national security risk during a cybersecurity review. Pursuant to an announcement posted by the CAC on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration in China to cooperate with the cybersecurity review and prevent the expansion of risks. As approved by the

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Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022.
On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), which became effective on September 1, 2021. See “Regulations — Regulations relating to information security and censorship” for further details. As of the date of this document, no detailed implementation rules have been issued by the relevant governmental authorities. However, as this regulation was newly issued and the relevant governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation. As of the date of this document, we have not been informed by any governmental authority that we are a critical information infrastructure operator.
In the PRC, the internet information is regulated from a national security standpoint. According to the PRC National Security Law (《中華人民共和國國家安全法》), institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and network information technology products and services that affect or may affect national security. The PRC Data Security Law (《中華人民共和國數據安全法》) took effect in September 2021 and provides for a security review procedure for the data processing activities that affect or may affect national security. See “Regulations — Regulations relating to information security and censorship” for further details. It is not clear under the Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the Data Security Law, which may increase the cost of operations, or decline the user growth or engagement, or otherwise harm our business.
In addition, on November 14, 2021, the CAC published draft Regulations on the Administration of Network Data Security (solicitation for comment), or the Draft Regulations on Network Data Security (《網絡數據安全管理條例(徵求意見稿)》), for public comments. See “Regulations — Regulations relating to information security and censorship” for further details. As of the date of this document, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. In general, compliance with the existing PRC laws and regulations and additional laws and regulations related to data security and personal information protection that PRC regulatory bodies may enact in the future may be costly and result in additional expenses to us, and subject us to negative publicity.
On July 7, 2022, the CAC issued the Measures for the Security Assessment of Outbound Data Transfers (《數據出境安全評估辦法》), which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling certain circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority. See “Regulations — Regulations relating to information security and censorship” for further details. As of the date of this document, the exact scope of “important data” under the current regulatory regime remains unclear, and the applicability of certain circumstances are still subject to further interpretation by relevant government authorities. The PRC government authorities may have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be required to report any security assessment for cross-border data transfers to the CAC.
While we take measures to comply with applicable cybersecurity and data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. The activities of third parties such as our customers and business partners are beyond our control. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If any of our business partners violate relevant laws and regulations, or fails to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to legal liabilities. Any failure or perceived failure to comply with all applicable cybersecurity and data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products or services,

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result in government enforcement actions and investigations, fines and other penalties such as suspension of our related business, closure of our apps and suspension of new downloads of our apps, as well as subjecting us to negative publicity and legal proceedings or regulatory actions and discouraging current and potential users and customers from using our services, which could have a material adverse effect on our business and results of operations.
In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR.
Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.
Our business is subject to supervision and regulation by various governmental authorities in China. These governmental authorities include the CAC, the MOFCOM, the MIIT, the SAMR, the MCT, the NRTA, and their corresponding local regulatory authorities. These governmental authorities promulgate and enforce laws and regulations that cover a variety of business activities that relating to our operations, such as provision of internet information, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.
We provide services through our online recruitment platform, including certain live streaming recruitment services, short videos relating to job hunting and recruitment, in-app streaming interview and career development-related video courses, which may be considered as internet audio-visual program services. An internet audio-visual program service provider shall obtain the License for Online Transmission of Audio-Visual Programs, or the Audio-Visual License. According to the applicable PRC laws, only companies wholly state-owned or state-controlled are eligible to obtain the Audio-Visual License. As advised by our PRC Legal Adviser, based on a consultation with the Media Integration Development Division of Beijing Municipal Radio and Television Bureau, a company that is not eligible for the Audio-Visual License for providing internet audio-visual program services is allowed to apply for the registration and filing with the National Internet Audio-Visual Platforms Information Registration Management System (“Audio-Visual Filing”), when its number of daily active users and program inspectors, personnel within a company that is responsible for reviewing and vetting the content of the internet audio-visual program, reach the respective threshold. As of the Latest Practicable Date, we have not obtained the Audio-Visual License, as we are not a state-owned company or state-controlled company, or completed the Audio-Visual Filing, as the number of the daily active users and the number of program inspectors of the internet audio-visual program services on our platform are both below the specific thresholds. We may be subject to penalties or investigations in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties. See “Regulations — Regulations Relating to Online Transmission of Audio-Visual Programs” for more details.
We have obtained the value-added telecommunication service license concerning the internet information service, or ICP license, for provision of internet information services. The ICP license is essential to the operation of our existing and future business and is subject to regular government review or renewal. However, we cannot assure you that we can successfully renew our ICP license in a timely manner or at all as required by

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PRC laws to operate our online recruitment platform. Due to the evolving nature of the interpretation and application of the laws and regulations applicable to our industry in China, we cannot assure you that the permitted scope and other aspects of our ICP license are sufficient as legally required to conduct all of our present business. The regulatory authorities may determine that the scope of our ICP license is not broad enough to carry on all of our businesses and require that we expand the scope of our ICP license. As certain prerequisites are needed to meet to expand the scope of our ICP license to include certain types of services as stipulated in the Classification Catalogue of Telecommunications Services, we may not be able to meet such requirement and expand the scope of our ICP license. We may be subject to penalties or investigations due to the limitation of the scope of our ICP license in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties.
We may be required to apply for and obtain additional licenses, permits or approvals, make additional registrations, update our registrations or expand the scope of our permits and approvals, and we cannot assure you that we will be able to meet these requirements timely, or at all, in the future. As we expand our business scope and explore different business initiatives, the business measures we have adopted or may adopt in the future may be challenged under PRC laws and regulations. For instance, while we believe we are not subject to any online game virtual currency laws and regulations for certain virtual tokens we offer in our mobile applications, the PRC government authorities may take a view contrary to ours. As a result, we may be required to obtain additional approvals or licenses and change certain aspects of our business to ensure compliance with existing and future online game virtual currency laws and regulations. If we fail to timely obtain, maintain or renew all the required licenses or permits or make all the necessary filings or change aspects of our business, we may be subject to various penalties or other regulatory actions, such as confiscation of revenues from the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such regulatory actions may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.
The ongoing COVID-19 pandemic could adversely affect our business, results of operations and financial condition.
The ongoing COVID-19 pandemic has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, the temporary closure of offices and facilities in China and many other countries. New COVID-19 variants have also emerged across the globe, potentially extending the period during which COVID-19 will negatively impact the global economy.
Recently, there has been a recurrence of COVID-19 outbreaks in certain cities and provinces of China, including, among others, Shanghai, Beijing, Shenzhen, Chengdu and Zhengzhou due to the COVID-19 variants, which delayed the recovery of consumption and services. The impact from the COVID-19 has reduced the employers’ willingness to recruit and their recruitment related budgets, which had a negative impact on our business, especially in cities most impacted by the COVID-19 pandemic. For example, our calculated cash billings in Shanghai dropped by 52.4% in April 2022 and by 59.2% in May 2022, as compared to the same periods in 2021. In October 2022, our calculated cash billings in Zhengzhou dropped by 46.8% as compared to the same period in 2021. In addition, we made adjustments to operation hours and instituted work-from-home arrangements. We have also adopted enhanced hygiene and precautionary measures to prevent infection and transmission of the COVID-19 within our premises and among our staff.
The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict, and any associated negative impact on us will depend on many factors beyond our control. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be adversely affected directly, as well as indirectly to the extent that the ongoing COVID-19 pandemic harms the Chinese and global economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also heighten many of the other risks described in this “Risk Factors” section.
We are subject to risks relating to third-party online payment platforms.
Currently, we collect payments for our services through third-party online payment systems. In all these online payment transactions, secured transmission of confidential information such as our users’ credit card

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numbers and personal information over public networks is essential to maintaining users’ trust and confidence on our online recruitment platform.
We do not have control over the security measures of our third-party online payment vendors. Any security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential user information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users may become reluctant to pay for our services even if the publicized breach did not involve payment systems or methods used by us. In addition, billing software errors could damage user confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose users and users may be discouraged from purchasing our services, which may have a material adverse effect on our business. During the Track Record Period and up to the Latest Practicable Date, we had not experienced any material billings software errors.
In addition, there are currently only a limited number of reputable third-party online payment systems in China. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our services, our results of operations may be materially and adversely affected.
We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may increase share-based compensation expenses, affect our financial performance, and potentially dilute the shareholding of our Shareholders.
In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in September 2020, which was amended and restated in May 2021 (as so amended and restated, the “2020 Share Incentive Plan”) and, conditionally adopted the Post-IPO Share Scheme on December 14, 2022 with effect from Listing. For details, see “Share Incentive Plans.” As of the Latest Practicable Date, options and restricted share units to purchase 93,148,510 of our Class A Ordinary Shares had been granted and outstanding, excluding options that were forfeited or canceled after the relevant grant dates. For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, we recorded RMB34.3 million, RMB657.2 million, RMB1.9 billion (US$287.2 million) and RMB283.0 million (US$42.3 million) in share-based compensation expenses, respectively.
We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
RISKS RELATING TO DOING BUSINESS IN CHINA
The approval of or filing and reporting with the China Securities Regulatory Commission or other PRC government authorities may be required in connection with the Introduction under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and the Introduction may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for the Introduction, or a

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rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
Our PRC Legal Adviser has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our Class A Ordinary Shares because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listing like ours under this document are subject to the M&A Rules, (ii) our wholly-owned PRC subsidiaries were not established through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, and (iii) no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation. However, we cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our PRC Legal Adviser. If it is determined that the CSRC approval is required for the Introduction, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law (《關於依法從嚴打擊證券違法活動的意見》). These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies (中概股公司) and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》), or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), or the Draft Administration Measures, for public comments.
The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and/or listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and/or listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC within three business days after submitting its application documents by the issuer or its designated principal domestic operating entity. Specifically, the examination and determination of an indirect offering and/or listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering or listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer ‘s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its designated principal domestic operating entity, as the case may be, shall file with the CSRC and report the relevant information for its initial public offering, follow-on overseas offering and other equivalent offering activities. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder, actual controllers, directors, supervisors, and senior management and other responsible persons. The Draft Administration Measures also sets forth certain circumstances where overseas offerings and listings by domestic enterprises shall be prohibited.
As of the date of this document, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents.

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In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with IPO candidates and listed companies seeking to carry out activities such as follow-on overseas financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all, in our future overseas offerings, if any.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, such as a cybersecurity review, are required for the Introduction, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for the Introduction, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government review or authorization for the Introduction. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt the Introduction. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for the Introduction, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our shares. See “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and information security. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor has deprived our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report in our SEC filings, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB was unable to conduct inspections without the approval of the Chinese authorities, our auditor was historically not inspected by the PCAOB before 2022. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in China mainland and Hong Kong in 2022. However, the inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that have been subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021 or any year thereafter, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong, and our auditor was subject to this determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in China mainland and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to secure complete access to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of our annual report for the fiscal year ending December 31, 2022. In accordance with the HFCAA, however, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if the PCAOB is unable to inspect or completely investigate PCAOB-registered public accounting firms headquartered in China for three consecutive years in the future, or two consecutive years if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. In the event of such prohibition, the Nasdaq may determine to delist our securities.
If our shares and ADSs are prohibited from trading in the United States, such a prohibition would substantially impair the ability of our investors to sell or purchase our ADSs when they wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A Ordinary Shares or ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in a shorter period in the event that we become identified as a Commission-Identified Issuer.
RISKS RELATING TO OUR SHARES AND OUR ADSs
Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares or ADSs may view as beneficial.
Pursuant to our currently effective memorandum and articles of association, our authorized share capital consists of Class A Ordinary Shares and Class B Ordinary Shares (with certain shares remaining undesignated,

RISK FACTORS

with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 15 votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Prior to the Listing, we will amend our memorandum and articles of association to comply with all applicable Hong Kong laws and regulations and the Listing Rules, with amendments including but not limited to changing the number of votes each Class B Ordinary Share is entitled to from 15 to 10 and removing the Directors’ powers to create a new class of shares with voting rights superior to those of our Class A Ordinary Shares under article 9 of our current memorandum and articles of association.
After the completion of the Introduction, the holder of Class B Ordinary Shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B Ordinary Shares may be dilutive to the voting power of holders of Class A Ordinary Shares. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the existing holders of Class A Ordinary Shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A Ordinary Shares.
Immediately following the completion of the Introduction, Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, will beneficially own all of our issued Class B Ordinary Shares. These Class B Ordinary Shares will constitute 16.3% of our total issued and outstanding share capital and 66.1% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of the Introduction due to the disparate voting powers associated with our dual-class share structure, assuming no additional Shares are issued under the Share Incentive Plans and between the Latest Practicable Date and the completion of the Introduction. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares and/or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares and ADSs may view as beneficial.
For further details about our shareholding structure, see the section titled “Share Capital — Weighted Voting Rights Structure.”
You may not receive the distributions we make on our Class A Ordinary Shares if the Depositary decides it is impractical to make them available to you.
The Depositary will distribute cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A Ordinary Shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the Depositary of our ADSs has agreed to distribute to you the cash dividends or other distributions it or the custodian receives on our Class A Ordinary Shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A Ordinary Shares your ADSs represent. However, the Depositary may, at its discretion, decide that it is impractical to make a distribution available to any holders of our ADSs. For example, the Depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the Depositary may decide not to distribute such property to you.
The voting rights of ADS holders are limited by the terms of the Deposit Agreement, and you may not be able to exercise your right to direct how the Class A Ordinary Shares which are represented by your ADSs are voted.
Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As

RISK FACTORS

an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A Ordinary Shares which are represented by your ADSs indirectly by giving voting instructions to the Depositary in accordance with the provisions of the Deposit Agreement. Under the Deposit Agreement, you may vote only by giving voting instructions to the Depositary. Upon receipt of your voting instructions, the Depositary will endeavor, as far as is practicable, to vote the underlying Class A Ordinary Shares represented by your ADSs in accordance with your instructions, in the case of voting by poll, and in accordance with the instructions provided by a majority of the ADS holders who provide instructions, in the case of a vote by show of hands. If we ask for your instructions, then upon receipt of your voting instructions, the Depositary will endeavor to vote the underlying Class A Ordinary Shares represented by your ADSs in accordance with these instructions. If we do not instruct the Depositary to ask for your instructions, the Depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A Ordinary Shares unless you withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our Memorandum and Articles, the minimum notice period required to be given by our Company to our registered shareholders to convene a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A Ordinary Shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our Memorandum and Articles, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A Ordinary Shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the Depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the Depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote the underlying Class A Ordinary Shares represented by your ADSs. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the underlying Class A Ordinary Shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances specified in the Deposit Agreement, the Depositary for our ADSs will give us a discretionary proxy to vote the underlying Class A Ordinary Shares represented by your ADSs if you do not instruct the depositary to vote at shareholders’ meetings, which could adversely affect your interests.
RISKS RELATING TO THE DUAL LISTING
An active trading market for our Class A Ordinary Shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our Class A Ordinary Shares might fluctuate significantly and the effectiveness of the bridging and liquidity arrangements might be limited.
Following the completion of the Introduction, we cannot assure you that an active trading market for our Class A Ordinary Shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on Nasdaq might not be indicative of those of our Class A Ordinary Shares on the Hong Kong Stock Exchange following the completion of the Introduction. If an active trading market of our Class A Ordinary Shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Introduction, the market price and liquidity of our Class A Ordinary Shares could be materially and adversely affected. Besides, if we wish to have our Class A Ordinary Shares traded through Stock Connect in the future, it is unclear whether and when the Class A Ordinary Shares of our Company will be allowed to be traded through Stock Connect, if at all. The failure or any delay of our Class A Ordinary Shares for trading through Stock Connect will affect mainland Chinese investors’ ability to trade our Class A Ordinary Shares and therefore may limit the liquidity of the trading of our Class A Ordinary Shares on the Hong Kong Stock Exchange.

RISK FACTORS

Throughout the Designated Period, the Designated Dealer and the Alternate Designated Dealer intend to implement certain bridging and liquidity arrangements as set out in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong — Bridging Arrangements.” While such arrangements are expected to contribute towards liquidity to meet demand for our Class A Ordinary shares in Hong Kong and to maintain an orderly market, investors should be aware that such bridging and liquidity arrangements are subject to the Designated Dealer ‘s and the Alternate Designated Dealer ‘s ability to obtain sufficient numbers of our Class A Ordinary shares to meet demand. There is no guarantee that such bridging and liquidity arrangements will attain and/or maintain liquidity in our Class A Ordinary shares at any particular level on the Hong Kong Stock Exchange, nor is there any assurance that the price of our Class A Ordinary shares in Hong Kong will not exhibit significant volatility.
We also cannot guarantee you that the price at which our Class A Ordinary shares are traded on the Hong Kong Stock Exchange will be substantially the same as or similar to the price at which our ADSs are traded on Nasdaq or that any particular volume of our Class A Ordinary shares will trade on the Hong Kong Stock Exchange. The bridging and liquidity arrangements being implemented in connection with the Listing are not equivalent to the price stabilization activities which may be undertaken in connection with an initial public offering. The bridging and liquidity arrangements will terminate and cease to continue beyond the Designated Period. Accordingly, there may be volatility in the Hong Kong market after the Designated Period.
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
The Nasdaq Global Select Market and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A Ordinary Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Class A Ordinary Shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the ordinary shares) after the Introduction.
Exchange between our Class A Ordinary Shares and the ADSs may adversely affect the liquidity or trading price of each other.
The ADSs are currently traded on the Nasdaq Global Select Market. Subject to compliance with U.S. securities laws and the terms of the Deposit Agreement, holders of our Class A Ordinary Shares may deposit Class A Ordinary Shares with the Depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also present ADSs for cancellation and withdraw the underlying Class A Ordinary Shares pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A Ordinary Shares are deposited with the Depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A Ordinary Shares on the Hong Kong Stock Exchange and the ADSs on the Nasdaq Global Select Market may be adversely affected.
The time required for the exchange between our Class A Ordinary Shares and the ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A Ordinary Shares into ADSs involves costs.
There is no direct trading or settlement between the Nasdaq Global Select Market and the Hong Kong Stock Exchange on which the ADSs and our Class A Ordinary Shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Class A Ordinary Shares in exchange for the ADSs or the withdrawal of Class A Ordinary Shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Class A Ordinary Shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

RISK FACTORS

Furthermore, the Depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A Ordinary Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Class A Ordinary Shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
We may be subject to securities litigation, which is expensive and could divert management attention.
Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate that have been updated and/or supplemented since the furnishing of the October Super 6-K. Such information is derived from various official government publications and other publications, and from the market research report prepared by China Insights Industry Consultancy Limited, which was commissioned by us.

MASSIVE AND FAST-GROWING HUMAN RESOURCE SERVICES MARKET IN CHINA
Human resource services market in China can be categorized into four segments: recruitment services, human resource management and outsourcing services, payroll and personnel services, and others. Recruitment services refer to online and offline talent acquisition solutions which help connect recruiters and job seekers, and facilitate the hiring process. Human resource management and outsourcing services include flexible employment, business process outsourcing, and labor dispatch services. Payroll and personnel services include personnel management, and payroll and benefits outsourcing services. Others include talent training and development, human resource information system, human resource consulting, etc.
China’s human resource services market size in terms of revenue increased from RMB307.7 billion in 2016 to approximately RMB660.8 billion in 2021 at a CAGR of 16.5% between 2016 and 2021, and is expected to continue to grow to reach approximately RMB1,411.2 billion by 2026, representing a CAGR of 16.4% between 2021 and 2026. China’s human resource services market is still at the early stage of development compared with the developed markets, presenting significant growth potential. The human resource services market size as percentage of nominal GDP in China was 0.6% in 2021, lower than that of 1.8% in the UK, 1.7% in Japan, and 0.9% in the US, according to the CIC Report, National Bureau of Statistics, and International Monetary Fund. The human resource services market size as percentage of nominal GDP in both China and these developed markets are expected to see an increase in the next five years.
EVOLVING RECRUITMENT SERVICES MARKET IN CHINA
Recruitment services market is a major segment of China’s human resource services market, and sits in the upstream of the human resource services value chain. It is the fastest-growing segment in China’s human resource services market between 2021 and 2026. The size of the recruitment services market in China increased from RMB90.9 billion in 2016 to approximately RMB202.1 billion in 2021 in terms of revenue at a CAGR of 17.3% between 2016 and 2021, and is expected to reach approximately RMB476.7 billion in 2026, representing a CAGR of 18.7% between 2021 and 2026. The growth of the recruitment services market in China is primarily driven by the following factors:
•
The growth of China’s economy has outpaced the growth in labor supply. As a result, recruitment has become more difficult and expensive, creating critical opportunities for recruitment services market. Considering the economy growth and aging population, the talent demand-to-supply ratio of job vacancies to job seekers in China’s public labor market is expected to remain at an increasing trend in general in the next five years, indicating a gap between talent demand and supply.

INDUSTRY OVERVIEW

Talent demand outstripping supply in China

Source:
MOHRSS (Ministry of Human Resources and Social Security of PRC), CIC Report

•
China’s urbanization rate grew from approximately 50% in 2010 to over 60% in 2021, and is expected to increase to approximately 70% by 2030, according to the CIC Report and National Bureau of Statistics. The ongoing urbanization changes the mix of labor forces structurally, and generates great demands for urban labor forces, especially blue-collar workers in the tertiary sector and white-collar workers.

•
The job-switching frequency for non-farm employees continues to increase. The average job-switching frequency for non-farm employees in China is expected to increase from 1.9 times per year in 2021 to 2.1 times per year in 2026.

•
Third-party recruitment service vendors provide enterprises with higher flexibility, lower costs, more professional services and broader resources. Enterprises are increasingly turning to recruitment service providers for higher recruitment efficiency.

•
Digitalization of recruitment industry meets the enterprises’ demands for being more efficient, cost-effective and user-friendly solutions. The application of technologies, such as artificial intelligence and big data analytics improves the recruitment efficiency.

China’s recruitment services market can be divided into online and offline recruitment markets. Online recruitment refers to the recruitment process in which job seekers and recruiters obtain recruitment information via third-party job websites, mobile applications or mini programs. For offline recruitment, candidates learn about job opportunities primarily through offline events or offline contacts made by recruiting agencies such as headhunting firms and recruitment process outsourcing agencies.
Similar to other industries that are reshaped by the development of mobile internet, the recruitment services market has been gradually moving online. Online recruitment provides a more efficient, cost-effective and user-friendly job hunting and recruiting process. The number of mobile internet users in China increased from 302.7 million in 2010 to 1,028.7 million in 2021, with a CAGR of 11.8% for the same period, according to the CNNIC. The wide adoption of mobile internet has further accelerated the digitalization across the recruitment value chain.
THE FLOURISHING ONLINE RECRUITMENT MARKET IN CHINA
With job seekers and employers increasingly embarking their job hunting and recruitment journeys online, China’s online recruitment market’s size in terms of revenue increased from RMB24.3 billion in 2016 to RMB71.4 billion in 2021 at a CAGR of 24.0% between 2016 and 2021, and is expected to increase to RMB250.8 billion in 2026, representing a CAGR of 28.6% between 2021 and 2026. During the same period,

INDUSTRY OVERVIEW

the contribution of online recruitment to the total market size is estimated to increase from approximately 35.3% in 2021 to approximately 52.6% in 2026.
China’s online recruitmentmarket outpaces the overall recruitment services market

Source:
CIC Report

Note:
The online recruitment market size excludes revenue generated from job seekers.

Compared with the developed markets like the U.S., the online recruitment market in China is at an early stage of development. According to the CIC Report, the online recruitment penetration rate for job seekers was approximately 20.3% in China, approximately half of that of the U.S. market in 2021, indicating a significantgrowth potential.
Emergence of direct recruitment model
Service providers in China’s online recruitment market primarily include online recruitment platforms, online classifieds, and online portals offered by recruiting agencies. Online recruitment platforms are defined as online marketplaces that focus on talents and jobs matching.
The traditional resume-centric and search-based model cannot fully fulfilusers’ needs for a convenient and efficient recruitment process.
•
Resume centric. Job seekers upload resumes to online recruitmentplatforms, and recruiters then download resumes based on their search results before they contact jobseekers for interviews. The recruitmentprocess is characterized by massive resume downloadingand one-way communication.

•
Search-based. Job seekers and recruiters have to manually conduct job or candidate searches by entering keywords and screening for relevant information. It also requires job seekers and recruitersto have a deep and precise understanding of the type of job or candidate they are looking for.

In addition, the traditional model is characterized by an uneven trafficdistribution where theonline traffic is heavily tilted towards large enterprises and top job seekers. SMEs and many average job seekers therefore receive insufficient exposures, while top job seekers and large enterprises may be distracted by too many reach-outs.
The surge of mobile internet enables the transitionof online recruitment service from desktop to mobile, which is a more hospitable environment for direct chatting functionality. BOSS Zhipin is the first to introduce the direct recruitment model at scale among online recruitment platforms in China.
In contrast to the traditional resume centric and search-based model, the direct recruitment model features (i) mobile-native product design, (ii) direct chat between job seekers and recruiters, and resume delivery upon mutual consent, and (iii) algorithm-powered recommendation system. Thedirect recruitment

INDUSTRY OVERVIEW

model propels meaningful interaction between job seekers and recruiters, and as a result, delivers better user experience and high job hunting and recruitment efficiency.
Comparison of direct recruitment model and traditional resume centric, search-based model
China’s online recruitmentmarket continues to expand for all types of job seekers
By 2021, the populationof white-collar workers, blue-collarworkers and gold-collar workers in China reached approximately 168.3 million, 395.5 million and 12.0 million respectively. White-collar workers and gold-collar workers refer to people who perform professional, desk, managerial,or administrative work, among which gold-collar workers earn an annual salary aboveRMB250,000. Blue-collarworkers usually refer to people who perform manual or service-related work in the secondary sectors such as manufacturing and construction industryand the tertiary sector such as accommodation and cateringindustry, and locallife service industry.
The recruitment market for white and gold-collar workers remain resilientwith robust growth momentum. Employers recruiting white and gold-collar job seekers are also less cost sensitive and generally have higher requirement budget. In particular, white-collar workers, traditionally the largest user group for online recruitment, are still experiencing a rising service penetration rate, which is expected to grow from 53.7% in 2021 to 69.5% in 2026. The market size of China’s online recruitment for white-collar workers in terms of revenue is expected to increaseto RMB88.4 billion in 2026, representing a CAGR of 20.4% between 2021 and 2026.
Blue-collar recruitment is a market with massive opportunities. Blue-collar workers feature a larger populationbase, higher job-switching frequency, and higher growth potential for the penetration of recruitment services. In the past, blue-collar workers in China conduct job hunting mainly through referrals by acquaintances or walk-ins, which resulted in asymmetry and limitation in recruitment information. Blue-collar workers value the authenticity of and easy access to job information, abundant opportunities, andimmediate feedback provided by employers whenthey look for a new job, while recruiters of blue-collar jobs are usually cost sensitive.
Urbanization has brought structural changes that create even more growth opportunities for blue-collar online recruitment. The online recruitment penetration rate for blue-collar workers in China is estimated to grow from 15.6% in 2021 to 35.5% in 2026. Meanwhile, the market size of China’s online recruitment for blue-collar workers in terms of revenue is expected to reach RMB152.4 billion in 2026, representing a CAGR of 36.3% between 2021 and 2026, outgrowingthe overall online recruitment market.

INDUSTRY OVERVIEW

Strong growth among all groups within China’s online recruitment market

Source:
CIC Report

Increasing penetration for all groups, while blue-collar job seekers have highest growth potential

Source:
CIC Report

Note:
The online recruitment penetration rate for job seekers refers to the percentage of job changes in which the job seekers provide complete personal information and obtain job information online (i.e.,via third-party job websites, mobile applications or mini programs).

High growth potentialin online penetration among employers
The number of enterprises in China, according to the State Administration for Market Regulation, increased from approximately 26.0 million in 2016 to approximately 48.4 million in 2021, representing a CAGR of 13.3% between 2016 and 2021. As a result of China’s rapid economic growth and the increasingdisparity between supply and demand in the labor markets, offline recruitment service providers are typically less efficient, while online recruitment service providers significantly improve the recruitment efficiency and reduce the recruitment cost through technologyand innovation. According to the CIC Report, cost per hire for online recruitment was approximately one fifth of that for offline recruitment in 2021. Therefore, more and more businessesbegin to turn to online recruitment platforms. COVID-19 also accelerated existing trends in bringing the recruitment process online and increased the market penetration of online recruitmentplatforms. The online recruitmentpenetration rate for enterprises in China is expected to continue to grow from 26.8% in 2021 to 39.0% in 2026. Penetration rates of online recruitment for large-sized, medium-sized, andsmall-sized enterprises were approximately 87.6%, 61.8% and 26.2% by 2021.

INDUSTRY OVERVIEW

In addition to the wider adoption across enterprises for online recruitment services, the emerging direct recruitment model is SME-friendly and allows more managerial people to participate in the recruitment process early on. SMEs, as the largest segment of China’s enterprises in terms of entity number, were historically underserved and have a massive demand for cost-effective talent acquisition services. With growing number of companies adopting flat organizational structures, more traditionally non-professional recruitment personnel are becoming recruitment decision makers, which creates significant incremental demand for efficient online recruitmentservices.
Leveraging industry knowhow developed in the online recruitment industry, recruitment platforms are also extending the services they provide along the recruitment value chain and into thebroader human resource services market, thereby generating more cross-selling opportunities.
Enterprises’ increasing adoption of online recruitment services in China

Source:
State Administration for Market Regulation, CIC Report

Note:
The online recruitment penetration rate for enterprises refers to the percentage of online recruitment users among the total number of enterprises, excluding individual businesses.

Increasing penetration for all groups, while small-sized enterprises have highest growth potential

Source:
CIC Report

Note:
The online recruitment penetration rate for enterprises refers to the percentage of online recruitment users among the total number of enterprises, excluding individual businesses.

INDUSTRY OVERVIEW

COMPETITIVE LANDSCAPE OF ONLINE RECRUITMENT MARKET
China’s online recruitment market remains fragmented. Market participants in China’s online recruitment market primarily include online recruitment platforms, online classifieds, and online portals offered by recruiting agencies.
The online recruitment platforms with a direct recruitment model are usually able to bring more interaction, higher hiring efficiency, and better user experience, so as to attract more users. As the pioneer of the direct recruitment model in China, we are the largest online recruitment platform in China in terms of average MAU and market share in 2021 and the six months ended June 30, 2022. The table below sets forth the rankings of online recruitment platforms in China.
		In 2021			In the Six Months Ended June 30, 2022
Ranking	Platform	Average MAU (in millions)	Average DAU/ Average MAU	Market share in online recruitment industry(1)	Average MAU (in millions)	Average DAU/Average MAU	Market share in online recruitment industry(1)
1	Our Company	27.1	26.7%	5.9%	25.9	27.8%	6.1%
2	Company A(2)	14.0	18.0%	2.9%	19.8	20.5%	2.7%
3	Company B(3)	10.9	18.5%	3.9%	16.7	19.5%	3.6%
4	Company C(4)	6.4	19.7%	3.2%	7.4	20.6%	3.3%

Source:
CIC Report

Notes:
(1)
Market share in terms of online recruitment revenue. The table above does not include other market participants in China’s online recruitment market, namely online classifieds and online portals offered by recruiting agencies.

(2)
Company A is a webpage-native online recruitment platform, that mainly provides online recruitment services and other HR services. It is a private company incorporated in 1994 and headquartered in Beijing, China.

(3)
Company B is a webpage-native online recruitment platform, that mainly provides online recruitment services and other HR services. It is a private company incorporated in 1998 and headquartered in Shanghai, China.

(4)
Company C is a webpage-native online recruitment platform, that mainly provides online recruitment services. It is a Hong Kong-listed company incorporated in 2011 and headquartered in Beijing, China.

COMPETITIVE LANDSCAPE OF THE RECRUITMENT MARKET
China’s recruitment market remains fragmented. We are the second largest market participant in China’s recruitment market in terms of recruitment revenue in 2021 and the six months ended June 30, 2022. The table below sets forth the rankings of market participants in China’s recruitment market.
Ranking	Market participant	Market share in recruitment industry in 2021(1)	Market share in recruitment industry in the six months ended June 30, 2022(1)
1	Company D(2)	2.6%	2.8%
2	Our Company	2.1%	2.3%
3	Company B	1.6%	1.6%
4	Company C	1.1%	1.2%
5	Company A	1.2%	1.1%

Source:
CIC Report

Notes:
(1)
Market share in terms of recruitment revenue.

(2)
Company D is an online classifieds that provides content across real estate, jobs, automotive, used goods, yellow pages, and other local services categories. It also provides recruitment process outsourcing services. It is a private company incorporated in 2005 and headquartered in Beijing, China.

REGULATIONS

The following section sets forth supplemental and updated information concerning certain regulations to which we are subject since the filing of our 2021 Form 20-F and the furnishing of the October Super 6-K.

REGULATIONS RELATING TO TALENT INTERMEDIARY SERVICES
The Employment Promotion Law of the PRC (《中華人民共和國就業促進法》), or the Employment Promotion Law, promulgated by the SCNPC on August 30, 2007 and last amended on April 24, 2015 stipulates that employment intermediary agencies shall register and seek approval from the competent labor administrative department after their incorporation. Any entity that has not obtained a license and registered in accordance with the law shall be prohibited from engaging in employment intermediary activities. No employment agency shall provide false employment information or provide recruitment services to any institution that is not legally incorporated or licensed (if applicable). Any unlicensed and unregistered institution that, in violation of the provisions aforementioned, engages in unauthorized employment intermediary services, may be subject to the closure of business. Any illegal gains shall be confiscated and a fine from RMB10,000 to RMB50,000 may be imposed.
Talent intermediary services agencies in China, including us, are mainly regulated by the Ministry of Human Resources and Social Security of the PRC (中華人民共和國人力資源和社會保障部), or the MOHRSS. Pursuant to the Provisions on Talent Market Administration (《人才市場管理規定》), jointly promulgated by the PRC Ministry of Personnel (currently known as the MOHRSS) and the SAIC (currently known as the SAMR) on September 11, 2001 and last amended on December 31, 2019, any entity providing talent intermediary services in China must obtain a human resource services license from the local branch of MOHRSS. In addition, this regulation also reiterates the requirements under the Employment Promotion Law that as a talent intermediary service agency, we are prohibited from providing fake information, making false promises and publishing fake recruitment advertisement.
On June 29, 2018, the State Council issued the Interim Regulations for the Human Resources Market (《人力資源市場暫行條例》), effective on October 1, 2018, according to which, the human resources services (the “HR services”) providers include public HR services providers established by the relevant PRC governmental authorities and commercial HR services providers. Commercial HR services providers engaging in employment agency activities are required to obtain a human resource services license, when such HR services are provided through the Internet. Laws and regulations relating to network security and the management of Internet information services shall also be complied. For any commercial HR services providers engaging in the services such as collection and release of HR supply and demand information, HR management consulting, HR assessment, or HR training, it shall file with the competent department of MOHRSS within 15 days of the date it starts the operation. The HR services providers providing recruitment or other HR services as entrusted by an employer shall not resort to fraud, violence, coercion or other improper means, shall not seek improper interests in the name of recruitment or introduce entities or individuals to engage in illegal activities. Commercial HR services providers shall expressly specify certain matters, among others, including the business license, charging standards, and human resource services licenses in their premises, which are subject to the supervision and inspection by the PRC governmental authorities such as the SAMR.
Based on the Interim Provisions concerning the Management of Foreign-invested Talent Intermediaries (《外商投資人才中介機構管理暫行規定》), or the Interim Provisions, which was promulgated by MOHRSS on September 4, 2003 and later amended on April 30, 2015, the incorporation of any foreign-invested talent intermediaries shall meet certain requirements, such as the domestic investors shall hold a majority equity interests in the foreign-invested talent intermediaries, and the foreign investors shall have been engaging in the recruitment agency services for three years or more, and all the investors of the foreign-invested talent intermediaries shall have good reputation. The application for incorporation shall be submitted to be examined and approved by the competent authorities where the agency is to be located. On December 31, 2019, the Interim Provisions was amended by MOHRSS, and the specific requirements set forth above have been removed.

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The MOHRSS promulgated the Administrative Regulations on Online Recruitment Services (《網絡招聘服務管理規定》), or the Online Recruitment Regulations, on December 18, 2020, which came into effect on March 1, 2021, and reiterates the requirement that commercial HR services providers engaging in online recruitment services shall obtain a human resource service license with the service scope of “providing online recruitment services”, in addition, those involved in the telecommunications services shall also obtain the telecommunication business operating license required by law.
According to the Online Recruitment Regulations, a human resources service agency engaging in online recruitment services shall establish a complete online recruitment information management system and review the authenticity and legality of the materials and documents provided by employers in accordance with the PRC laws, including (i) recruitment brochures of the employer; (ii) the business license of the employer or the approval document for its establishment issued by the relevant authorities; and (iii) the identity certificate of the person handling the release of recruitment information and the power of attorney of the employer. If the human resources service agency fails to fulfil the above review obligations, it may be ordered to make rectifications and the failure to do so will subject it to an administrative penalty of less than RMB10,000, if there are no illegal gains, or a fine of more than RMB10,000 but less than RMB30,000 and the confiscation of any illegal gains. Based on the above, our PRC Legal Advisers are of the view that if we fail to review the authenticity and legality of the materials provided by the online employers in accordance with the PRC laws, we might be subject to confiscation of illegal gains and a fine in an amount of up to RMB30,000. In terms of the fraudulent recruitment that occurs between employers and employees that take place outside of our platform and is out of our reasonable awareness and control, as advised by our PRC Legal Adviser, no administrative liability shall be imposed on us as long as we fully and strictly fulfil our obligations as an online recruitment platform under PRC laws. During the Track Record Period and up to the Latest Practicable Date, as advised by our PRC Legal Adviser, we had not been subject to any administrative penalties imposed by the relevant government authorities in relation to fraudulent recruitment.
According to the Contract Law of the PRC (《中華人民共和國合同法》), or the Contract Law, promulgated by the NPC on March 15, 1999 and nullified since January 1, 2021, and the Civil Code of the People’s Republic of China (《中華人民共和國民法典》), or the Civil Code, promulgated by the NPC on May 28, 2020 and became effective on January 1, 2021, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the Contract Law and the Civil Code, an intermediary must provide authentic information relating to the proposed contract. If an intermediary intentionally conceals any material fact or provides false information in connection with the performance of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim service fees and is liable for the damages caused. Our business of connecting individual users with business customers on our online platform constitutes an intermediary service, and our contracts with business customers are intermediation contracts under the Contract Law and the Civil Code, as a result, the performances, explanation and disputes under such contacts shall be regulated by the Contract Law and the Civil Code.
We have obtained such human resource services licenses which remains in full force and effect as of the date of this document.
REGULATIONS RELATING TO VALUE-ADDED TELECOMMUNICATION SERVICES
Internet Information Services
The Administrative Measures on Internet Information Services (《互聯網信息服務管理辦法》), or the Internet Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. The Internet Measures classified Internet information services into commercial Internet information services and non-commercial Internet information services and a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license, or the ICP License, for the provision of Internet information services from the appropriate telecommunications authorities. As of the Latest Practicable Date,

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we had obtained an ICP License for provision of internet information services, and had not been subject to any penalties imposed by, or any investigation initiated by, the relevant government authorities due to any insufficiency in the scope of the ICP License.
REGULATIONS RELATING TO ONLINE TRANSMISSION OF AUDIO-VISUAL PROGRAMS
According to the Administrative Regulations on Internet Audio-Visual Program Service (《互聯網視聽節目服務管理規定》), or the Internet Audio-Visual Program Regulations, promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT and the Ministry of Information Industry (currently known as the MIIT) on December 20, 2007 and were last amended on August 28, 2015, “internet audio-video program services” means producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain a license for online transmission of audio-visual programs, or Audio-Visual License or make the audio-visual filing. Entities engaged in Internet audio-visual program services without approval may be subject to warning, order to rectify, and a fine of no more than RMB30,000. Under serious conditions, the equipment used for such activities shall be confiscated and a fine of one but no more than two times of the investment amount may be imposed.
According to an Q&A session for reporters’ questions on the Administrative Provisions on Internet-based Audio-visual Program Services (《就<互聯網視聽節目服務管理規定>答記者問》) issued by the SAPPRFT on its official website on February 3, 2008, units that legally provide Internet audio-visual program services before the issuance of the Administrative Provisions on Internet-based Audio-visual Program Services, as long as the relevant operators do not violate laws and regulations, have the right to re-register their businesses and continue to operate Internet audio-visual program services. This exemption will not be granted to Internet audio-visual program service units established after the release of the Administrative Provisions on Internet-based Audio-visual Program Services. These policies were later reflected in the Notice on Issues Related to the Application and Examination of the Permit for Spreading Audio-Visual Programs via Information Network (《關於做好<信息網絡傳播視聽節目許可證>申報審核工作有關問題的通知》) issued by the SAPPRFT on May 21, 2008 and last amended on August 28, 2015.
However, according to the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry (《國務院關於非公有資本進入文化產業的若干決定》) promulgated by the State Council and became effective on April 13, 2005, and the Several Opinions on Canvassing Foreign Investment into the Culture Sector (《關於文化領域引進外資的若干意見》) promulgated by the Ministry of Culture, the SAPPRFT, the NDRC, and MOFCOM and became effective on July 6, 2005, non-state-owned enterprises and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network. In addition, in the current practice of relevant governmental authorities in the PRC, only companies with 30 million or more daily active users and 100 or more program inspectors, personnel within a company that is responsible for reviewing and vetting the content of the internet audio-visual program, are eligible to make the Audio-Visual Filing. The number of our average daily active users was less than 10 million in each year/period comprising the Track Record Period. The average number of our program inspectors in each year/period comprising the Track Record Period was also below the 100 threshold. In July 2022, we together with our PRC Legal Adviser and the PRC legal adviser of the Joint Sponsors conducted a consultation with a director of the Media Integration Development Division of Beijing Municipal Radio and Television Bureau, which is a competent authority as advised by our PRC Legal Adviser, to confirm the matters relating to the Audio-Visual License and the Audio-Visual Filing. We were advised that considering the regulatory practice of relevant governmental authorities with respect to the Audio-Visual License and the Audio-Visual Filing, the principal business of the Company and the limited internet audio-visual programs on our platform, we would not be subject to administrative penalties by relevant authorities due to the lack of the Audio-Visual License or the failure to complete the Audio-Visual Filing if the content of the audio-visual programs on our platform is in compliance with applicable laws and regulations and the audio-visual programs on our platform do not result in disputes with any third party. As of the date of this document, we have not obtained the Audio-Visual License or make the Audio-Visual Filing for providing internet audio-visual program services and content through our online recruitment platform in China, and had not been subject to

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any administrative penalties imposed by, or any investigations initiated by, the relevant governmental authorities due to lack of the Audio-Visual License or failure to complete the Audio-Visual Filing. We consider such services to be immaterial to our business and the revenues generated through the provision of such services account for an insignificant portion of our total revenues. As advised by our PRC Legal Adviser, considering the regulatory practice of the relevant governmental authorities with respect to the Audio-Visual License and the Audio-Visual Filing, our principal business, the limited number of the internet audio-visual program services we provide and users using our internet audio-visual program services, the compliance status of the content of the internet audio-visual program services on our platform and the absence of third-party disputes, the risk of us being subject to administrative penalties imposed by relevant authorities is relatively low. Considering the above, we are of the view that the above situation did not and will not have a material adverse effect on our business, financial condition or results of operations. We will actively communicate with the regulatory authorities and apply for the Audio-Visual License or complete the Audio-Visual Filing in a timely manner, when we are allowed to do so. See “Risk factors — Risks Relating to Our Business and Industry — Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our current business model.”
On March 30, 2009, the State Administration of Radio, Film and Television or the SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs (《關於加強互聯網視聽節目內容管理的通知》), which reiterates the pre-approval requirements for the internet audio-visual programs, including those on mobile network (if applicable), and prohibits internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition, or other prohibited elements.
On January 2, 2014, the SAPPRFT promulgated the Supplementary Notice on Further Improving the Management of Internet Audio-Visual Programs such as Online Dramas and Micro Movies (《關於進一步完善網絡劇、微電影等網絡視聽節目管理的補充通知》), which requires institutions engaged in the production of Internet audio-visual programs such as online dramas and micro films shall obtain a Radio and Television Program Production and Operation Permit. An Internet-based audio-visual program service entity shall not broadcast online dramas, micro films and other Internet audio-visual programs produced by institutions that have not obtained the Radio and Television Program Production and Operation Permit. An Internet-based audio-visual program service entity can only forward programs uploaded by individuals who have verified their true identity information, and the programs must comply with relevant content management regulations. Internet audio-visual programs (including online dramas and micro films) shall be filed with the relevant competent authorities before broadcasting.
On March 16, 2018, the SAPPRFT promulgated the Notice on Further Standardizing the Communication Order of Internet Audio-Visual Programs (《關於進一步規範網絡視聽節目傳播秩序的通知》), which stipulates (including) audio-visual platforms shall not: (i) produce and disseminate programs that spoof and vilify classic literary and artistic works; (ii) re-edit, re-dub, re-subtitle or otherwise spoof classic literary and artistic works, radio, film and television programs, and network original audio-visual programs without authorization; and (iii) spread programs that have been edited and tampered with the original intention.
According to the Administrative Provisions on Network Audio and Video Information Services (《網絡音視頻信息服務管理規定》) promulgated by the CAC, the MCT, the NRTA, on November 18, 2019, which took into effect on January 1, 2020, network audio and video information service providers shall, in accordance with the provisions of the PRC Cybersecurity Law (《中華人民共和國網絡安全法》), authenticate users’ real identity information based on organization code, identity card number, mobile phone number, etc. Network audio and video information service providers shall not provide information release services for users who fail to provide their real identity information. Network audio and video information service providers shall fulfill their responsibilities as subjects of information content security management, have in place professionals commensurate with their service scale, establish and improve their systems in respect of user registration, information release review, information security management, emergency response,

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education and training of practitioners, protection of minors, and protection of intellectual property rights. Network audio and video information service providers shall strengthen the management of the audio and video information released by network audio and video information service users, deploy and apply illegal and non-real audio and video identification technologies; if any audio and video information service user is found to produce, release or disseminate the information content prohibited by laws and regulations, the transmission of such information shall be ceased in accordance with the law or as agreed, and disposal measures such as deletion shall be taken to prevent the information from spreading, save relevant records, and report to administrations of cyberspace, culture and tourism, radio and television, etc.
On January 9, 2019, the China Netcasting Services Association promulgated the Network Short Video Platform Management Specification (《網絡短視頻平台管理規範》) and the Detailed Rules for the Censorship Standards for Online Short Video Content (《網絡短視頻內容審核標準細則》), as last amended on December 15, 2021, which clarifies that the network short video platform implements the program content review before broadcasting system, all short videos broadcast on the platform should be reviewed before broadcasting and the program shall not contain illegal or immoral content.
REGULATIONS RELATING TO INFORMATION SECURITY AND CENSORSHIP
Internet content in China is regulated and restricted from a state security standpoint. The SCNPC enacted the Decisions on the Maintenance of Internet Security (《關於維護互聯網安全的決定》) on December 28, 2000, which was last amended on August 27, 2009, providing that the following activities conducted through the internet are subject to criminal liabilities: (i) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (ii) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (iii) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (iv) stealing or divulging state secrets, intelligence or military secrets via internet; (v) spreading false or inappropriate commercial information; or (vi) infringing on the intellectual property.
On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law (《中華人民共和國網絡安全法》), which became effective on June 1, 2017, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks including us shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall prevent network data from being divulged, stolen or falsified. In addition, any network operator to collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC.
On June 22, 2007, the MPS, the National Administration of State Secrets Protection, the State Cipher Code Administration and the Information Office of the State Council (repealed) promulgated the Administrative Measures for the Graded Protection of Information Security (《信息安全等級保護管理辦法》), or the Measures for the Graded Protection, effective from June 22, 2007, pursuant to which, graded protection of the state information security shall follow the principle of “independent grading and independent protection”, and the security protection grade of an information system shall be determined according to such factors as its level of importance in national security, economic development and social livelihood as well as its level of damage to national security, social order, public interests and the legitimate rights and interests of citizens, legal persons and other organizations in case it is destroyed, accordingly the security protection grade of an information system may be classified into five grades. The entities operating the information systems shall determine the security protection grade of the information system pursuant to the Measures for the

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Graded Protection and the Guidelines for Grading of Classified Protection of Cyber Security (《信息系統安全等級保護定級指南》), and report the grade to the relevant department for examination and approval.
On April 13, 2020, the CAC, NDRC, MIIT and other nine promulgation authorities issued the Cybersecurity Review Measures (《網絡安全審查辦法》), effective on June 1, 2020, which stipulate that the cybersecurity review shall focus on the evaluation of possible risks to national security caused by the purchase of the network product or service, also provide for more detailed rules regarding cybersecurity review requirements. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services and online platform operators conducting data processing activities that affect or may affect national security shall conduct a cybersecurity review. In particular, if operators of critical information infrastructure anticipate that its procurement of network products and services affect or may affect national security after the network products and services being put into use, it shall apply for cybersecurity review to the Cybersecurity Review Office. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on a foreign stock exchange must apply for a cybersecurity review. If the relevant authorities believe that the network products or services or data processing activities of relevant operators affect or may affect national security, they may initiate the cybersecurity review against such operators. As advised by our PRC Legal Adviser, we are not subject to the aforementioned mandatory obligation of ex ante application for cybersecurity review on the basis that we have not been identified as a critical information infrastructure operator by relevant regulatory authorities and the Listing in Hong Kong is not “listing on a foreign stock exchange (國外上市)”. However, given the revised Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the revised Cybersecurity Review Measures. We have undertaken a number of initiatives to reinforce our cybersecurity and data privacy protection standards. As of the date of this document, (i) we have implemented comprehensive policies and rules, taken necessary measures and developed a comprehensive internal control system on cybersecurity and data protection to prevent serious incidents and violations such as unauthorized access, theft, leakage, destruction, tampering, illegal use of personal information or other data, which are in compliance with the mandatory requirements of the currently effective PRC laws and regulations in all material respects; (ii) the user data we collect and generate during our business operation within the territory of mainland China is stored within the territory of mainland China, and our daily operations and the Listing are not involved in cross-border transfer of identified core data, important data or a large amount of personal information; and (iii) our PRC entities have not experienced any significant information security incidents related to the theft, leakage, destruction, illegal use, or illegal overseas transfer of data or personal information. As of the date of this document, (i) we have not been notified by any PRC government authorities of being classified as a critical information infrastructure operator which may be subject to cybersecurity review in certain circumstances that may affect national security in accordance with the revised Cybersecurity Review Measures; and (ii) there are no notification from any PRC government authorities stating any of our involvement in service, product or data processing activities affect or may affect national security and fall within the scope of cybersecurity review based on the factors set out in the revised Cybersecurity Review Measures. However, our PRC Legal Adviser has also advised us that, given that (i) there is no clear explanation or interpretations as to how to determine what constitutes “affecting national security” under the current effective PRC laws and regulations; (ii) the identification of critical information infrastructure operators and the scope of network products or services and data processing activities that affect or may affect national security remain unclear and are subject to interpretation by relevant PRC government authorities; and (iii) the PRC government authorities have discretion in interpreting the regulations, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC Legal Adviser.
On June 10, 2021, the SCNPC promulgated the PRC Data Security Law (《中華人民共和國數據安全法》), or the Data Security Law, which came into effect on September 1, 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data to economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests

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of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. We have been continually and systemically evaluating the effectiveness of our cybersecurity and data privacy practices, and have made great efforts to develop and implement policies, measures, and procedures to keep up with the ever-evolving cybersecurity and data protection regulatory landscape, including the following key areas:
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Updated data security policies and mechanism: we have devised, customized and updated our cybersecurity and data protection policies and measures to ensure our policies are up-to-date and our practices are in compliance with applicable laws and regulations in all material aspects.

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Standardized security risk management: we have conducted risk assessment through our self-developed data compliance platform for identifying vulnerabilities and assessing risks to our data assets, which reinforced our capabilities in implementing appropriate mitigation strategies and response procedures to eliminate data-related risks.

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Improved emergency response capabilities: we have built professional teams, formulated specific emergency response plans, conducted regular emergency response drills, and established liaison mechanisms with regulatory authorities.

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Strengthened technical measures and optimized product functions: we have developed privacy compliance detection tools, intelligent anti-crawler technologies, and traceability technologies.

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Upgraded network security software and hardware facilities: we have increased investment in security facilities procurement and application.

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Protection of users’ personal information rights and interests: we have further clarified the necessary scope of personal information collection, optimized user notification and authorization mechanism, and developed functions for better protecting users’ personal information rights and interests.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, government digital services and national defense science, and any other important network facilities or information systems which may seriously endanger national security, national economy, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector shall be responsible for formulating identification rules and determining the critical information infrastructure in the respective industry or field. The operators shall be informed about the final determination. As of the date of this document, no detailed implementation rules have been issued by the relevant governmental authorities, and we have not been informed by any governmental authority that we are a critical information infrastructure operator.
On November 14, 2021, the CAC published draft Regulations on the Administration of Network Data Security (solicitation for comment), or the Draft Regulations on Network Data Security (《網絡數據安全管理條例(徵求意見稿)》), for public comments, which provides that data processors conducting certain activities shall apply for cybersecurity review, among others, including: (i) merger, reorganization or division of online platform operators that have acquired a large amount of data related to national security, economic development or public interests affects or may affect national security; (ii) listing on a foreign stock exchange of data processors processing over one million individuals’ personal information; (iii) data processors’ listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, as of the Latest Practicable Date, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity “affects or may affect national security”. The provisions differentiate “listing on a foreign stock exchange (國外上市)” with “listing in Hong Kong”. For (ii), as advised by our PRC Legal Adviser, “listing in Hong Kong” does not fall under the scope of “listing on a foreign stock exchange (國外上市)”. Therefore, we are not subject to the mandatory

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obligation of ex ante application for cybersecurity review, if the Draft Regulations on Network Data Security is implemented in its current form. For (iii), see detailed discussion in relation to our compliance with the revised Cybersecurity Review Measures set forth under “— Regulations Relating to Information Security and Censorship”. As a result of the foregoing, the Draft Regulations on Network Data Security, if implemented in its current form, would not have a material adverse impact on the Listing. The Draft Regulations on Network Data Security also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Regulations on Network Data Security also requires that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this document, Draft Regulations on Network Data Security has not been formally adopted. Based on the circumstances set forth above, our PRC Legal Adviser and Directors are of the view that we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects, and if the Draft Regulations on Network Data Security were implemented in the current form, our Directors and our PRC Legal Adviser do not foresee any material impediments for us to comply with the requirements under the Draft Regulations on Network Data Security in all material aspects.
In addition, Online Recruitment Regulations provide that HR services agencies engaging in online recruitment services shall, in accordance with the requirements under the PRC laws and regulations related to national cybersecurity and cybersecurity graded protection systems, strengthen cybersecurity management, perform cybersecurity protection obligations, and adopt technical or other necessary measures to ensure the security of recruitment service network, information system and user s’ information. Moreover, HR services agencies shall establish and improve their users’ information protection system for online recruitment services, and shall not disclose, divulge, damage or illegally sell or provide to any person, such information as the citizen identification number, age, gender, address, contact information of an individual or any information on business situations of an employer. If such agencies provide any personal information or important data collected or generated within PRC to any overseas party due to their business operation, such provision shall abide by applicable PRC laws and regulations.
On July 7, 2022, the CAC issued the Measures for the Security Assessment of Outbound Data Transfers (《數據出境安全評估辦法》), which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year, intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. As advised by our PRC Legal Adviser, scenario (iii) is not applicable to us given the fact that as of the date of this document, we had not met the threshold as stipulated under circumstances. In addition, we have not received any notification from relevant regulatory authorities that identify us as a CIIO as stipulated under scenario (ii). Nonetheless, as advised by our PRC Legal Adviser, since the exact scope of “important data” as stipulated under scenario (i) remains uncertain and subject to further clarification, and the implementation under scenarios (ii) and (iv) are still subject to interpretation by relevant government authorities, there remains uncertainty as to how

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the new regulation will be applied and implemented. The user data we collect and generate during our business operation within mainland China is stored within mainland China, and we are not involved in any outbound transfer of our users’ data. Our daily operations and the Listing are not involved in outbound transfer of identified core data or important data. If we are required to report security assessments for cross-border data transfers, our PRC Legal Adviser does not foresee any material legal impediments for us to comply with the Measure for the Security Assessment of Outbound Data Transfers in material aspects, and would not give rise to material adverse impact on our business operation or the Listing. Solely based on the due diligence conducted by the Joint Sponsors (including but not limited to discussing with the PRC legal advisers of the Company and the Joint Sponsors, conducting expert due diligence with the PRC Legal Adviser and reviewing the legal opinions of the PRC Legal Adviser with assistance of the Joint Sponsors’ PRC legal advisers), and taking into account the uncertainties with respect to the enactment timetable, final content, interpretation and implementation as discussed above, nothing has come to the attention of the Joint Sponsors that would reasonably cause the Joint Sponsors to disagree with the PRC Legal Adviser that (i) the Group has implemented comprehensive policies and rules, taken necessary measures and developed a comprehensive internal control system on cybersecurity and data, which are in compliance with the mandatory requirements of the currently effective PRC laws and regulations in all material respects (ii) the PRC Legal Adviser does not foresee that the Cybersecurity Review Measures, the Draft Regulations on Network Data Security, if implemented in the current form, or the Measures for the Security Assessment of Outbound Data Transfers giving rise to material adverse impact on the Group’s business operation or the Listing.
REGULATIONS RELATING TO PRIVACY PROTECTION
Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.
On December 13, 2005, the MPS issued the Regulations on Technological Measures for Internet Security Protection (《互聯網安全保護技術措施規定》), or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require Internet service providers including us to take proper measures including anti-virus, data back-up and other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers including us are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.
On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection (《關於加強網絡信息保護的決定》) to enhance the legal protection of information security and privacy on the Internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users (《電信和互聯網用戶個人信息保護規定》), effective on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in China and the personal information includes a user ‘s name, birth date, identification card number, address, phone number, account name, password and other information that can be used for identifying a user. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collecting and use of users’ information and they cannot collect or use of user ‘s information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

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On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of the Order of Internet Information Service Market (《規範互聯網信息服務市場秩序若干規定》), which became effective on March 15, 2012. The Provisions stipulate that without the consent of users, internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information (hereinafter referred to as “personal information of users”), nor shall they provide personal information of users to others, unless otherwise provided by laws and administrative regulations. The Provisions also requires that internet information service providers shall properly keep the personal information of users; if the preserved personal information of users is divulged or may possibly be divulged, internet information service providers shall immediately take remedial measures; where such incident causes or may cause serious consequences, they shall immediately report the same to the telecommunications administration authorities that grant them with the internet information service license or filing and cooperate in the investigation and disposal carried out by relevant departments. Failure to comply with such requirements may result in a fine between RMB10,000 and RMB30,000 and an announcement to the public. According to the PRC Cybersecurity Law, network operator shall not collect personal information irrelevant to the services it provides or collect or use personal information in violation of the provisions of laws or agreements between both parties.
On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (《最高人民法院、最高人民檢察院關於辦理侵犯公民個人信息刑事案件適用法律若干問題的解釋》), or the Interpretations, effective from June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the PRC (《中華人民共和國刑法》), including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.
On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps (《關於開展App違法違規收集使用個人信息專項治理的公告》) to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner.
On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information (《App 違法違規收集使用個人信息行為認定方法》), effective on the same date. This regulation further specifies certain illegal practices of Apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such App in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information in accordance with the law” and “failure to disclose information for complaints and reporting”.
On March 12, 2021, the MIIT, the CAC, the MPS and the SAMR jointly promulgated the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications (《常見類型移動互聯網應用程序必要個人信息範圍規定》), effective on May 1, 2021, which specifies that the scope of necessary personal information for job hunting and recruitment applications includes mobile phone numbers of registered users and resume provided by job seekers.
The Data Security Law specifies that the scope of the data almost includes all information records generated from every aspect of production, operation and management during the process of digital transformation of government affairs and enterprises, and requires that data shall be collected legally and properly and shall not be acquired by theft or other illegal means. An entity conducting data processing

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activities shall establish a sound data security management system throughout the whole process, organize data security education and training and take technical measures and other necessary measures to ensure the security of the information. In addition, data processing activities carried out through the Internet or any other information network shall be conducted on the basis of the graded protection system for cybersecurity. Risk monitoring shall be strengthened when data processing activities are conducted, and remedial measures shall be taken immediately upon discovery of any data security defect or bug. In case of data security incidents, disposal measures shall be taken immediately, users shall be timely notified in accordance with the relevant provisions and reports shall be made to the relevant competent authorities.
On August 20, 2021, the PRC Personal Information Protection Law (《中華人民共和國個人信息保護法》), or the PIPL, was passed by the SCNPC and became effective on November 1, 2021. The PIPL consolidates rules with respect to personal information rights and privacy protection and specifies the protection requirements for processing personal information and rules for processing sensitive personal information. The personal information of an individual shall be processed on the basis of having the consent of the data subject concerned or on some other legitimate basis. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. The processing of sensitive personal information of an individual shall be subject to the individual’s separate consent. Personal information processors shall be subject to the liability for personal information processing activities, and adopt necessary measures to safeguard the security of the personal information. Otherwise, the personal information processors will be subject to orders of the regulatory authorities to rectify their operations, suspend or terminate the provision of services, or confiscation of illegal income, fines or other penalties. For example, we provide services to many individual users who may upload personal information to our platform, which may be deemed to be sensitive personal information under the PIPL. The PIPL also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and to strengthen the supervision of mobile applications, including: (i) requiring transparency, fairness and impartiality; (ii) banning automatic decision making that impose unreasonable preferential treatment on individuals in terms of transaction prices and other transaction conditions; (iii) setting forth individuals’ right to opt out of automatic decision making; (iv) setting forth individuals’ right to receive explanation of the process which could have significant impact on individuals’ rights and interests and the right to not be subject to decisions based solely on automated processing when such decisions have significant impact on the individual. The processors using personal information for automatic decision making must ensure the transparency of the decision- making and fairness and impartiality of the results, and the automatic decision making must not be used to impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions. If the automatic decision making is used for information pushing or commercial marketing to individuals, processors must provide individuals with options that are not based on the individuals’ personal characteristics, or convenient methods for the individuals to refuse such commercial marketing or information pushing. Such options may include, for example, providing a tab on the user interface to disable information pushing with one click, so that users do not have to receive information feed customized based on his or her personal characteristic features. In addition, if such decisions significantly affect the rights and interests of an individual, the individual can request processors to give explanations or refuse to accept the processors making decisions solely based on automatic decision making. We have explicitly informed our users of the basic principles and main operational mechanisms of our automatic decision making through the disclosure on our online platforms, and users’ informed consent is obtained through the privacy policy. The basic principles and main operational mechanisms refer to our policies on automatic decision making which explicitly explain the factors and types of information we use for automatic decision making, the logic involved in such decision-making process, the likely outcome when users opt-out of the automatic decision making process and the handling procedures of users’ complaint. We’ve provided users with a convenient option to switch off personalized recommendation services. When users choose to opt out the service, we immediately cease providing related services. As of the date of this document, we have not applied the algorithm recommendation technology prohibited or restricted by applicable laws and regulations to provide internet information services. During the Track Record Period, the regulatory requirement on automatic decision marking had no material impact on our business operations.

REGULATIONS

REGULATIONS ON OVERSEAS OFFERING AND LISTING
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law (《關於依法從嚴打擊證券違法活動的意見》), which emphasizes the need to strengthen the administration over illegal securities activities and the supervision on overseas listed Chinese companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems as well as amendments to relevant regulations to deal with the risks and incidents faced by overseas listed Chinese companies.
On December 24, 2021, the CSRC issued the draft Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》), or the Draft Provisions, and the draft Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), or the Draft Administration Measures together with the Draft Provisions, the “Draft Overseas Listing Regulations”, for public comments. The Draft Overseas Listing Regulations require that PRC domestic companies which directly or indirectly seek to offer and list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities and be listed in an overseas market based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their application documents. Failure to complete the filing under the Draft Provision may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million. In the event of a serious violation of such provisions, the PRC domestic company may be ordered to discontinue the related business or suspend its operations for rectification, and its permits or business licenses may be revoked. The controlling shareholders, actual controllers, directors, supervisors and senior executives of the PRC domestic companies may be given a warning and be separately or concurrently subject to a fine of not less than RMB500,000 but not more than RMB5 million. The Draft Administration Measures also set forth certain circumstances where overseas offerings and listings by domestic enterprises shall be prohibited, including overseas offerings and listings that (i) are explicitly prohibited by specific laws and regulations, or (ii) constitute threat to or endanger national security and involve material ownership disputes, where (i) the PRC domestic companies, their controlling shareholder or actual controller are involved in certain criminal offences, or (ii) the directors, supervisors and senior management of the issuer are involved in certain criminal offences or subject to administrative penalties. As of the date of this document, it is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us.
If the Draft Overseas Listing Regulations become effective in their current form before the Listing, our PRC Legal Adviser is of the view that we may be required to complete the filing procedures with the CSRC in connection with this Listing. Based on the facts that (i) as of the Latest Practicable Date, (a) we had not received any decision, inquiry, notice, warning or sanction from competent authorities stating that the Listing will threaten or endanger national security; (b) we had not been involved in any material ownership disputes, such as those relating to the equity, major assets and key technologies; (c) none of us, our Controlling Shareholders or ultimate controllers had committed any crime of corruption, bribery, appropriation or misappropriation of property, or disturbance of the order of the socialist market economy in the past three years; (d) none of us, our Controlling Shareholders or ultimate controllers were involved in any investigation due to criminal behaviors or material non-compliance in the past three years; and (e) none of our directors, supervisors, senior management had been imposed any serious administrative penalty or were involved in investigation due to any criminal behaviors or material non-compliance under the PRC laws in the past three years; and (ii) we will continuously pay close attention to the Draft Overseas Listing Regulations and other legislative and regulatory development in overseas listing, and implement all necessary measures in a timely manner to ensure continuous compliance with relevant laws and regulations, our PRC Legal Adviser does not foresee any material impediment for us to comply with the Draft Overseas Listing Regulations, or any material legal impediment for us to complete the filing with the CSRC in all material respects. Further, our PRC Legal Adviser advises that the Draft Overseas Listing Regulations do not raise additional compliance requirements for the business operations of PRC domestic companies and allow PRC domestic companies with a VIE structure which comply with applicable PRC laws and regulations to conduct overseas offerings

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and listings. During the Track Record Period and up to the Latest Practicable Date, we had not received any decisions, inquiries, notices, warnings, sanctions, or any other concerns from any PRC authorities (including the CSRC) with respect to our listing plan or VIE structure. Based on the above, our Directors and our PRC Legal Adviser do not foresee the Draft Overseas Listing Regulations to have any material adverse impact on our business operations, Contractual Arrangements and the Listing if they become effective in their current forms and are of the view that the Contractual Arrangements are expected to remain compliant after the Draft Overseas Listing Regulations come into effect in their current form. Solely based on such due diligence conducted by the Joint Sponsors (including but not limited to discussing with the PRC legal advisers of the Company and the Joint Sponsors, conducting expert due diligence with the PRC Legal Adviser and reviewing the legal opinion of the PRC Legal Adviser with assistance of the Joint Sponsors’ PRC legal advisers), and taking into account the uncertainties with respect to the enactment timetable, final content, interpretation and implementation as discussed above, nothing has come to the attention of the Joint Sponsors that would reasonably cause the Joint Sponsors to disagree with (i) the PRC Legal Adviser ‘s view that the Draft Overseas Listing Regulations do not raise additional compliance requirements for the business operations of PRC domestic companies and allow PRC domestic companies with a VIE structure which comply with applicable PRC laws and regulations to conduct overseas offerings and listings, and (ii) the Directors’ and the PRC Legal Adviser ‘s view that it is not foreseen that the Draft Overseas Listing Regulations have any material adverse impact on the Group’s business operations, Contractual Arrangements and the Listing if Draft Overseas Listing Regulations become effective in their current forms.
REGULATIONS RELATING TO EMPLOYMENT AND SOCIAL WELFARE
Regulations on Social Insurance and Housing Fund
According to the Social Insurance Law of PRC (《中華人民共和國社會保險法》), which was issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was last revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums (《社會保險費徵繳暫行條例》), issued by the State Council on January 22, 1999 and came into effect on the same day and was recently revised on March 24, 2019, prescribes the details concerning the social securities.
Apart from the general provisions about social insurance, specific provisions on various types of insurance are set out in the Regulation on Work-Related Injury Insurance (《工傷保險條例》), issued by the State Council on April 27, 2003, came into effect on January 1, 2004 and revised on December 20, 2010, the Regulations on Unemployment Insurance (《失業保險條例》), issued by the State Council on January 22, 1999 and came into effect on the same day, the Trial Measures on Employee Maternity Insurance of Enterprises (《企業職工生育保險試行辦法》), issued by the Ministry of Labor (currently known as MOHRSS) on December 14, 1994 and came into effect on January 1, 1995. Enterprises subject to these regulations shall provide their employees with the corresponding insurance.
According to the Regulation Concerning the Administration of Housing Provident Fund (《住房公積金管理條例》), implemented since April 3, 1999 and last amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.

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Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB10,000 to RMB50,000. Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court. During the Track Record Period and up to the Latest Practicable Date, we had not experienced any material shortfalls in relation to the contributions to social insurance and housing provident funds.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information in the Listing Document subsequent to the filing of our 2021 Form 20-F and the furnishing of the October Super 6-K relating to selected aspects of our history, development and corporate structure.

MAJOR SHAREHOLDING CHANGES OF OUR COMPANY
KANZHUN LIMITED was incorporated in the Cayman Islands on January 16, 2014 to serve as our holding company.
We have historically undergone multiple rounds of pre-IPO financing between May 2014 and November 2020, resulting in the aggregate issuance of (i) 60,000,000 Series A preferred shares, (ii) 40,000,000 Series B preferred shares, (iii) 48,000,000 Series C preferred shares, (iv) 45,319,316 Series C-1 preferred shares, (v) 42,251,744 Series C-2 preferred shares, (vi) 11,497,073 Series C-3 preferred shares, (vii) 60,856,049 Series D preferred shares, (viii) 83,474,263 Series E preferred shares, (ix) 32,373,031 Series E-1 preferred shares, (x) 28,226,073 Series E-2 preferred shares, (xi) 48,689,976 Series F preferred shares, and (xii) 50,664,609 Series F+ preferred shares. All of the preferred shares had a par value of US$0.0001 each. During the pre-IPO financing, we achieved post-money valuation of approximately US$10 million for Series A round, US$36 million for Series B round, US$60 million for Series C round, RMB92 million for Series C-1 round, US$160 million for Series C-2 round, US$202 million for Series C-3 round, US$343 million for Series D round, US$917 million for Series E round, US$1,055 million for Series E-1 round, US$1,150 million for Series E-2 round, US$2,312 million for Series F round and US$4,402 million for Series F+ round. As of the Latest Practicable Date, we had utilised less than 15% of the net proceeds from these investments for development of product and service, marketing and user growth, research and development and general corporate purposes.
The major shareholding changes of our Company during the Track Record Period are as set out below.
Ordinary Shares
On August 21, 2020, we issued and sold 4,122,853 Class A Ordinary Shares to Coatue PE Asia 26 LLC for a total consideration of US$11.4 million.
On November 27, 2020, we issued 24,780,971 Class B Ordinary Shares to TECHWOLF LIMITED at a par value of US$0.0001 per share.
On March 31, 2021, we repurchased 1,181,339 Class B Ordinary Shares from TECHWOLF LIMITED for a total consideration of US$6.3 million.
On June 16, 2021, we issued 24,745,531 Class B Ordinary Shares to TECHWOLF LIMITED.
In June 2021, we issued a total of 110,400,000 Class A Ordinary Shares in the form of ADSs pursuant to our initial public offering, including those issued pursuant to the underwriters’ exercise of their option to purchase additional shares. Further details of our initial public offering are set out in the section headed “— Listing on Nasdaq” in this section.
Preferred Shares
On March 8, 2019, we issued 14,715,014 Series E+ preferred shares to INSPIRING LINK LIMITED for a total consideration of US$25.0 million. These Series E+ preferred shares were re-designated as Series E-1 preferred shares on July 4, 2019.
On June 3, 2019, we issued 17,658,017 Series E+ preferred shares to Sunshine Life Insurance Corporation Limited for a total consideration of US$30.0 million. These Series E+ preferred shares were re-designated as Series E-1 preferred shares on July 4, 2019.
On July 4, 2019, we issued 28,226,073 Series E-2 preferred shares to Image Frame Investment (HK) Limited for a total consideration of US$50.0 million.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

On February 10, 2020, we issued (i) 32,459,984 Series F preferred shares to Coatue PE Asia 26 LLC and (ii) 16,229,992 Series F preferred shares to Image Frame Investment (HK) Limited for a total consideration of US$150.0 million.
On November 27, 2020, we issued (i) 18,764,670 Series F+ preferred shares to SCC Growth VI Holdco E, Ltd., (ii) 18,764,670 Series F+ preferred shares to Internet Fund VI PTE. LTD., (iii) 7,505,868 Series F+ preferred shares to Coatue PE Asia 26 LLC, (iv) 3,752,934 Series F+ preferred shares to Huaxing Growth Capital III, L.P., (v) 899,463 Series F+ preferred shares to GGV Capital VI L.P., (vi) 77,541 Series F+ preferred shares to GGV Capital VI Entrepreneurs Fund L.P., and (vii) 899,463 Series F+ preferred shares to GGV Capital VI Plus L.P. for a total consideration of US$270.0 million.
Immediately upon the completion of our initial public offering of ADSs, all the issued and outstanding preferred shares in our Company were converted into Class A Ordinary Shares on a one-for-one basis.
Our Investors Prior to the Nasdaq Listing
Since our inception, we had received 12 rounds of private financing, totalling approximately US$750 million in funds raised, including funds raised from sophisticated investors Tencent and Capital Today Ventures, both of which retained an aggregate 50% of their investment at the time of our listing on Nasdaq for a period of at least six months after such listing. The investments led to the issuance of certain preferred shares in the share capital of our Company which were converted into Class A Ordinary Shares immediately upon the completion of our initial public offering on Nasdaq. Further details are as set out in the sub-section headed “— Major shareholding changes of our Company — Preferred Shares” in this section.
SHAREHOLDING STRUCTURE
The following diagram illustrates our corporate and shareholding structure upon the Introduction assuming that (i) the shareholdings below remain unchanged, and (ii) no further Shares are issued under the Share Incentive Plans:

A trust established for the benefit of Mr. Zhao and his family
100%
TECHWOLF LIMITED(1)
Other Directors(2)
Image Frame Investment (HK) Limited(3)
Banyan Partners Fund II, L.P.(4)
CTG Evergreen Investment entities(5)
Ceyuan Ventures entities(6)
Other Shareholders(7)
16.3%
0.6%
8.4%
5.5%
5.4%
4.5%
59.3%
KANZHUN LIMITED (Cayman Islands)
100%
Techfish Limited (Hong Kong)
Offshore
Onshore
100%
Beijing Glory Wolf Co., Ltd.
Beijing Huapin Borui Network Technology Co., Ltd.
Equity Interest
Contractual Arrangements

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Notes:
(1)
Represents 140,830,401 Class B Ordinary Shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family.

(2)
Represents an aggregate of 4,937,714 Class A Ordinary Shares (including in the form of ADSs) held by our Directors (namely Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang and Mr. Charles Zhaoxuan Yang), other than Mr. Zhao.

(3)
Represents 72,309,691 Class A Ordinary Shares (including in the form of ADSs) held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong. Image Frame Investment (HK) Limited is a wholly owned subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (SEHK: 0700).

(4)
Represents 47,286,435 Class A ordinary shares (including in the form of ADS) held by Banyan Partners Fund II, L.P., an exempted limited partnership formed under the law of the Cayman Islands. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company, which is beneficially owned by Mr. Hoi Pong Wong.

(5)
Represents (i) 43,130,535 Class A Ordinary Shares (including in the form of ADSs) held by CTG Evergreen Investment X Limited, a British Virgin Islands company, and (ii) 3,606,665 Class A Ordinary Shares (including in the form of ADSs) held by CTG Evergreen Investment R Limited, a British Virgin Islands company. Both CTG Evergreen Investment X Limited and CTG Evergreen Investment R Limited (the “CTG Evergreen Investment entities”) are controlled by Capital Today Evergreen Fund, L.P., whose general partner is Capital Today Evergreen GenPar LTD., a Cayman Islands company. Capital Today Evergreen GenPar LTD. is controlled by Ms. Xin Xu.

(6)
Represents (i) 37,122,332 Class A ordinary shares held by Ceyuan Ventures III, L.P., an exempted limited partnership formed under the law of the Cayman Islands, and (ii) 1,334,450 Class A ordinary shares held by Ceyuan Ventures Advisors Fund III, LLC, a Cayman Islands company. Ceyuan Ventures III, L.P. and Ceyuan Ventures Advisors Fund III, LLC (the “Ceyuan Ventures entities”) are under the common control of Ceyuan Ventures Management III, LLC, which is the general partner of Ceyuan Ventures III, L.P. and sole voting shareholder of Ceyuan Ventures Advisors Fund III, LLC. Mr. Bo Feng and Mr. Ye Yuan collectively hold 100% of the voting power in Ceyuan Ventures Management III, LLC.

(7)
Represents (i) 466,313,662 Class A Ordinary Shares underlying the ADSs held by our Depositary, excluding (a) 28,549,000 Class A Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, and (b) 27,476,160 Class A Ordinary Shares underlying the ADSs held by our Directors and Shareholders that have been included in footnote (2)-(4) above, and (ii) 44,732,619 Class A Ordinary Shares held by other Shareholders, who invested in us before our listing on Nasdaq.

As of the Latest Practicable Date, the Shares as described in (i)(a) are not held by the Depositary on behalf of any person, as the relevant awards have not yet been exercised or vested. The Depositary is not entitled to exercise the voting rights attached to such Class A Ordinary Shares pursuant to the deposit agreement; only holders of the ADSs representing such Class A Ordinary Shares may exercise the relevant voting rights by giving the necessary instructions to the Depositary.
The investors who held 44,732,619 Class A ordinary shares as described in (ii) above include (a) GGV Capital VI Entrepreneurs Fund L.P., GGV Capital VI L.P. and GGV Capital VI Plus L.P. (the “GGV Capital entities”), (b) MSA China Fund I L.P., (c) Shunwei Technology III Limited, and (d) Sunshine Life Insurance Corporation Limited. The shares held by GGV Capital entities may deemed to be beneficially owned by Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung based on a Schedule 13G filed with SEC on February 14, 2022. MSA China Fund I L.P. is managed by its general partner, Magic Stone Alternative Private Equity Fund GP, Ltd., which is controlled by MSA Management Holding Pte. Ltd., and MSA Management Holding Pte. Ltd. is controlled by Ms. Zeng Yu based on our prospectus filed with SEC on June 10, 2021. Sunshine Life Insurance Corporation Limited is owned as to 99.99% by Sunshine Insurance Group Company Limited. No person constitute a controlling shareholder (as defined under the Listing Rules) of Sunshine Insurance Group Company Limited based on public information. Shunwei Technology III Limited is wholly owned by Shunwei China Internet Fund II, L.P. (“Shunwei China”). The general partner of Shunwei China is Shunwei Capital Partners II GP, L.P., the general partner of which is Shunwei Capital Partners II GP Limited. Silver Unicorn Ventures Limited holds more than 50% of the issued and outstanding shares of Shunwei Capital Partners II GP Limited, and Mr. Koh Tuck Lye is the sole shareholder of Silver Unicorn Ventures Limited. To the best knowledge, information and belief of our Directors, all of the investors as mentioned in this paragraph are Independent Third Parties of our Group.
PUBLIC FLOAT
So far as our Directors are aware, immediately following the completion of the Introduction (assuming no additional Shares are issued under the Share Incentive Plans and between the Latest Practicable Date and the completion of the Introduction), the following persons:

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

(a)
Directors and chief executive officer of our Company and subsidiaries who will hold their position and directorship on the Listing Date and own our Shares or ADSs by themselves or through shareholding vehicles, will hold approximately 16.9% of our total issued and outstanding Shares in aggregate, and such Shares will not be counted towards the public float for the purpose of Rule 8.08 of the Listing Rules after the Listing.

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The following section sets forth updated and supplemental information in the Listing Document since the filing of our 2021 Form 20-F and the furnishing of the October Super 6-K relating to selected aspects of our business and operations.

WHO WE ARE
We are the largest online recruitment platform in China in terms of average MAU and online recruitment revenue in 2021 and the six months ended June 30, 2022. We had a market share of 6.1% in the online recruitment industry in terms of online recruitment revenue in the six months ended June 30, 2022, which is the highest among online recruitment platforms. We are also the second largest market participant in China’s recruitment market in terms of recruitment revenue in 2021 and the six months ended June 30, 2022, with a market share of 2.1% and 2.3% in the same periods, respectively. We have pioneered the “direct recruitment model” that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform. We were the first in China to adopt the direct recruitment model for the online recruitment industry. Our innovative business model is developed on an approach that is fundamentally different from other existing business models at the time of its inception and has since transformed the online recruitment industry and user behavior in China.
Leveraging the power of our business model and technology innovations, we efficiently connect job seekers and enterprise users and reinvent how they interact with each other, thereby greatly improving their job hunting and recruitment efficiency, which in turn contributed to our business success in terms of scale and growth. Our average MAU reached 25.9 million in the six months ended June 30, 2022. Our verified job seekers, verified enterprise users and verified enterprises reached 100.8 million, 17.2 million and 8.9 million as of June 30, 2022, respectively. Our paid enterprise customers reached 3.8 million in the twelve months ended June 30, 2022. In the six months ended June 30, 2022, our platform generated an average of 3.0 billion chat messages every month.
We have also achieved full user coverage of white and gold-collar users, blue-collar users and college students, and have served a full spectrum of employers, large and small, in numerous industries and from diverse geographical areas. As of June 30, 2022, white and gold-collar users, blue-collar users, and college students as percentage of our job seeker user base reached 54.5%, 29.3% and 16.2%, respectively. We serve all of the 2021 Fortune China 500 companies. Out of the total number of verified enterprises we served, 84.6% had less than 100 employees as of June 30, 2022.
PAIN POINTS OUR INDUSTRY FACES
Recruitment services market is the fastest-growing segment in China’s human resource services market between 2021 and 2026 with a CAGR of 18.7%. With job seekers and employers increasingly embarking on their job hunting and recruitment journeys online, China’s online recruitment market’s size in terms of revenue is expected to increase from RMB71.4 billion in 2021 to RMB250.8 billion in 2026, representing a CAGR of 28.6% between 2021 and 2026. Market participants in China’s online recruitment market primarily include online recruitment platforms, online classifieds, online portals offered by recruiting agencies and traditional recruiting agencies, such as headhunting firms and recruitment process outsourcing agencies.
The online recruitment industry in China has traditionally suffered from two pain points: job seekers find it difficult to locate suitable job positions, and employers find it hard to secure suitable job candidates. Job seekers and employers yearn for a new platform that can deliver unprecedented efficiency.
These pain points have been caused by the following three common characteristics of the traditional industry players.
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Resume centric.   Traditional resume centric model provides limited functionality beyond submission and downloading of resumes. Information flows one way, only from job seekers to employers, via a few pages of stylized introductions, and job seekers often receive tardy responses, if any.

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•
Search-based.   A search-based model unevenly drives internet traffic towards top candidates with stellar credentials and well-known corporations with deep pockets, leaving behind the vast majority of other job seekers and SMEs with substantial unmet demand. This led to an inability for traditional online recruitment platforms to tap into the blue-collar recruitment market and serve the traditionally underserved SME employers.

•
Limited user coverage.   Because of traditional models’ inability to provide customized and accurate recommendations, they are forced to limit their user coverage and focus on serving only a subset of users.

Cognizant of the industry pain points and their root causes, our founders set out eight years ago to create a transformative mobile-native product “BOSS Zhipin” that is communication-oriented, provides feed-based recommendation and attracts a full spectrum of users. Our innovative business model has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises, which in turn contributes to our rapid growth and industry leading position.
OUR PLATFORM
Our Platform Participants
Job seekers:   We have a large and fast growing pool of job seekers consisting of white and gold-collar users, blue-collar users and college students.
Enterprise users:   We serve an extensive network of employers covering small, mid-sized and large businesses across a broad range of industries and diverse geographic areas. Enterprise users of our platform include Bosses and recruiting professionals (more than one enterprise users of the same employer could register an account with us).
Bosses:   Bosses refer to executives or middle-level managers of large enterprises and SMEs and micro business owners, who are the key decision makers that can better assess candidates’ capabilities, including their soft skills and cultural fit, and more efficiently identify the best people for their businesses. We get the Bosses involved on our platform since our inception. Our innovative model facilitates direct interaction between job seekers and Bosses, fulfils the undiscovered demands of hiring decision makers to directly participate in the recruiting process at an early stage, and allows us to amass a large number of Bosses. As of June 30, 2022, 65.7% of our verified enterprise users were Bosses.
Recruiting professionals:   We also serve recruiting professionals, including human resource officers and specialized hiring function employees of an employer, headhunters and hiring staff from human resource agencies.
Our Pioneering Features and Value Propositions
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Mobile-native.   We started as a mobile app, and we were built for the era of mobile internet, whereas other recruitment platforms were mainly born in the PC age and later piecemeal adapted a mobile

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interface. We were among the first to launch an online recruitment platform that is entirely based on mobile application. The ideology of creating a mobile-native recruitment platform is the foundation for our innovative business model that enables intelligent recommendation and two-way interactive communication and underpins many aspects of our operation. Our user interface and service design are centered around our mobile offerings, providing social-media-app type of enjoyable and intuitive user experience while enabling job seekers and enterprise users to engage in meaningful communication anytime, anywhere and receive quick responses.
•
Recommendation-based.   Technology is at the core of our platform. We provide targeted job and candidate matches and recommendations in the form of feed streams. Our high quality data, rapid product iteration, and proprietary technology infrastructure enable us to provide accurate and adequate recommendation and matching results. We were the first to adopt a two-sided feed-based recommendation system among online recruitment platforms.

•
Direct chat.   Either job seekers or enterprise users can initiate direct chat with their counterparties on our platform throughout the recruitment process. Direct chatting ensures that our users are active with real demands for job opportunities or candidates, and users can confirm each other ‘s intentions and their suitability before the interview, which makes their experience highly informative and efficient. Meanwhile, we are dedicated to protecting the job seekers’ privacy. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ consent. We were the first to adopt a business model that promotes two-way communication through direct chat and resume delivery upon consent among online recruitment platforms.

STRENGTHS
Largest online recruitment platform in China with full user coverage and strong network effects
We are the largest online recruitment platform in China in terms of average MAU and online recruitment revenue in 2021 and the six months ended June 30, 2022. As of December 31, 2021, our verified job seekers and verified enterprise users reached 97.9 million and 16.2 million, respectively. As of June 30, 2022, our verified job seekers and verified enterprise users reached 100.8 million and 17.2 million, respectively.
Serving different groups of people at the same time is a challenge for our peers. However, we have achieved full user coverage of white and gold-collar users, blue-collar users and college students, and have served a full spectrum of employers, large and small, in numerous industries and from diverse geographical areas. As of June 30, 2022, white and gold-collar users, blue-collar users, and college students as percentage of our job seeker user base reached 54.5%, 29.3% and 16.2%, respectively. We serve all of the 2021 Fortune China 500 companies. Out of the total number of verified enterprises, 84.6% had less than 100 employees as of June 30, 2022. Our data-driven recommendations deliver a tailored and efficient job hunting and recruitment experience for all of our users and ensure the co-existence of our diverse user base on one mobile app. Job seekers are less distracted by employers offering jobs that are unrelated to their job pursuits, and employers will receive candidate recommendations that we believe meet their requirements.
Benefiting from our large and diverse user base and high-quality user experience, our platform has developed a powerful network effect. As more job seekers join our platform, more employers will come, bringing more job opportunities, which in turn attract more job seekers, forming a virtuous cycle. The extensive user coverage of our platform allows us to fulfill the cross job-function category and cross geographic recruitment needs of enterprise users, which offers them significantly more choices and increases the possibility of matching the right candidate with the right job, forming an even larger network of job seekers and employers. As of December 31, 2020 and 2021 and June 30, 2022, our verified job seekers experienced a year-on-year growth of 71.4%, 27.6% and 5.2%, respectively. As of December 31, 2020 and 2021 and June 30, 2022, our verified enterprise users experienced a year-on-year growth of 76.6%, 42.1% and 15.4%, respectively.
High-quality user experience bringing about user loyalty and brand recognition
We are motivated by our relentless focus on high-quality user experience to better serve job seekers, Bosses, HRs and other recruiting individuals. We offer an intuitive user interface, easy-to-use service features,

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and flexible usage in addition to the efficient job hunting and recruitment user experience brought by our innovative model. We are committed to giving more say to job seekers by giving enterprise users access to job seekers’ contact information and full resume only upon job seekers’ express consent. This protects the privacy of job seekers and increases their trust towards our platform. The direct recruitment model also brings about high-quality user experience by allowing employers to enjoy high recruitment efficiency.
The exceptional user experience we provide increases the loyalty of our users and ensures an elevated user engagement. In 2021 and the six months ended June 30, 2022, our average DAU as a percentage of average MAU reached 26.7% and 27.8%, respectively, which was the highest among top four online recruitment platforms in China during these periods. In the six months ended June 30, 2022, our platform generated an average of 3.0 billion chat messages per month.
We recorded 360-day average active user retention rate of 19%, 20%, 20% and 22% in 2019, 2020, 2021 and the six months ended June 30, 2022, respectively, compared to an industry average of approximately 10% during the same periods. The high loyalty brought about by our high-quality user experience allows us to grow with our users throughout their career lifecycle, continually fulfilling their job hunting and employment needs. Individuals who join our platform as job seekers at one time may come back at another time as enterprise users, recruiting on behalf of enterprises. In addition, loyal and active users help us build our brand awareness, which in turn delivers a viral marketing effect. Increasingly, more job seekers and enterprise users are attracted to our platform by word of mouth. Furthermore, we take a bottom-up approach to expand our presence within a business as one loyal and satisfied user will introduce us to Bosses and recruiting professionals from another team or division of the company. As more users within a company have experienced our highly efficient and quality services, we can foster larger-scale and deeper cooperation with the company.
Multipronged go-to-market strategy that best serves diverse user demands
We have adopted a three-tiered multipronged go-to-market strategy. First, we allow most enterprise users to use most of our services for free to drive user expansion, attract users to experience our services and thus increase user stickiness. Second, we offer online self-service purchases. For enterprise customers with scattered and on-demand recruitment needs, in particular, SMEs and non-professional recruiters, the opportunity to conduct small amount and short-term purchases provides them with more flexibility. Through the self-service feature, we are able to serve the large and rapidly growing enterprise user base efficiently without the need to expand our sales team proportionally. All of our paid services and tools can be self-purchased online. Third, we identify customers with long-term and high staffing demands and provide high-quality pre-sale planning and after-sales services leveraging our CRM system and direct sale teams. Unlike our peers, who rely heavily on sales teams to manually identify and acquire new customers, all of our sales leads are generated by self-developed algorithm- driven CRM system, which simplifies the sales process, provides us with more intelligent insights and sales leads, and enables us to achieve higher sales efficiency. The CRM system can automatically identify potential customers with large, long-term recruitment procurement needs from existing users and convey these information as sales leads to the sales team. The sales team will then approach such users with customized packages with an aim to convert them into customers that have subscription packages with us.
Our multipronged go-to-market strategy allows us to amass a large user base as we offer opportunities for most users to experience our services for free. Our CRM system helps us identify viable sales lead, create better-targeted and more effective upselling and cross-selling opportunities. In addition, we conveniently and efficiently fulfill our customers’ purchasing demands leveraging a combination of self-serviced purchases and sales team supported customer services. This unique sales model has resulted in high sales efficiency. The number of our paid enterprise customers increased from 1.2 million in 2019 to 2.2 million in 2020, and further to 4.0 million in 2021, and from 3.6 million in the twelve months ended June 30, 2021 to 3.8 million in the twelve months ended June 30, 2022, respectively.
STRATEGIES
Increase the coverage of our services to provide more service offerings
We will further deploy our multipronged go-to-market strategy to serve more enterprises users, expand our presence within the same enterprises and increase the coverage of our service offerings. We intend to

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pursue avenues to improve conversion of our enterprise user base into paid enterprise customers. For example, we believe each point of user engagement provides insight into user ’ needs, which we can use to provide customized paid services that address their needs. Also through identifying users’ unmet needs, we are able to introduce new functionalities and further expand our product and service offerings through upselling and cross-selling, which also enhances our monetization capabilities and expand our wallet share.
We plan to further digitalize the recruitment processes and offer more services to users. We believe there is significant untapped monetization potential that ties each successful employee placement with the service fee an employer pays. We plan to further explore along the recruitment services value chain and expand our focus to successful employee placement and employee onboarding, by leveraging our large user base and our industry expertise. By broadening our product and service range along the recruitment service value chain, we will continue to transform our business into a comprehensive, integrated recruiting platform that provides more closed-loop recruitment service offerings.
OUR SERVICES
Tailored and Accurate Recommendation Serves Full-spectrum of Users
We leverage our proprietary algorithms and machine learning technologies to match and connect the right person with the right position through our curated job posting and candidate recommendations. Our typical user experience begins from the main feed, where users scroll through the recommended job postings or candidate listings and other customized professional content displayed on our platform which offers similar browsing experience as social media apps. This goes beyond the traditional search-based model where users need to type in key words to find suitable job postings. Under the traditional search-based model, users need to know exactly what they are looking for and the types of jobs that suit them the most. They would then need to convert their goals and preferences into short and succinct key words to search for relevant results. Real-time feedback based on behavioral data is also unattainable under the search-based model as what the users can see are simply lists of search results that are confined by users’ search inputs.
Our platform generates and aggregates massive unique data points, including user reviews, reach-outs, messaging, resume delivery and exchange of contact information. Informed by this rich and growing dataset, we leverage machine learning technologies to build and refine our advanced proprietary algorithms that enable customized job recommendation for our users at a massive scale. For example, each user ‘s every action or inaction to either review or ignore a recommendation delivers a feedback to our data system. These feedbacks, conveying each individual’s current likings and preferences, are instantly processed by our algorithms and immediately reflected in the new job openings or candidates recommended to the user. As more users use our job and candidate recommendation services, we are able to provide more accurate and tailored recommendations to different users leveraging this rich and growing dataset and its proprietary machine learning and deep learning technology. By optimizing our recommendation algorithm strategy and combining it with our market expertise and extensive industry knowledge, we are able to present more users with broader sets of recommendation results that are not limited to a certain industry to offer the possibilities of exploring cross-industry and cross-professional job opportunities, which further improves user satisfaction. Customized matching significantly improves the efficiency of job hunting and recruitment and enhances user experience which in turn elevate user engagement.
This tailored recommendation ensures the co-existence of our diverse user base on one mobile app. For example, white-collar users are unlikely to be seen or reached by enterprise users offering positions that predominantly require the performance of manual labor, while blue-collar users will receive recommendations of job openings that better meet their skill sets and expectations. Job seekers are thus less distracted by employers offering jobs that are unrelated to their job pursuits, and employers will receive candidate recommendations that the system believes meet their requirements. As a result, we have achieved full user coverage of white and gold-collar users, blue-collar users and college students, and have served a full spectrum of employers, large and small, in numerous industries and from diverse geographical areas, developing a powerful network effect.

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We also aspire to promote equality in traffic distribution, and have developed our recommendation system surrounding this core value. We drive more traffic to users who are more responsive and have a higher level of interaction with other participants on the platform, which effectively rewards users who actively look for job openings or candidates, ensures a more efficient allocation of job and talent resources, encourages interaction between job seekers and enterprise users, provides greater opportunity for all users to tap into the massive talent pool and abundant job opportunities provided and, to a certain extent, levels the playing field. The fairer traffic distribution helps attract SMEs and long-tail job seekers who usually have less recruiting budget or less competitive background, further strengthening our competitive edge to unlock huge potential in underserved SME online recruitment and expand our user base.
Direct Communications Facilitates User Engagement
We propel direct conversation between enterprise users and job seekers through our instant messaging function. Our job seeker recommendation system enables enterprise users to access our large job seeker pool to find, connect and interact with qualified job seekers. After reviewing their professional profiles, enterprise users can initiate direct conversation with job seekers to tell them more about their companies or a specific opportunity. Job seekers can also reach out to enterprise users to express their interests in a specific position through text and voice messages, emoticons and pictures.
In a traditional online recruiting process, a job seeker ‘s only interaction with the employers on the platform is to submit his or her resume. They would then be put through usually days of waiting before they could hear back from the employer. In addition, resumes received by the employers are often outdated with incomplete job seeker information and employers may also fail to provide timely update to their recruiting information. This dynamic makes it difficult for job seekers to manage their expectations, resulting in low engagement with the recruiting platform. Our instant messaging function, on the other hand, ensures that platform users are active with real job hunting or recruiting needs. Job seekers and enterprise users can thus better manage their job hunting or recruitment journey as they can expect to receive responses from the other side within a short time. Failure to receive any responses within a day to two incentivizes users to move on and look for other employment or recruitment opportunities. Real time interaction between job seekers and enterprise users significantly drives user enthusiasm, increases user stickiness and fosters a highly engaged user base. In addition, direct communication between job seekers and enterprise users allows two-way flow of information and meaningful dialogues between job seekers and enterprise users, thereby generating more data points, especially behavioral data, compared to traditional online recruitment platforms that are focused on resume submission and downloading. Such data sheds light on user preference and helps with recommendation algorithm iteration. It also enables us to drive traffic to the most active job seekers and employers while easily filtering out outdated job openings and inactive job seekers (by analyzing user interaction and engagement data), thereby ensuring that job and candidate information on our platform is current and reducing the overload of less useful and stale information.
Our instant messaging function, conveniently set in mobile-native scenario, offers convenience and flexibility to users, which is especially beneficial to Bosses and blue-collar workers who are unable to make a major time commitment for recruitment and job hunting activities. Bosses are willing to attract, screen, or communicate with candidates. They have a clear understanding of desired candidate attributes, interested in taking a first crack to communicate, attract or screen candidates and are often the key decision makers in the recruiting process. The instant and close interaction created by our instant messaging feature is also particularly appealing to traditionally underserved SME employers, who are eager to attract quality candidates. As of June 30, 2022, 65.7% of our verified enterprise users are Bosses.
Resume Delivery Based on Mutual Consent
We firmly believe that recruiting is a two-way street. We are committed to transforming the recruiting process by empowering job seekers and giving them more say.
We put job seekers back to the pilot seat by giving them more control in the job hunting process. Different from the traditional models where enterprises can directly purchase job seekers’ full resumes, enterprise users

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on our platforms can only see a job seeker ‘s mini resume that contains limited information. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ express consents. Enterprise users are thus motivated to engage in meaningful conversations with job seekers to confirm mutual interest before inviting them to deliver resumes. For example, to attract quality job seekers and gain access to their resumes, enterprise users may need to proactively reach out to these job seekers, demonstrate benefits of the job and answer their questions. Similarly, job seekers cannot submit their resumes to an enterprise user without the enterprise user ‘s consent. This function also showcases our commitment to safeguard job seeker ‘s information and protect their privacy.
Our tailored matching and connecting combined with the effective communication between job seekers and enterprise users guarantee an efficient job hunting and recruiting experience. This enables us to build a large and diverse user base, and further developed a powerful network effect.
OUR MONETIZATION MODEL
We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users. For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users. For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.
We monetize our direct recruitment services offered to employers based on an innovative connection-oriented strategy that efficiently connects job seekers and employers to strike a better balance between the supply and demand of jobs. We primarily monetize the opportunity to connect enterprise users with suitable job seekers and do not charge enterprise users additional fee based on the successful placement of job seekers.
We provide services to enterprise users along the direct recruitment journey. Enterprise users are required to first post at least one job position before they can enjoy our services, including receiving job seeker recommendations, browsing the mini resume of job seekers, chatting with them, accessing their full resume and contact information upon consent, conducting audio and video interviews and sending offers (together, the “basic services”). When the supply of a job position exceeds the number of job seekers applying for that position to a certain degree, we rebalance the supply and demand of our ecosystem by charging the enterprise users a fee to post such jobs. This is achieved through our unique monetization mechanism, under which for a

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specific position in a set geographic region, we decide whether to charge the position based on a number of factors including the number of the same positions offered in the region, the number of job seekers looking for the same job in the region, industry trends and prospects relating to the job position and demographics of the region, all of which center around the supply and demand of jobs and applicants for the position in the region.
For jobs not identified by us as paid positions, enterprise users can post the job positions without any charges and enjoy our basic services to communicate with a certain number of job seekers per day for free. Enterprise users can purchase conversation booster if they want to communicate with more job seekers. Most of the job positions on our platform are free positions that enterprise users can post with no fees attached. For paid job positions, enterprise users need to first pay to post the job and then they will be able to enjoy our basic services to communicate with a certain number of job seekers per day for free following that job post. They can also communicate with more job seekers by purchasing our conversation booster. Basic services provided to enterprise users are the same, regardless of whether the job posted by the enterprise user is free or paid. The balance of supply and demand enables job seekers to interact more with enterprise users with strong recruiting needs and reduces the likelihood of a job seeker being bombarded with too many reach-outs from persistent recruiting professionals. Our innovative connection-oriented monetization strategy well complements our direct recruitment model and effectively incentives us to promote interaction and connection between enterprise users and job seekers.
Other than basic services we provide, enterprise users can also purchase value-added tools that offer them more functionalities and convenience to facilitate their recruitment journey. Enterprise users can still receive job seeker recommendations, communicate with job seekers and make successful hire on our platform without buying any value-added tools.
We serve a large and diverse user base with enterprises across over one hundred industries. Based on our best estimate, the revenue derived from no single industry contributed to more than 10% of our total revenues during the Track Record Period. As we do not derive significant revenue from certain sectors, our Directors are of the view that we are not subject to material industry concentration risk.
Paid services offered to enterprise users
We provide a wide array of paid services and value-added tools that allow enterprise users to post jobs, interact with job seekers more efficiently and better manage their recruitment process. After purchasing our paid job positions, enterprise users can enjoy the basic services during the term of the subscription. They can also purchase value-added tools, such as bulk invite sending, conversation booster and advanced filter help enterprise users access, screen and communicate with job seekers more effectively and efficiently. As of the Latest Practicable Date, calculated on a standalone basis, the price of our paid job posting ranged from approximately RMB30 to approximately RMB1,000 per job position, depending on the supply and demand of jobs and applicants for the position in a set geographic region, and the price of our value-added tools ranged from approximately RMB4 to approximately RMB1,000 per value-added tool, depending on the function of the tool, its duration or the number of times a tool can be used.
Enterprise users can purchase any of our paid services or tools on a standalone basis or as a part of the subscription package. We offer the same paid services and value-added tools under the subscription package and on a standalone basis. Enterprise can choose to buy any of our paid services or value-added tools either as a part of a subscription package or conduct ad hoc purchase. As of the Latest Practicable Date, the price of our annual subscription packages ranged from around RMB3,000 to more than RMB100,000, and the price of our monthly, bimonthly and quarterly subscription packages ranged from RMB50 to approximately RMB1,200. The price of our subscription packages depends on the composition of the type and volume of the services and tools chosen by enterprise users. The average purchase price of our subscription package ranged from RMB15 thousand to RMB18 thousand during the Track Record Period. Subscription packages generally have higher gross margin than purchases made on standalone basis as payment for standalone purchases are primarily made through third-party payment platforms, thereby incurring higher third-party payment processing costs, which generally represent the largest portion of our cost of revenues. In comparison,

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most of the payment for subscription packages in terms of revenue was made through direct payment to the Company. Key information of each subscription package, such as terms of the package, date of expiration, price, and usage, is automatically recorded in our system, which assists us to keep track of the timing of revenue recognition. Revenue for services is recognized daily over the course of their term while revenue for the value-added tools is generally recognized based on actual usage. The term of value-added tools (e.g. 3 months) can differ from that of the subscription package (typically one year) as the term of value-added tools is activated upon the customer’s usage. Where the value-added tools have been activated during the term of the subscription package and the actual usage of the value-added tools falls below the purchased amount at the expiry of the subscription package, the value-added tools can continue to be used until the end of the term of the value-added tools. Where the value-added tools under a subscription package have not been activated during the terms of the subscription package and the customer does not renew the package, the value of the unused value-added tools would be forfeited upon the expiration of the subscription package. We recorded an average forfeiture rate of less than 5% during the Track Record Period. We identify enterprise users with large and long-term recruitment procurement needs and recommend customized subscription packages that contain a combination of basic services and value-added tools to better address their recruitment needs. Most of our subscription packages have a term of one year and include both paid job positions and value-added tools. We charge our subscription packages based on the services and tools selected by enterprise users. For enterprise users that purchase subscription packages, we offer pre-sale planning services to help them select a combination of paid job postings and value-added tools that best meet their recruitment needs. After purchase, our designated sales representatives provide after-sale services. We had verified enterprises of 3.2 million, 5.5 million, 8.1 million and 8.9 million as of December 31, 2019, 2020, 2021 and June 30, 2022, respectively. We recorded paid enterprise customers of 1.2 million, 2.2 million, 4.0 million, and 3.8 million in the twelve months ended December 31, 2019, 2020, 2021 and June 30, 2022, respectively.
The table below sets forth the breakdown of our revenue from enterprise customers by types of customer accounts.
	For the Year Ended December 31,						For the Six Months Ended June 30,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
							(unaudited)
	(in thousands, except for percentages)
Online recruitment services to enterprise customers
— Key accounts	155,819	15.8	330,795	17.2	928,360	22.0	362,763	18.7	517,925	23.3
— Mid-sized accounts	363,282	36.8	696,325	36.1	1,513,506	35.9	633,685	32.7	910,848	40.9
— Small-sized accounts	467,758	47.4	900,058	46.7	1,777,160	42.1	943,471	48.6	798,411	35.8
Total	986,859	100.0	1,927,178	100.0	4,219,026	100.0	1,939,919	100.0	2,227,184	100.0

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The table below sets forth the breakdown of our revenue from enterprise customers by types of services.
	For the Year Ended December 31,						For the Six Months Ended June 30,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
							(unaudited)
	(in thousands, except for percentages)
Online recruitment services to enterprise customers
— Paid job postings	626,837	63.5	1,283,317	66.6	2,995,806	71.0	1,320,085	68.0	1,630,674	73.2
— Value-added tools	360,022	36.5	643,861	33.4	1,223,220	29.0	619,834	32.0	596,510	26.8
Total	986,859	100.0	1,927,178	100.0	4,219,026	100.0	1,939,919	100.0	2,227,184	100.0
The table below sets forth the breakdown of our revenue from enterprise customers by purchase methods.
	For the Year Ended December 31,						For the Six Months Ended June 30,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
							(unaudited)
	(in thousands, except for percentages)
Online recruitment services to enterprise customers
— Subscription packages	627,404	63.6	1,256,532	65.2	2,772,587	65.7	1,210,551	62.4	1,626,991	73.1
— Standalone purchases	359,455	36.4	670,646	34.8	1,446,439	34.3	729,368	37.6	600,193	26.9
Total	986,859	100.0	1,927,178	100.0	4,219,026	100.0	1,939,919	100.0	2,227,184	100.0
The table below sets forth a summary of key services we offer to enterprise users. In addition to these paid services, we also have other services aimed at optimizing recruitment efficiency.
Services	Main features
Job posting
—
Our job posting function allows enterprise users to present key information of the position, including job title, responsibilities, pay, location, employer background and other pertinent information in succinct and easy-to-follow manner.

Job seeker recommendation	— We provide curated job seeker recommendation results to enterprise users.
Direct chat	— Enterprise users can initiate direct conversation with job seekers to communicate about vacancies, company culture, perks and benefits and job seekers’ interests in the position, etc.
Resume delivery
—
Enterprise users can invite job seekers to deliver their resumes. To protect user privacy and give more say to job seekers, we do not allow enterprise users to access job seekers’ full resume without their express consent.

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Services	Main features
Bulk invite sending
—
Bulk invite sending allows enterprise users to send information of a position to multiple job seekers and solicit their interest in the position and/or consent to provide their full resume or contact information at one go to assist the employers to accomplish their recruiting goals in a timely manner. Bulk invite sending helps enterprise users kickstart conversations and efficiently identify job seekers that are interested in the position.

Conversation booster	— Conversation booster allows enterprise users to browse the mini-resume of and initiate conversation with more job seekers.
Advanced filter
—
Advanced filer allows enterprise users to filter through the list of job seekers we recommend to them through our proprietary matching system, and initiate direct chat with job seekers. Enterprise users that have not purchased this paid service or similarly functioned services can only browse the mini-resume of and chat with job seekers recommended to them through feed streams but are unable to use the filer function to screen, access and communicate with job seekers.

Set forth below is a summary of the key terms of a typical annual subscription package between us and our enterprise customers. The key terms are generally the same for users that buy subscription packages for the first time and users that renewed their subscriptions.
•
Term:   The agreements typically have a term of one year.

•
Services:   The agreements together with purchase orders separately entered into between the parties stipulate the nature and types of the services and the number and types of tools subscribed by the enterprise customers.

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Pricing:   With reference to pricing for the relevant services or tools, subject to discounts otherwise agreed between the parties. The pricing for the subscription package varies depending on the type and volume of services and tools selected by enterprise customers.

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Payment:   The agreements typically require payments to be made by enterprise users prior to the start of the subscription period.

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Termination:   The parties may terminate the agreement upon mutual agreement. In the event that one party is in breach of its contractual obligations, the other party is entitled to terminate the agreement and claim damages.

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Confidentiality:   The agreements generally require both parties to take adequate measures to keep all sensitive information relating to the performance of the contract strictly confidential.

•
Standard terms and conditions:   Other standard terms and conditions form part of the contract, which stipulates issues including representations and warranties of both parties, confidentiality, intellectual property rights and dispute resolutions.

Services offered to job seekers
Job seekers receive job recommendations, browse job postings, communicate with enterprise users, deliver resume or contact information to enterprise users upon mutual consent, participate in audio and video interviews and receive offers on our platform for free. They can also purchase additional value-added services, including, for example, job competitive analysis and increased exposure of job seekers’ mini resume to help them better prepare for their job hunt. As of the Latest Practicable Date, we offered job seekers a monthly subscription package with a price of RMB68 per month and a 7-day subscription package with a price of RMB6 per week. The monthly subscription package has longer duration, more types of value-added services

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and greater number of times certain paid value-added services can be used compared to the 7-day subscription package. Job seekers can pay for the subscription package to enjoy multiple paid value-added services during the subscription period or purchase certain of our paid services on a standalone basis. We require job seekers to pay for the services before use. During the Track Record Period, revenue contributed by job seekers accounted for less than 2% of our total revenue.
Cognizant of the barriers to providing accurate matching to our users, we are committed to continuously investing and building our technology strength to optimize two-sided job and candidate matching. Our technology advantages are demonstrated through our strong theoretical foundation, robust technology implementation and successful technological application.
SALES AND MARKETING
We have made significant investments in data science, which underpins all aspects of our operations from user acquisition to sales. Our data-centric approach has helped us to attract and retain new users, improve sales of paid services to existing users, and conduct cost-efficient marketing.
Sales
We offer online self-service purchases. For enterprise customers with scattered and on-demand recruitment needs, in particular, SMEs and non-professional recruiters, the opportunity to conduct small amount and short-term purchases provides them more flexibility. The self-service feature allows us to achieve higher sales efficiency.
We empower our sales team with our proprietary CRM system by helping the team find employers with demand and willingness to engage in bulk purchase or pay for more tailored services. Our proprietary CRM system can automatically identify potential customers with large, long-term recruitment procurement needs from existing users and convey these information as sales leads to the sales team. Our sales team will then reach out to such users with customized packages with an aim to convert them into customers that have subscription packages with us. This allows us to channel our data-driven insights into the sales process and drive conversion. All of our sales leads are generated by this CRM system, which simplifies the sales process and enables us to achieve higher sales efficiency. In addition, supported by our data analysis, our sales team can provide employers with better customized and more comprehensive service packages. We are committed to continually improving the quality of our services.
Marketing
We are recognized as the most recommended online recruitment platform and the brand with the highest use frequency among China’s top four online recruitment platforms, and our Directors believe brand recognition is critical to our ability to continue to attract new users.
Our marketing decisions are informed by our data analytics that are optimized to maximize returns. We set and adjust our marketing strategies based on advertising efficiency predictions through indicators including differences in occupational structure, the population’s average income, and characteristics of different marketing channels. Our data analytical capabilities allow us to conduct cost-efficient marketing. We pay to acquire user traffic from third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition.
To promote our brand image, we have launched various marketing initiatives and acquired users through a variety of marketing channels, including outdoor advertising, TV advertising and video advertising. We display ads at popular sites in major subway stations as well as elevators in office buildings in large cities in China, where there is massive premium traffic of working professionals with diverse background. We also launch marketing campaigns in major national and international events. For example, we were the official human resources supplier for the 2022 Beijing Winter Olympics. We also enlist celebrities as brand ambassadors to expand our audience reach by featuring them in promotional materials and through online video platforms.

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In connection with the suspension of new user registration, we strategically incurred less advertising expenses to improve marketing efficiency during the period. After the resumption of new user registration, we have invested, and plan to continue to invest in advertising activities, including the sponsorship of major events, and online traffic acquisition to further enhance our brand awareness and facilitate our user growth in the long-term. However, we believe the increase in sales and advertising spending will not materially weaken our ability to record adjusted net income (non-GAAP financial measure) in 2022 and 2023.
CUSTOMERS AND SUPPLIERS
Our customers are predominantly enterprise users, from whom we derive most of our revenues by providing online recruitment services, primarily in the forms of customized subscription packages, and online recruitment tools that can be purchased on demand. Our largest customer in each year/period during the Track Record Period accounted for approximately 0.4%, 0.4%, 0.3% and 0.3% of our total revenues for each of the years/period ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. Our top five customers in aggregate accounted for approximately 1.5%, 1.3%, 1.2% and 0.9% of our total revenues for each of the years/period ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively.
Our suppliers primarily include technology companies that provide hardware products or software services and advertising and marketing service providers. We recorded total purchase of RMB812.2 million, RMB1.3 billion, RMB1.8 billion, and RMB911.3 million for each of the years/period ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. Our largest supplier in each year/period during the Track Record Period accounted for approximately 12.8%, 8.4%, 10.9% and 10.1% of our total purchase amount from suppliers for each of the years/period ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. Our top five suppliers in aggregate accounted for approximately 38.0%, 37.6%, 37.0% and 40.1% of our total purchase amount from suppliers for each of the years/period ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, respectively.
The table below sets forth the details of our five largest suppliers during the Track Record Period:
Supplier	Years of relationship	Purchase amount	% of our total purchase
		(in RMB thousands)
Six months ended June 30, 2022
Supplier A(1)	Over 3 years	92,123	10.1%
Supplier B(2)	Over 3 years	91,224	10.0%
Supplier C(2)	Over 3 years	85,589	9.4%
Supplier D(2)	Less than 1 year	54,183	5.9%
Supplier E(1)	Less than 1 year	43,252	4.7%
Year ended December 31, 2021
Supplier B(2)	Over 3 years	198,336	10.9%
Supplier F(1)	2 – 3 years	153,312	8.4%
Supplier C(2)	Over 3 years	125,457	6.9%
Supplier G(1)	2 – 3 years	108,709	6.0%
Supplier H(1)	Over 3 years	88,141	4.8%

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Supplier	Years of relationship	Purchase amount	% of our total purchase
		(in RMB thousands)
Year ended December 31, 2020
Supplier G(1)	2 – 3 years	108,120	8.4%
Supplier H(1)	Over 3 years	104,582	8.1%
Supplier C(2)	Over 3 years	103,177	8.0%
Supplier B(2)	Over 3 years	92,511	7.2%
Supplier A(1)	Over 3 years	76,382	5.9%
Year ended December 31, 2019
Supplier I(1)	Over 3 years	103,780	12.8%
Supplier B(2)	Over 3 years	54,221	6.7%
Supplier A(1)	Over 3 years	53,579	6.6%
Supplier H(1)	Over 3 years	50,495	6.2%
Supplier J(1)	Over 3 years	46,503	5.7%

Notes:
(1)
A, E, F, G, H, I and J specialize in advertising, marketing, advertising design and production.

(2)
B, C and D are technology companies that provide hardware products or software services.

During the Track Record Period and up to the Latest Practicable Date, none of our Directors, their respective associates, or any shareholders of our Company (who or which to the knowledge of the Directors owned over 5% of our Company’s issued share capital) had any interest in any of our five largest customers or suppliers. We did not provide any subsidies to attract customers during the Track Record Period and up to the Latest Practicable Date.
In 2019, 2020, 2021 and the six months ended June 30, 2022, four, three, four and two of our top five suppliers were also our customers, respectively. Our sales to these companies contributed for a total of less than 0.005% of our revenues in each year or period during the Track Record Period. Our Directors confirmed that negotiations of the terms of our purchases from and sales to these suppliers and customers were conducted separately and as a result, the purchases and sales were neither connected with nor conditional upon each other. Our transactions with these suppliers and customers were conducted on normal commercial terms after arm’s length negotiations, in line with market practice.
RIGOROUS USER VERIFICATION & ALGORITHM POWERED RISK ASSESSMENT
We have implemented “platform user safety protection” program, which focuses on protecting users’ interests. We emphasize the importance of ensuring the information presented on our platform is verified and authentic. We use a screening and monitoring system to examine and verify the authenticity of the job postings and leverage our advanced technology to detect and respond to threats and frauds incessantly. Our screening and monitoring system consists of user onboarding verification, continuous risk monitoring supported by our proprietary suite of risk identification models and offline risk assessment. Additionally, we adopt a comprehensive suite of procedures to verify the identity of job seekers. Authentic enterprises, enterprise users and job postings facilitate information transparency, enhance our service quality, cultivate trust inside our platform and strengthen our user stickiness.
Enterprise users’ risk assessment
We implement a rigorous screening process to examine and verify the enterprise users’ identification information. To register an account with us, enterprise users are required to provide identification information

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and complete real name authentication and identify themselves with an enterprise. For enterprise users of a company that first joins our platform, we verify the identity and assess the risk of both the enterprise and the enterprise users. We require the company to go through a set of verification procedures during their onboarding process, including the uploading of the company’s business license and certificates of employment, which include, for example, business email, business address of the enterprise, and business address of the enterprise users to verify the relationship between the enterprise and the enterprise users. We also customize enterprise users’ registration policy based on our risk pre-determination mechanism. We require enterprises in high-risk industries, identified by the number of user complaints received or the number of misconducts within the industry, to provide additional materials, to go through additional steps to complete the verification process when such enterprise first joins our platform. For example, we require them to provide additional materials, including industry service licenses, video of their office environment or conduct an in-person meeting with our offline risk assessment team.
For enterprise users that identify themselves as employees of enterprises that have already been verified by us, we generally require the enterprise user to go through the same onboarding procedure. For example, we ask them to provide information including business email, the enterprise’s business license and business address to demonstrate their relationship with the verified enterprise. For enterprises with a large number of users, we also designate specific personnel within the enterprise to help us verify the identity information of new enterprise users that identify themselves as employees of the enterprise. Such enterprise users are generally not required to go through additional verification procedures designed for enterprises in high-risk industries as such verification process has already been completed when the company first joins our platform. We also constantly monitor enterprises who have been denied access to our platform to prevent them from potential future misconduct.
We leverage our advanced feature engineering, machine learning and decision engine to process user data and respond to threats and frauds constantly. Relying on our advanced algorithms, we have built a proprietary suite of models to detect enterprise users’ misconduct and identify and continuously track high-risk job positions and employers. Our proprietary suite of risk identification models factor in multidimensional user information, including static and behavioral data gathered by our risk mining algorithm. Static data gathered includes business scope of an enterprise, its industry qualifications, registered address, records of illegal or unfaithful conduct, whether the enterprise is in good standing and other enterprise specific information. Behavioral data gathered includes user complaints and feedback and enterprise users’ engagement behavior with our platform and other users, such as the number of mini resume viewed and chat messages sent by an enterprise user in a given period. Our risk mining algorithm processes a wide spectrum of data features of enterprise users to assess and weigh individual factors about the trustworthiness of enterprise users. We track high risk behaviors such as false advertising, pyramid selling and private information extortion. We also take job seeker complaints into our data-driven risk assessment process. Job seekers play an important role in our comprehensive risk assessment network through reporting suspicious activities or false information in the company’s description or job postings. After we identify inappropriate behavior conducted by enterprise users whom we deem to pose high risks to our platform, we assign our offline team to conduct manual risk assessment. For example, we visit enterprises that are reported by users for providing fraudulent information and enterprises that we identify as of higher risks based on videos of their office environment.
Our dedicated offline risk assessment team visit employers in person to make sure the information presented on our platform is authentic and up-to-date. In particular, they verify the consistency of the employers’ business locations and enterprise users’ work locations. Our algorithm powered risk assessment system together with our offline verification efforts are necessary to manage the complexity of analysis at the scale and speed that is needed in light of our massive user base and the changing fraud landscape. We established the industry’s first integrated online and offline employer information verification system that adopts a combination of intelligent screening and security verification and on-site visit (covering 50 cities) to verify enterprise information. The vigorous screening enables the provision of reliable job and employer information and addresses the misinformation that is prevalent in the online recruitment market, especially for blue-collar recruitment. After we discover misconduct of enterprise users, regardless whether it took place on or outside of our platform, or identify false information, we take corresponding actions to address the issues identified, such as banning, blocking user accounts, requiring enterprises to provide additional verification

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materials, or prohibiting the information of the company and its enterprise users from being accessed by job seekers. For enterprise users suspected of serious misconduct or criminal activities, we report the case to local police department for further investigation. Our streamlined authentication process and ongoing risk assessment system foster a trustworthy and credible user platform. As of September 30, 2022, our offline risk assessment team had 172 employees. Before each onsite visit, we comprehensively assess the risk of the target company to ensure efficient offline verification of identified issues, which enabled us to achieve high verification and risk assessment efficiency. Our offline risk assessment team has visited approximately 500,000 companies in 2022 up to the date of this document.
Job seekers’ risk assessment
Job seekers are first required to complete our mobile phone verification process which requires users to register with their mobile phone numbers and provide the verification code we message to their phones for verification purpose. Our intelligence system detects suspicious user input that may undermine the integrity of our platform and will require those users to go through additional authentication procedures. For example, job seekers providing mobile numbers that are recorded in the phone number blacklist or using advertising language in self-description would be detected by our fraud prevention technology.
Feedback and complaint management
We make every effort to provide reliable user experience. We encourage users to provide timely feedback and file complaints via email, customer service hotline, and live chat. We received a total of approximately 93,500 complaints during the Track Record Period and up to October 31, 2022. Of all the complaints we received, we had approximately 37,000 verified complaints, including approximately 24,000 verified complaints relating to fraudulent employment during the Track Record Period and up to October 31, 2022. Verified complaints are complaints that involve serious misconduct that we are able to verify. Our user complaints primarily consisted of complaints relating to fraudulent employment, enterprise user misconduct and our services. We promptly take actions to verify all user complaints received by us to ensure all of them are properly addressed. We categorize user complaints and feedbacks we receive based on the types of the inquiries and either have our customer representatives resolve them directly in real time or escalate to senior members of the team for further assessment. Most of the user complaints and inquiries are catered to and resolved within one business day. Special inquiries or complaints involving requests for major product or feature optimization generally take longer time to address. We keep users updated of our complaints handling process and results.
We are attentive to our user inputs and strive to make sure their voices are heard. We have carried out comprehensive measures to address user complaints. For example, we regularly review user complaints, feedback and inquiries for better product and system design and arrange return visit to key users for additional constructive feedback. To assist elder users, we have set up a hotline with designated personnel to explain our products and services. We also provide comprehensive training courses to our customer service representatives to help them develop and upgrade core service skills. We believe such measures will also help us maintain and increase user stickiness.
DATA PRIVACY AND SECURITY
Data security is crucial to our business operations as it is the foundation of our competitive advantages. We have internal rules and policies that govern how we may collect and process data, as well as protocols, technologies and systems in place to ensure that data will not be accessed or disclosed improperly.
Data collection
For user information, our user privacy policies clearly describe our data collection, use, share and process practices and how users can exercise their rights in activities relating to the process of personal information. In particular, we provide users with prior notice and obtain their consent as to what data is being collected and undertake to manage and use the data collected in accordance with applicable laws before they use our services. Users can also change their privacy settings to change the scope of their information that we are able to access and use.

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The types of user data we collect, store and use generally include: (i) user’s basic information, such as mobile phone number, profile photo, name, gender, work experience related information; (ii) user’s identity information, such as ID number; (iii) user’s process information, such as search history and other user behaviour data; and (iv) device feature information, such as unique mobile device identifier, necessary mobile application list information and IP address. The scope of usage is consistent with that being disclosed in privacy policies and does not exceed the scope authorized by users. The data is collected and used mainly for the purposes of user registration, identity authentication, online recruitment, online payment, personalized recommendation, content publishing, and user safety.
Data storage and information management
We back-up our user data and other forms of data on a daily basis in secured remote data back-up systems located in mainland China. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. We regularly conduct system-wide vulnerability scanning and prompt repairing to continually improve our data security measures. Our back-end security system is capable of handling malicious attacks to safeguard the security of our platform and to protect the privacy of our users. We have also started using proprietary private cloud located in PRC and maintained in-house to reduce the reliance on third-party cloud infrastructure provider, which allows us to better safeguard user data and address regulatory and compliance concerns.
To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We de-identify and encrypt confidential personal information and take other technological measures to ensure the secure storage, processing, transmission and usage of data. Specifically, we store business data in separate repositories and have detailed logical isolation and network policy segregation for business servers. Sensitive personal information is stored in encrypted form and sensitive information is de-identified and encrypted irreversibly before processing. To ensure the security of data transmission, we have adopted reasonable and feasible security measures in line with market standards to protect user information from unauthorized access, public disclosure, use, modification, damage or loss. For example, the exchange of data between the browser and the server is protected by SSL protocol encryption. We also provide HTTPS protocol for secure browsing on BOSS Zhipin website and use asymmetric encryption or symmetric encryption for the transmission of sensitive information. In addition, we use trusted protection mechanism to prevent malicious attacks on user’s personal information. We have also formulated data destruction strategy and policy to standardize our data destruction procedures and adopted differentiated data deletion measures for different levels of data. Our deletion of data is automatically executed by system scripts, and we keep log records of the deletion operation. We store user personal information for the minimum amount of time necessary to process such data and delete user personal information or anonymize them in a timely manner after the purpose of processing such data has been achieved or as otherwise provided by laws and regulations. For example, as required by the Personal Information Protection Law (the “PIPL”) and other applicable laws and regulations, except as otherwise provided by laws and regulations, a personal information processor shall delete personal information after the personal information processor stops providing products or services. However, the current applicable laws and regulations do not provide a specific time limit for the personal information processor to delete personal information under the aforementioned circumstance. As stipulated by the Draft Regulations on Network Data Security (《網絡數據安全管理條例(徵求意見稿)》), a personal information processor shall delete or anonymize personal information within 15 working days after it ceases to provide services or products or users deregister their accounts. In compliance with the aforementioned requirements, when users deregister accounts, we cease to provide services to users. We perform automatic script for data deletion on the following day after users’ completion of account deregistration and complete the deletion process within the same day.
We have also established a standardized information management system. Our information security committee is a cross-disciplinary group comprised of personnel from multiple departments responsible for devising information security strategies and decision- making regarding major information security issues. Our information security committee analyses industry trends, designs privacy protection protocols, conducts privacy trainings, assists in the formulation of feasible compliance work assessments and provides relevant risk control suggestions. We have also set up a data security team that works closely with other departments to

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jointly establish and enforce procedures regarding the management of data security, including security with respect to data collection, storage and processing. Our compliance and legal teams will follow up with legal and regulatory updates to generate documented analysis for implementation of remedial measures with reference to compliance requirements.
Data access and sharing
All of our personnel are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our data. Our employees are granted access to the minimum extent that is necessary to fulfil their job responsibilities and within strictly defined and layered access authority, and are required to go through strict authorization and authentication procedures and policies before operating. At application level, we use privacy components to set up different approval processes based on data classification. Our online database is accessible only by database administrator with temporary account. R&D personnel generally cannot apply for access to the database and, if access is required on as-need basis, access will be granted after the required data is configured in the configuration center. User personal information in the big data platform is desensitized and irreversibly encrypted. Data of the Company is accessible through virtual desktop and is not allowed to be downloaded and, if download is required on as-need basis, separate approval is needed. We also maintain data access logs and conduct automated assessment and routine manual verification. In addition, we conduct routine internal audit regarding the authority to access user data in order to ensure our authorizations are strictly followed. We provide regular trainings to our staff on internal policies and procedures for data security, on software technical skills to prevent data leakage, on cybersecurity and data protection related laws and regulations, and on other aspects that are relevant to their day-to-day work.
We do not share our user data with third parties, except for the limited purposes and under the following circumstances set forth in our strict privacy policies: (i) data sharing with affiliated platforms to facilitate user login and account management, and prevent fraud and minimize security risks; and (ii) data sharing with suppliers and business partners that provide certain services such as technical support, which are necessary for us to provide services to our users. Pursuant to our policies, we only grant authorization to third-party business partners to access our user data for legitimate, necessary, specific and clearly defined purposes, and we inform our users of the purpose, use and scope of data sharing. We inform our users of the purpose, use and scope of data sharing and obtain users’ explicit consent before such sharing user data. We exercise great care and prudence in evaluating the purpose and scope of data sharing authorizations, and secure legal undertakings from authorized business partners under relevant confidentiality agreements that require them to comply with the authorized purposes, scopes and security measures in handling our user data. We have adopted internal policies for our collaboration with and management of our suppliers and partners. We carry out security audits on network products and services suppliers, enter into security agreements with them, and require them to comply with applicable data security obligations. For cooperation with third parties involving data transfer, we enter into data security agreement to specify the rights and obligations of each party.
Data breach and security incident management
We have established a comprehensive system to prevent and detect potential data breach risk, cyber threats, and other system vulnerabilities. We have adopted targeted, professional- level security measures in different scenarios, such as network security, host security, application security, and data management, in response to different security risks. The network security protection measures include anti-DDOS attack platform, application firewall system, and threat intelligence analysis system. The host security protection measures include host security scanning, host security protection system, and anti-virus system. The application security protection measures include component scanning system, vulnerability scanning system, and code white box audit system. The data security protection measures include data classification and grading system, data leakage prevention system, and webpage watermarking. We have set up dedicated post for detecting data theft and leakage, which will be continuingly tested, followed up and rectified by dedicated security personnel. We use scanning tools to identify data or network defects/vulnerabilities on as-need basis and the defects/vulnerabilities identified will be followed up by dedicated personnel.

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For security incident management, emergency response plan and emergency drills, we have put in place security incident management procedures and response processes (emergency plan), which are improved each year to ensure day-to-day information security management and maintenance. We have developed contingency plans and response mechanisms to have different types and levels of security properly addressed within each stage from discovery, handling, closure, post-event tracking, investigation, correction, to evidence collection. We have established an emergency response team, and the handling of security incident will be documented and archived by the technology security center. We conduct major emergency drill once a year and the technical perform drills from time to time.
Security testing and assessment
Our business systems have received and maintained valid IT and safety certificates. BOSS Zhipin, Dianzhang Zhipin and Kanzhun have MLPS Level III Certification and have completed information system security protection filings and relevant assessment in 2022. We have engaged a number of third-party security service providers to conduct security evaluation of our security systems, apps, and IT architecture, and cooperated with third-party testing and evaluation service providers to resolve issues identified.
In addition to third-party testing and assessments, we also conduct self-inspections and data security self-assessments. Since 2021 we have conducted annual data security assessment, and performed personal information security impact assessment. We use proprietary scanning tools, including component and vulnerability scanning systems, to generate data security assessment reports on a regular basis. Issues identified in the reports are closely analyzed and dealt with by our data security team.
Internal control policies and procedures related to data security and privacy
We have established and implemented a series of comprehensive and stringent internal policies and measures, covering cybersecurity and the lifecycle of data processing activities (data collection, transmission, storage, usage, access, sharing, backup and recovery, deletion), to protect cybersecurity and data security and prevent data leakage. We have adopted internal control policies related to cybersecurity and data protection, which mainly comprised of: (i) comprehensive data lifecycle management measures, mainly including: Data Security Management Measures which set forth the basic principles of data security management including data security management organizational structure, data classification and grading, data life cycle management requirements, other general security management requirements and punishments and labor discipline; Regulations on User Personal Information Protection Management which set forth the operational team in charge of personal information protection of the Group, the security processing principles and rules regarding data life cycle management, the measures to protect users personal information rights and interests, personal information protection impact assessment, compliance audit, personal information security incident response and personal information classification; Specification on Data Transmission Security Management which provides the use of cryptographic technology and measures to ensure the integrity and confidentiality of data and prevent risks such as data leakage, theft and tampering during the process of data transmission; Data Sharing Policy which provides the guidelines on internal data sharing and external data sharing especially with third-party vendors; Specification on Data Desensitization which specifies the technologies, applicable scenarios and rules of data desensitization; Guidelines on Data Encryption and Decryption which provide guidance on types, algorithms, techniques and process of data encryption and decryption; Backup Recovery Management Measures which standardize the backup protocol of various types of data of the Group to ensure system recovery in case of system failure, data loss or other incidents to guarantee the safe operation of information systems; Data Destruction Policy which provides different technical means to be used to completely erase data from storage devices to avoid illegal use of residual data by non-authorized users; and Security Management Specification on Account Permissions of Internal Application System and Guidelines on Application for Access to User Sensitive Data which establish the rules and process for applying, authorizing and approving user information related access and grant of related permissions; (ii) network and information system security protection measures, mainly including: Specification on Network Interface which applies to HTTP requests initiated by the App, H5, Applet and Web pages operated by the Group to avoid the adverse effects of user data leakage; and Specification on Security Management of Data Storage System which regulates the access, operation and maintenance activities of the data storage system to ensure the

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security of various data storage under the production environment; and (iii) security incident response measures, including: Network and Information Security Emergency Response Plan and Network Security Incident Special Plan which provide the preventive measures, incident identification, response and disposal procedures to network and information security emergencies to prevent and reduce the losses and hazards caused by such events.
Our Directors and PRC Legal Adviser are of the view that, during the Track Record Period and up to the Latest Practicable Date, we had not been and were not involved in any non-compliance incident related to data privacy and security, which, individually or in the aggregate, have had or are reasonably likely to have a material and adverse, financial or operational, impact on the Group, and we are in compliance with applicable laws and regulations on data privacy and security in all material respects in the PRC, on the following basis: (i) our PRC Legal Adviser has conducted comprehensive review of the compliance status of our cybersecurity and data processing activities in the PRC during the Track Record Period and up to the Latest Practicable Date, including our compliance status of network and data security management, user interfaces and privacy related policies, internal control policies and procedures, and third-party vendors management; (ii) we have provided full cooperation in the national cybersecurity review, rigorously addressed the cybersecurity issues identified in the review process, and taken comprehensive rectification measures, and effective from June 29, 2022, we have recommenced new user registration on “BOSS Zhipin” app as approved by the CAC; (iii) during the Track Record Period and up to the Latest Practicable Date, we had not received any notification from relevant government authorities that requires us to terminate our services or revokes our business permits or licenses, which would give rise to any material adverse impact on our existing status and continued operation; and (iv) we are not currently subject to any ongoing investigation, nor do we face any unsettled administrative penalty; and (v) during the Track Record Period and up to the Latest Practicable Date, we were not subject to any administrative penalty which had a material adverse impact on our operations. Based on the due diligence conducted by the Joint Sponsors, nothing has come to the attention of the Joint Sponsors to reasonably doubt the aforementioned views of the Directors and the PRC Legal Adviser.
IMPACT OF COVID-19 ON OUR OPERATIONS
The ongoing COVID-19 pandemic has severely impacted China and the rest of the world, and has resulted in quarantines, travel restrictions, the temporary closure of offices and facilities and cancelation of public activities, among others.
Recently, there has been a recurrence of COVID-19 outbreaks in certain cities and provinces of China, including, among others, Shanghai, Beijing, Shenzhen, Chengdu and Zhengzhou due to the COVID-19 variants, which delayed the recovery of consumption and services. Although the COVID-19 pandemic accelerated the existing trend of bringing the recruitment process online and increased the market penetration of online recruitment platforms, the impact from the COVID-19 has reduced the employers’ willingness to recruit and their recruitment related budgets, and the combined effect had a negative impact on our business, especially in cities most impacted by the COVID-19 pandemic. For example, our calculated cash billings in Shanghai dropped by 52.4% in April 2022 and by 59.2% in May 2022, as compared to the same periods in 2021. In October 2022, our calculated cash billings in Zhengzhou dropped by 46.8% as compared to the same period in 2021.
In addition, we made adjustments to operation hours and instituted work-from-home arrangements. We have also adopted enhanced hygiene and precautionary measures to prevent infection and transmission of the COVID-19 within our premises and among our staff, including: (i) distributing disposable masks and sanitizing products to our employees; (ii) cleaning and disinfecting common areas within our office buildings and working premises with increased frequency; (iii) implementing flexible working arrangement for our employees on an as-needed basis; (iv) encouraging our employees to closely monitor their cohabitants’ health and well-being; (v) requiring mandatory infrared contactless body temperature measurement for our employees each time they enter the office buildings and working premises; and (vi) requiring our employees to refrain from gathering within the work place.

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To the extent COVID-19 may continue to affect our customers’ ability to pay, customer demand for our services remain uncertain. In addition, with varying levels of temporary restrictions and other measures reinstated in different regions to contain infections, our operations in these regions may be affected when these restrictive measures are in force. As the global pandemic of COVID-19 continues to evolve, we will continue to monitor the COVID-19 situation closely. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, any resurgence of COVID-19, in the future, the actions to contain the disease or treat its impact, related restrictions on travel, and the duration and severity of the impact on our customers’ budget and spending, the recruitment industry and the broader Chinese economy, including any recession resulting from the pandemic, all of which are still difficult to assess or predict. See “Risk Factors — Risks Relating to Our Business and Industry — The ongoing COVID-19 pandemic could adversely affect our business, results of operations and financial condition.”
INTELLECTUAL PROPERTY
We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of June 30, 2022, we owned 95 patents including 14 inventive patents, 1 pending patent application, 61 copyrights including 45 software programs, and 21 registered domain names in China relating to various aspects of our operations and maintained approximately 503 trademark registrations in China and 10 trademark registrations outside China.
OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) INITIATIVES
Our focus on corporate social responsibilities, environmental awareness, long-term sustainable development, and ethical conduct is core to our values. We believe our continued growth depends on our integration of ESG values into our corporate strategies and operations.
We have adopted a set of stringent internal policies covering (i) the risk governance on ESG matters; (ii) ESG strategy formation procedures; and (iii) the identification of key performance indicators and the relevant measurements. Such internal policies include Code of Business Conduct and Ethics, the Anti-Corruption Policy, and Risk Investigation manual. Our Board of Directors is responsible for the oversight and management of key ESG risks and issues, and the implementation of ESG management is distributed across departments.
Environmental and Social Initiatives
We are committed to bringing about positive changes to society, and we believe our long-standing commitment to social responsibility strengthens our brand reputation.
As a leading recruitment platform, we are dedicated to assisting the disadvantaged group with inclusive and tailored job seeking and recruiting services. Leveraging what we are best at, we have mainly centered our efforts in the recruitment industry:
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We launched Project Inclusive to pursue fairness of the bilateral resource allocation among job seekers and recruiters, which empower traditionally underserved job seekers and enterprise users, especially college students and micro business owners.

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We have also been exploring ways to connect people in impoverished areas to job opportunities leveraging the power of internet. We have helped people from 52 such counties to find jobs.

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We filmed a short documentary Women are Amazing (Women了不起) spotlighting the individual career journeys of women with different experiences, career paths and life stories to help drive the awareness of women’s irreplaceable roles in and significant contribution to the society.

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Our efforts to empower local communities go beyond the recruitment industry.
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We proactively supported China’s nationwide efforts to contain the spread of COVID-19 and made donations to support the communities. We also made donations to communities affected by the Zhengzhou flooding and Sichuan earthquake.

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We are environmentally conscious. We have made donations to the Qinghai Hoh Xil Nature Reserve ecological protection fund, which aims to protect the safety of patrol officers in fighting illegal activities such as poaching and illegal mining.

Green Operation
We uphold our vision and responsibility to actively address climate change and reduce greenhouse gas emissions from our business and operations. We continue implementing a series of environmental protection measures, including energy and water conservation and resource recycling and also working with our suppliers to explore environmental-friendly business models.
Set forth below is a summary of key metrics we established to evaluate and guide our sustainable business operations during the Track Record Period.
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
Total GHG emission (Scopes 1 and 2)(1)(2) (Tonne CO2)	877	1,014	1,769	1,100	1,582
GHG emission intensity (Scopes 1 and 2)(1)(2) (Tonne CO2/person)	0.50	0.40	0.39	0.34	0.36
Total GHG emission (Scope 3)(3) (Tonne CO2)	2,990	8,804	22,246	7,595	18,240
GHG emission intensity (Scope 3)(3) (Tonne CO2/person)	1.50	3.04	4.52	2.08	3.67
Total energy consumption(4) (MWh)	1,139	1,350	2,232	1,481	2,079
Energy consumption intensity(4) (MWh/person)	0.65	0.53	0.49	0.45	0.47
Total water consumption(5) (m3)	48,827	68,569	89,840	41,970	55,586
Water consumption intensity(5) (m3/person)	24.53	23.71	18.35	11.48	11.31

Notes:
(1)
Air emissions of the Company are primarily GHG emissions arising from purchased electricity.

(2)
GHG inventory includes carbon dioxide, methane and nitrous oxide. GHG emissions data during the reporting year is presented in carbon dioxide equivalent. The GHG calculation methodology is based upon the 2006 IPCC Guidelines for National Greenhouse Gas Inventories issued by the Intergovernmental Panel on Climate Change (“IPCC”), the IPCC Fifth Assessment Report, and the provincial electricity emission factors published by the Ministry of Ecology and Environment of China.

(3)
Due to the nature of our business, Scope 3 carbon emissions primarily include carbon emissions from employee commuting and carbon emissions from the use, production and transportation of our own servers hosted in third-party data centers.

(4)
Total energy consumption is calculated based on our purchased electricity with reference to the coefficients in the national standards of the PRC General Principles for Calculation of the Comprehensive Energy Consumption (GB/T 2589-2020).

(5)
Water supply mainly comes from the municipal water supply.

Green workplace
Our primary energy and resource consumptions are the electricity and water required for our offices. Our material air emissions are greenhouse gas (the “GHG”) emissions arising from purchased electricity. We record and analyze the energy and resources usage, investigate the causes of any abnormalities in water and electricity consumption, and optimize our energy conservation and emission reduction measures based on real-time data. We measure our energy consumption and GHG emissions primarily through the following indicators:

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(i) GHG emission intensity (Scopes 1 and 2) (Tonne CO2/person); and (ii) energy consumption intensity (MWh/person). We measure our water consumption primarily through water consumption intensity (m3/ person).
In terms of energy conservation, we have implemented a number of measures to rationalize the use of electricity in office areas, including, among others, (i) increasing the use of LED lights and replacing manual switch-controlled lights with automated sound-controlled lights; (ii) arranging routine inspections of office areas to ensure lights are off when not in use; and (iii) adopting a building control system that includes intelligent lighting and air conditioning, which allows us to minimize energy waste by enabling backstage power switches. The environmental management system of our Beijing headquarter has been certified under the ISO 14001 standards. In terms of water conservation, we install water efficient sanitary facilities and accessories. For instance, our Beijing headquarters are installed with automatic sensor faucets that help save water. Reminders for water conservation are posted around the workplace to enhance employees’ awareness. Upon discovering water leakage, we immediately report to property management and arrange timely repairs to reduce water waste. We strive to foster a conservation culture in our Company and will continue to monitor and control energy and water usage level in our daily operation.
Green data center
Keeping sustainability in mind, we go to great lengths to ensure our data center service provider is fully competent in carrying out sustainable operations and exerts continuous effort to minimize environmental impact. We have enlisted environmental protection capability as one of our assessment elements when evaluating service suppliers. The supplier’s evaluation metrics include environmental impact, energy and resource utilization, use of renewable energy, and regional climate conditions.
We outsource our data center service to a third-party provider, the selection of which was based on a stringent bidding procedure. For example, we require the third-party provider to submit “Energy Conservation Review Opinion (節能審查意見書)” and “Data Center Green Grading Certificate (數據中心綠色分級證)” for our internal review as a part of the bidding procedure. In addition, we evaluate the environmental performance of our data center from many aspects, including its environmental impact, energy and resource utilization efficiency, use of renewable energy, and regional climate conditions. Our data center service provider is committed to promoting green operations and building green data centers that use renewable energy and energy-saving technologies and protocols that improve energy utilization. To minimize environmental impact and reduce energy consumption, our data center service provider has introduced solar energy to power its operation. Solar power is a highly developed renewable energy source that does not produce exhaust gases, waste water and other solid pollutants, we believe the use of solar power effectively reduces the consumption of traditional energy sources and lowers emissions that are harmful to the environment.
Employee Care
We care about our team members and support them at work and beyond. We are continuously creating an open, equal, inclusive and healthy work environment where everyone is able to thrive with a rewarding career path.
Diversity and inclusion
We foster inclusion and equality among employees from all backgrounds. We believe that diversity, including but not limited to gender diversity, is important to us in thriving in the business environment. Hence, we consider diversity in determining the composition of our personnel. As of June 30, 2022, over 48% of our employees are female.
We have also implemented a series of measures to improve the wellbeing of our employees. We provide family-friendly caring packages to employees in need, such as maternity leaves, pregnancy exam leaves, paternity leaves, nursing leaves, and six-hour workdays along with other benefits. We also respect the religious beliefs and culture of ethnic minority employees and provide them with leave for religious holidays. We respect and unbiasedly recruit persons with disabilities.

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Employee training and development
We are committed to developing customized training programs and personalized training plans for individuals of all levels and departments. We work closely with various business departments to design our courses including courses on corporate culture, professional competency, general skills and leadership development topics for employees to learn the skills they need to grow their careers.
We also combine the online experience with in-person classes to maximize learning outcomes. We have built an online learning platform in place, which allows our employees to access company-level and department-level courses online. As of June 30, 2022, all of our full-time employees had taken our in-house training courses.
Health, Work Safety, Social and Environmental Matters
To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary, adjust our human resources policies to accommodate material changes to relevant labor and work safety laws and regulations.
During the Track Record Period and up to the Latest Practicable Date, we have not been subject to any fines or other penalties due to non-compliance in relation to health, work safety, social or environmental regulations and have not had any accident, or claim for personal or property damage made by our employees, that has materially and adversely affected our business, financial condition or results of operations.
FACILITIES
Our headquarters are based in Beijing and we have offices in 52 cities in China. As of the Latest Practicable Date, we did not own any properties. We leased properties in China with a total gross floor area of approximately 84,000 square meters as of the Latest Practicable Date. Our leased properties are mainly used as offices, which are the non-property activities as defined under Rule 5.01(2) of the Listing Rules. They mainly include premises for our headquarters and offices. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
As of the Latest Practicable Date, 101 of our lease agreements had not been filed with the local housing administration authorities as required under PRC laws. Our PRC Legal Adviser has advised us that although the non-filing of such lease agreements would not affect the validity of such agreements under PRC laws and regulations, we might be ordered to rectify this non-filing by competent authorities and if we fail to rectify within a prescribed period, an administrative penalty of RMB1,000 to RMB10,000 for each non-filed case may be imposed on us as a result of such non-filing. We might be ordered to rectify the non-compliance by relevant authorities and the aggregate maximum fine in amount of RMB1.0 million may be imposed on us if we fail to rectify within a prescribed period. As of the Latest Practicable Date, we had not received any notice from any regulatory authority with respect to potential administrative penalties as a result of our failure to file the lease agreements described above.
As of the Latest Practicable Date, (i) for a number of our leased properties, the lessors could not provide relevant title certificates or supporting documents evidencing their right to lease such properties; (ii) for a number of our leased properties, our use of which does not comply with the approved use stipulated in the title certificates of such properties, and the lessors/owners fail to provide any documents required to be obtained by the relevant competent authorities, approving the change of use of such leased properties; and (iii) a number of our leased properties were subject to mortgage when we entered into lease agreements. However, in the event that we are required to relocate from any of these leased properties as a result of the foregoing, given the nature of our operation, we do not believe that any relocation would result in material disruptions to our business. Please refer to “Risk Factors — Risks Relating to Our Business and Industry — We face certain risks related to our leased properties.”

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RISK MANAGEMENT AND INTERNAL CONTROL
Data and Technology System Risk Management
We consider the protection of the personal privacy of our users to be of paramount importance. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data protection program. We gain access to vast amounts of user static and behavioral data through our platform and we encrypt and store the data on our own servers and third-party cloud servers located in mainland China, which are protected by firewalls. We have adopted comprehensive measures to manage third-party vendors that provide cybersecurity and data related services/products. For example, we implement access management which focus on gathering, assessing and evaluating the background information, security related techniques capabilities and qualifications of the vendors, contract management which focus on contract execution and performance process, and personnel and service management. We collect personal information data from users only with their prior consents.
We employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we store and transmit all confidential user data in encrypted formats and have a team of professionals who participate in research development and are dedicated to the ongoing review and monitoring of data security practices. We maintain data access logs that record all attempted and successful access to our data and conduct automated monitoring and routine manual verification of large data requests. We also have clear and strict data authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary to their job responsibilities and for limited purposes and are required to verify authorization upon every access attempt.
Internal Control Risk Management
We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our internal control team works closely with our legal, finance and business departments to: (a) perform risk assessments and advise risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our Company.
We maintain internal procedures to ensure that we have obtained all material requisite licenses, permits and approvals for our business operation, and our internal control team conduct regular reviews to monitor the status and effectiveness of those licenses and approvals. In particular, we have designed and adopted internal policy on management of licenses and certificates and set up procedures for licenses and certificates application, renewal and cancellation. For example, our responsible department of licenses and certificates timely renew and update licenses and certificates required for conducting our business in accordance with applicable laws and regulations. Our internal control team supervises the overall application, renewal and cancellation process, conduct regular inspections on the status and effectiveness of those licenses and approvals and urge the responsible department to renew and update licenses in a timely manner.
In order to ensure our ongoing compliance with applicable laws and regulations and manage our compliance and legal risk exposures effectively, we have organized professional teams in the Group to enforce our strict internal procedures, which include, among others, monitoring laws and regulations updated from time to time and conducting relevant researches and studies; monitoring notices, instructions and requirements issued by the regulatory authorities and communicating with relevant authorities to obtain further instructions when necessary; collecting external professional opinions on any new laws and regulations; proposing appropriate proposals of compliance for new product. Our legal, compliance, IT, administration and business departments work closely to perform risk assessments and advise risk management strategies according to the latest laws and regulations, especially laws relating to cybersecurity, data protection, ICP license and intellectual property protection. Our legal, compliance, IT, administration and business departments also work together to improve business process efficiency, monitor internal control effectiveness, and promote risk awareness among our employees. Our IT, legal and compliance teams hold weekly meetings to discuss the implication

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and actions to be taken to comply with the latest regulatory requirements. We maintain internal procedures to ensure that we have obtained all material requisite licenses, permits and approvals for our business operation, and our compliance and administration team conducts regular reviews to monitor the status and effectiveness of those licenses and approvals. Our compliance and administration department works with relevant business departments to obtain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines. If potential licenses penalty occurred, the legal team and relevant team will initiate legal response procedure and work closely with external organization and internal department.
We are committed to complying with relevant laws and regulations, protecting third-party intellectual property rights and maintaining a healthy content environment on our platform. All participants on our platform are required to abide by our terms of service and platform regulations, which strictly prohibit inappropriate content across our platform. Our platform regulations, including BOSS Zhipin User Agreement (BOSS直聘用戶協議), BOSS Zhipin Video Interview User Service Agreement (BOSS直聘視頻面試用戶服務協議), BOSS Zhipin Rules for Job Posting Rules (BOSS直聘職位信息發佈規則), BOSS Zhipin Intellectual Property Protection Rules (BOSS直聘知識產權保護規則), set forth in details the types of content and actions prohibited, including among others, content that is false, harmful, coercive, harassing, invasive, defamatory, vulgar, obscene, unethical or objectionable, content that is political sensitive or inflammatory, or content that is otherwise restricted or prohibited by PRC laws, rules, regulations, ordinances, or practices with legal effect. In addition, users can report any violations of our terms of service or other inappropriate behavior via email. We have a designated team that promptly follow up and resolve issues raised.
We have also taken various measures to comply with PRC laws and regulations governing the distribution of information over the internet and the verification of users’ identities. We utilize a real-name system to authenticate the identities of our users. We verify user identities through mobile phone numbers users provide when they register with us. We request users to agree to the terms and conditions set forth in the user agreement of our platform. Pursuant to the user agreement, each user undertakes to, among others, (i) use the authentic identity and personal information to register an account to create, publish and distribute information, and (ii) not to upload or distribute content that violates PRC laws or regulations or infringes the intellectual property rights of others. We have implemented a content-monitoring system that consists of a team of dedicated personnel to identify illegal and inappropriate content and algorithm that filters and monitors such content on a continuous basis. Our review team and system monitor content on our platform in real time to detect illegal or inappropriate content. Once illegal or inappropriate content is identified, we promptly take measures to address issues identified, such as banning users from further activities or blocking their accounts.
Prior to our listing on the Nasdaq Global Select Market in June 2021, we had been a private company with insufficient accounting personnel and other resources with which to address our internal control. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to address complex U.S. GAAP technical accounting issues and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and lack of period-end financial closing policies and procedures for preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weaknesses, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.
We have implemented a number of measures to address material weaknesses that have been identified during the IPO, including: (i) we have hired additional qualified financial and accounting staff with working

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experience with U.S. GAAP and SEC reporting requirements; (ii) we have established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues; (iii) we have clarified reporting requirements and established effective oversight to address complex and non- recurring transactions and related accounting issues; (iv) we have developed and implemented a comprehensive and effective period-end closing process, especially for complex and non-recurring transactions to ensure financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; (v) we have established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls; and (vi) we are conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel.
Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. And our independent registered public accounting firm didn’t conduct an audit of our internal control over financial reporting as of and for the year ended December 31, 2021. As a result, the previously identified material weaknesses still existed as of December 31, 2021. We will continue to implement measures to remediate the material weaknesses.
In anticipation of the Listing, we have engaged an internal control consultant to conduct the internal control review and a follow-up review of the effectiveness of our internal controls associated with our business processes from July 2022 to September 2022. The internal control review and the follow-up review performed by the internal control consultant constituted a Long Form Report engagement pursuant to the relevant technical bullets in AATB1. The selected areas of the internal control review included entity-level controls, which covered the controls relating to the financial reporting competencies, and business process controls, which covered the financial reporting process. As a result of the internal control review, we identified certain areas that require improvements. We have subsequently taken remedial measures in response to the findings identified and recommendations provided by our internal control consultant. The internal control consultant also performed a follow-up review on our system of internal controls in September 2022, with regard to the remedial actions taken by us to address the findings of the internal control review. Having completed these follow-up procedures, the internal control consultant did not identify any material deficiencies in our internal control system. The internal control consultant did not have any further recommendations in respect of the internal control review. On this basis, our Directors are of the view that the measures adopted for enhancing our internal control over financial reporting are adequate and effective in this context. Having considered the work done by the Company and the internal control consultant and solely based on the due diligence works performed by the Joint Sponsors, nothing has come to the attention of the Joint Sponsors that would reasonably cause the Joint Sponsors to disagree with the Directors’ view that the measures adopted for enhancing the Company’s internal control over financial reporting are adequate and effective. As of the Latest Practicable Date, there were no material outstanding issues relating to our internal control. Based on the remediation actions performed by the Directors, our Directors are of the view that the enhanced internal control measures over financial reporting are adequate and effective under AATB1.
LEGAL PROCEEDINGS AND COMPLIANCE
From time to time, we have been and will be involved in disputes and legal or administrative proceedings in the ordinary course of our business.
We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. On March 4, 2022, Plaintiff filed the Amended Complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our securities between June 11, 2021 and July 2, 2021, both inclusive. The action alleges that we made false and misleading statements regarding our business, operations and compliance practices in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Specifically, the complaint alleges that our Registration Statement failed to inform investors that three weeks before the IPO, the CAC found that one of our apps, Dianzhang Zhipin, allegedly violated PRC laws relating

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to cybersecurity and personal privacy, including the unlawful collection of personal information without consent from users. Plaintiff alleges that the undisclosed “risks” associated with this omission materialized on July 5, 2021, when the CAC suspended new user registrations for the Company’s separate app, BOSS Zhipin, pending a cybersecurity review. The complaint seeks unspecified monetary damages under the Exchange Act for alleged losses suffered by members of the putative class as a result of Defendants’ alleged misstatements or omissions in various public disclosures. In May 2022, the Company filed its motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed in July 2022, and a decision remains pending. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case. As a result of such tentative agreement in principle to settle, we recorded a contingent liability in our consolidated statements of profit or loss and consolidated balance sheets for the six months ended and as of June 30, 2022. On November 10, 2022, the Court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the Defendants, the parties agreed that, in consideration of Kanzhun’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against Kanzhun and the individual defendant (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. Kanzhun’s payment of the settlement amount is due by mid-December 2022 and has been paid. The Court scheduled a fairness hearing for March 2023, after which the Court will decide whether to grant final approval of the settlement. The Company is of the view, with which the Company’s U.S. litigation counsel concurs, that the settlement does not and will not have any material impact on the Company’s financial condition or business operations.
During the Track Record Period and up to the Latest Practicable Date, other than the proceedings disclosed above, we had not been a party to, and were not aware of any threat of, any legal, arbitral or administrative proceeding, which, in our opinion, would likely have a material and adverse effect on our business, financial conditions or results of operation.
Our PRC Legal Adviser is of the view that, during the Track Record Period and up to the Latest Practicable Date, we had not been and were not involved in any non-compliance incident which, individually or in the aggregate, have had or are reasonably likely to have a material and adverse, financial or operational, impact on the Group. We are not currently subject to any ongoing investigation, nor do we face any unsettled administrative penalty.
Cybersecurity Review
Pursuant to an announcement posted by the Cyberspace Administration of China, or the CAC, on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration in China to cooperate with the cybersecurity review and prevent the expansion of risks. We have diligently provided our full cooperation in the national cybersecurity review, rigorously addressed the cybersecurity issues identified in the review process, and have taken comprehensive rectification measures. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022. From the date we resumed user registration to August 15, 2022, we recorded more than 10 million newly registered users. Our MAU and average DAU in July 2022 hit record high, with MAU in July increasing by 16% compared to that in June.
LICENSES, PERMITS AND APPROVALS
Our PRC Legal Adviser has advised that as of the Latest Practicable Date, we had obtained all requisite licenses, permits, approvals and certificates from the relevant government authorities that are material for the business operations of our subsidiaries and Consolidated Affiliated Entities, except as the risks and uncertainties described in “Risk Factors — Risks Relating to Our Business and Industry — Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.” We provide services through our online recruitment platform, including certain live streaming recruitment services, short videos relating to job hunting and recruitment, in-app streaming interview and career

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development-related video courses, which may be considered as internet audio-visual program services, and the entities providing internet audio-visual programs services must obtain a license for online transmission of audio-visual programs, or Audio-Visual License, or complete the Audio-Visual Filing. However, according to the applicable PRC laws, only companies wholly state-owned or state-controlled are eligible to obtain the Audio-Visual License. As we are not a wholly state-owned or state-controlled entity, we had not obtained the Audio-Visual License as of the Latest Practicable Date. According to the current practice of relevant governmental authorities in the PRC, only companies with 30 million or more daily active users and 100 or more program inspectors, personnel within a company that is responsible for reviewing and vetting the content of the internet audio-visual program, are eligible to make the Audio-Visual Filing. The number of our average daily active users was less than 10 million in each year/period comprising the Track Record Period. The average number of our program inspectors in each year/period comprising the Track Record Period was also less than 100. As we do not satisfy the preconditions, we had not completed the Audio-Visual Filing as of the Latest Practicable Date. The services we provide that may be considered as internet audio-visual program services are immaterial to our business and the revenues generated through the provision of such services accounted for less than 0.1% of our total revenues in each year/period comprising the Track Record Period. In addition, as of the Latest Practicable Date, we had not been subject to any administrative penalties imposed by, or any investigations initiated by, the relevant governmental authorities due to the lack of the Audio-Visual License or the failure to complete the Audio-Visual Filing. Based on the above, the failure to obtain the Audio-Visual License or complete the Audio-Visual Filing for our internet audio-visual program services did not and will not have a material adverse effect on our business, financial condition or results of operations. We will actively communicate with the regulatory authorities and apply for the Audio-Visual License or complete the Audio-Visual Filing in a timely manner, once we are allowed to do so. In the opinion of our PRC Legal Adviser, all of our subsidiaries and Consolidated Affiliated Entities in the PRC complied in all material aspects with relevant laws and regulations during the Track Record Period and up to the Latest Practicable Date.
Our PRC Legal Adviser has advised us that our licenses and permits remain in full effect and had not been revoked or canceled as of the Latest Practicable Date. Our PRC Legal Adviser also has advised us that, there is no material legal impediment to renew such licenses and permits, as long as we comply with the relevant legal requirements and provided that we take all necessary steps and submit the relevant applications in accordance with the requirements and schedule prescribed by the applicable PRC laws and regulations.
The following table sets forth details of our material licenses, permits and approvals:
License/Permit	Holder	Issuing Authority	Grant Date	Expiration Date
Value-added Telecommunication Service License (for provision of internet information services)	Beijing Huapin Borui	Beijing Communications Administration	August 31, 2020	August 31, 2025
Human Resource Services License	Beijing Huapin Borui	Beijing Chaoyang District Human Resources and Social Security Bureau	November 22, 2021	November 21, 2026
Human Resource Services License	Beijing Glory Wolf	Beijing Chaoyang District Human Resources and Social Security Bureau	August 2, 2019	August 1, 2024

CONTRACTUAL ARRANGEMENTS

The following section sets forth updated and supplemental information in the Listing Document since the filing of our 2021 Form 20-F and the furnishing of the October Super 6-K relating to our contractual arrangements.

BACKGROUND
Our current business involves provision of internet information services and production of documentary and video (the “Relevant Businesses”) conducted through our Consolidated Affiliated Entities in the PRC. According to the applicable PRC laws and regulations and as advised by our PRC Legal Adviser, internet information services provided by us through our platforms constitute provision of operational internet information services, which are subject to foreign ownership restriction. Production of documentary and video falls within the scope of “radio and television program production and operation business” (廣播電視節目製作經營業務) which prohibits foreign investment.
As a result of the restrictions imposed by the PRC laws or their implementation by relevant government authorities, our Company is unable to own or hold the entire direct equity interest in our Consolidated Affiliated Entities. Accordingly, the term ‘ownership’ or the relevant concept, as applied to our Company in this document, refers to an economic interest in the assets or businesses through the Contractual Arrangements without holding any equity interest in our Consolidated Affiliated Entities. The Contractual Arrangements, through which we are able to exercise control over and derive the economic benefits from our Consolidated Affiliated Entities, have been narrowly tailored to achieve our business purpose and minimise the potential for conflict with relevant PRC laws.
Beijing Huapin Borui executed a set of agreements constituting the Contractual Arrangements on September 30, 2022, pursuant to which it agreed to be bound by the terms and conditions of the Contractual Arrangements.
PRC LAWS RESTRICTING FOREIGN OWNERSHIP OF THE RELEVANT BUSINESSES
Foreign investment activities in the PRC are mainly governed by the Negative List and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version) (the “Encouraging Catalogue”), which were promulgated and are amended from time to time jointly by the MOFCOM and the NDRC. The Negative List and the Encouraging Catalogue divide industries into “encouraged”, “restricted”, “prohibited” and “permitted” (the last category of which includes all industries not listed under the “encourage”, “restricted” and “prohibited” categories).

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A summary of our businesses in provision of internet information services and production of Documentary and video that are subject to foreign investment restriction or prohibition are set out below:
Prohibited business	Documentary and video production business

Beijing Huapin Borui engages in the production of documentaries and videos in relation to workplace and job-hunting skills and publishes such videos through the official website of the Company and mobile applications operated by itself. Although no revenue has yet been directly generated from the documentary and video production business, the production and publication of the videos serve to maintain the number of users on the website and users’ satisfaction. They are of great significance to our online recruitment services with the effect of raising our brand awareness among job seekers and recruiters and improving users’ stickiness and satisfaction. Our documentary and video production business falls within the scope of “radio and television program production and operation business” (廣播電視 節目製作經營業務), which requires us to obtain a radio and television production operation license (廣播電視節目製作經營許可證). Beijing Huapin Borui has obtained a radio and television production operation license for production and operation of radio and television programs as of the Latest Practicable Date.

Pursuant to the Negative List, radio and television program production and operation business falls within the “prohibited” category, and foreign investors are prohibited from holding equity interest in an enterprise engaging in radio and television program production and operation business.

The Company, together with our PRC Legal Adviser and the PRC legal adviser of the Joint Sponsors conducted a consultation with an officer of the Policy and Regulation Division of Beijing Municipal Radio and Television Bureau in July 2022, which is a competent authority as advised by our PRC Legal Adviser to confirm the matters relating to the Contractual Arrangements and our radio and television production operation license. We were advised that foreign investors are prohibited to invest in enterprises conducting radio and television program production and operation business in the PRC. In addition, Beijing Municipal Radio and Television Bureau had no objection to the Contractual Arrangements of the Company.

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Restricted Business	Internet information services

We provide recruitment and job-seeking information through our online recruitment platform for a fee for the users. Pursuant to the Administration of Online Recruitment Services (《網絡招聘服務管理規定》), a for-profit human resource service provider providing online recruitment services, where the operation of telecommunications business is involved, shall obtain a telecommunications business permit in accordance with the law. Furthermore, pursuant to the Administrative Measures on Internet Information Services (《互聯網信息服務管理辦法》), a provider of “operational internet information services” (namely services involving the provision of information or website-design services through the Internet to online users for a fee) is required to obtain a value-added telecommunications business operating license for the provision of Internet information services, or the ICP License. In addition, the ultimate shareholding percentage of a foreign investor in companies engaged in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50% pursuant to the Negative List, which makes operational Internet information services fall within the ‘restricted’ category. See “Regulations — Regulations Relating to Value-Added Telecommunication Services” for details of limitations on foreign ownership in PRC companies conducting value-added telecommunications services.

Based on the above and as advised by our PRC Legal Adviser, our online recruitment platform providing recruitment and job- seeking information services for a fee constitutes providing “operational internet information services”, which requires us to obtain the ICP License and such services fall within the “restricted” category, which subject the provider to foreign ownership restriction of no more than 50%.
The Company, together with our PRC Legal Adviser and the PRC legal adviser of the Joint Sponsors, conducted a consultation with an officer of the Institute of Industry and Planning of the China Academy of Information and Communications Technology (中國信息通信研究院產業與規劃研究所) July 2022. Our PRC Legal Adviser is of the view that the interviewed officer and the Institute of Industry and Planning of CAICT are competent to provide the confirmation concerning the telecommunication business policies. We were advised that:

(i)
the China Academy of Information and Communications Technology, or CAICT, is responsible for accepting applications and preliminary examination for telecommunication business license and the Institute of Industry and Planning of CAICT provides research support for the MIIT on industry policy and development plan, and consultation services relating to the interpretation of rules and regulations governing telecommunications services, including, among other things, consultation on the issue of the telecommunication business licenses;

(ii)
Beijing Huapin Borui provides value-added telecommunications services with the ICP license for information service business (internet information service only), but foreign investors are not allowed to hold more than 50% of the equity interests in a company providing internet information services, which is a category of value-added telecommunications services;

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Restricted Business	Internet information services

(iii)
when the MIIT is examining and approving the applications of the value-added telecommunications licenses of foreign- invested companies, the compliance with foreign investment restrictions on the applicant’s businesses would be comprehensively considered. If a company is engaged in a business prohibited from foreign investment, such as radio and television program production and operation business, the competent authority will examine the application for value-added telecommunication service license with a more cautious and conservative approach, or will reject such application in most situations, so as to avoid potential conflict with the view or opinion of other governmental authorities; and

(iv) entering into the Contractual Arrangements is not subject to approval or regulation from the MIIT.

Considering the business in production of documentary and video conducted by Beijing Huapin Borui falls within the scope of “radio and television program production and operation business” which is a “prohibited” business according to applicable PRC laws and regulations and the consultation with the competent government authority, Beijing Huapin Borui shall remain as a domestic company without foreign ownership to hold the ICP License though the internet information services provided by Beijing Huapin Borui falls within the category of “restricted” business.

On March 29, 2022, the State Council promulgated the Decision of the State Council on Amending or Abolishing Certain Administrative Regulations, or the Decision, which came into effect on May 1, 2022. According to the Decision, the requirement of good track record and operational experience of the primary foreign investor in a foreign-invested value-added telecommunications enterprise, as stipulated in the Administrative Regulations on Foreign-Invested Telecommunications Enterprises (《外商投資電信企業管理規定》), was canceled. As advised by our PRC Legal Adviser, Tian Yuan Law Firm, such regulatory development does not invalidate our ICP licenses or require us to modify our Contractual Arrangements according to PRC laws and regulations. As of the Latest Practicable Date, we have not received any inquiry or notice from the competent authorities regarding the validity of our ICP license or our Contractual Arrangements as a whole. In addition, as advised by our PRC Legal Adviser, as the Decision only became effective on May 1, 2022, there remain uncertainties with respect to its future impact on us, including any specific requirements that we may need to satisfy. We will closely monitor any future development relating to the Decision and will take all necessary actions to comply with applicable laws, regulations and specific requirements, including reorganizing our corporate structure, if required in the future. See “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to the complex and evolving laws and regulations in China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Beijing Huapin Borui operates a mixture of prohibited and restricted businesses on our Company’s online recruitment platform. Specifically, Beijing Huapin Borui (i) provides recruitment and job seeking information to our users on our online recruitment platform for a fee, which constitutes provision of operational internet information services (which is a restricted business); and (ii) produces a series of documentaries and videos in relation to workplace culture and career development available on our online recruitment platform, which falls within the scope of radio and television program production and operation business (which is a prohibited business). As one of the innovative and distinctive features to enhance the provision of internet information services to our users (which includes both job seekers and recruiters), we have produced a series of documentaries and videos in relation to workplace culture and career development. These videos have the

CONTRACTUAL ARRANGEMENTS

effect of raising the brand awareness of our platform among job seekers and recruiters and improving the stickiness and satisfaction of our users. Our comprehensive experience in the online recruitment industry helps us understand the needs of our users and accurately capture their pain points, and we use such information to produce relevant documentaries and videos. Furthermore, the production of the documentaries is undertaken by the marketing staff of Beijing Huapin Borui based on the optimized insights and data analytics from our online recruitment platform, and includes: (i) determination of documentary topics based on industry trends and focus issues that are observed through our platform; (ii) design of documentary content through compilation of user insights and data analysis of macro-trends in job-seeking and recruitment on our platform; (iii) selection of and collaboration with platform users with relevant profiles and experiences, who are the subjects of our documentaries and contribute to the production process; and (iv) customization of filming style and post-production of the documentaries to ensure alignment with the needs and preferences of our users based on the data gathered. We are therefore of the view that the documentary and video production business is a fully integrated and inseparable part of our internet information services provided on our online recruitment platform, through Beijing Huapin Borui.
Based on the above, we believe that to maintain the business operations and effectiveness of the licences and permits held by Beijing Huapin Borui, as advised by our PRC Legal Adviser, it is not viable for the Company to directly hold Beijing Huapin Borui and indirectly, through Beijing Huapin Borui, hold its subsidiaries through equity ownership and this company must be controlled by the Company through the Contractual Arrangements. Furthermore, since Beijing Huapin Borui operates both “prohibited business” and “restricted businesses” under the Negative List, we are unable to set up any alternative structure that would allow us to partially hold equity interests in and control the economic benefits of Beijing Huapin Borui other than through the Contractual Arrangements. In particular, the businesses carried on by Beijing Huapin Borui that require an ICP licence cannot be separated from the businesses that require a radio and television production operation Licence.
Based on the above reasons, we are of the view that the Contractual Arrangements are narrowly tailored.
Beijing Huapin Borui contributed substantially all of our Group’s revenue for each of the fiscal years ended December 31, 2019, 2020 and 2021 and for the six months ended June 30, 2022, respectively.
Circumstances in which we will unwind the Contractual Arrangements
We will unwind and terminate the Contractual Arrangements as soon as practicable in respect of the Relevant Businesses, to the extent permissible, and we will directly hold the maximum percentage of ownership interest permissible under the relevant PRC laws if the relevant government authority grants relevant licenses to the foreign-invested entities currently held and to be established by our Company. In this event Beijing Glory Wolf will exercise its rights under the Exclusive Purchase Option Agreement to unwind and terminate the Contractual Arrangements to the extent permissible and we will directly operate the Relevant Businesses without using the Contractual Arrangements.
CONTRACTUAL ARRANGEMENTS
The following simplified diagram illustrates the flow of economic benefits from our Consolidated Affiliated Entities to our Group under the Contractual Arrangements:

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Notes:
(1)
Beijing Huapin Borui is held as to 99.5% and 0.5% by Mr. Zhao and Ms. Xu Yue, our Company’s Financial Director (the “Registered Shareholders”), respectively.

(2)
“— >” denotes direct legal and beneficial ownership in the equity interest.

(3)
“— →” denotes contractual relationship.

(4)
“— ” denotes the control by Beijing Glory Wolf over the Registered Shareholders and the Consolidated Affiliated Entities through (i) powers of attorney to exercise all shareholders’ rights in the Consolidated Affiliated Entities, (ii) exclusive options to acquire all or part of the equity interests in the Consolidated Affiliated Entities and (iii) equity pledges over the equity interests in the Consolidated Affiliated Entities.

(5)
The subsidiaries are directly wholly owned by Beijing Huapin Borui and have not yet commenced or are not expected to have commenced any substantive business operations by the time of Listing. The Company will not conduct any businesses that are not subject to foreign investment restrictions or prohibitions through these entities, or it will only conduct such businesses that are subject to foreign investment restrictions or prohibitions after obtaining the relevant licenses. The Company will monitor the business developments of these subsidiaries of Beijing Huapin Borui to ensure that the Contractual Arrangements remain narrowly tailored upon Listing.

Summary of the material terms of the Contractual Arrangements
Exclusive Purchase Option Agreement
Beijing Glory Wolf, the Registered Shareholders and Beijing Huapin Borui entered into an exclusive purchase option agreement on September 30, 2022 (the “Exclusive Purchase Option Agreement”), pursuant to which Beijing Glory Wolf, or its offshore parent company or its directly or indirectly owned subsidiaries was granted an irrevocable and exclusive right by the Registered Shareholders to purchase from each of the Registered Shareholders all or any part of their respective equity interest in Beijing Huapin Borui.
Beijing Huapin Borui and the Registered Shareholders irrevocably covenanted that they shall procure each of the subsidiaries of Beijing Huapin Borui to observe the same covenants as those made by Beijing Huapin Borui under the corresponding provisions in the Exclusive Purchase Option Agreement that, among others, (i) unless with prior written consent by Beijing Glory Wolf, Beijing Huapin Borui shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets (other than the assets necessary for its ordinary course of business); (ii) without the prior consent by Beijing Glory Wolf, no actions or omissions would be taken that would adversely affect the operation status and asset value of Beijing Huapin Borui; and (iii) upon the request of Beijing Glory Wolf, the Registered Shareholders and Beijing Huapin Borui shall appoint the party designated by Beijing Glory Wolf as the director, supervisor and/or senior officer of Beijing Huapin Borui and/or remove the incumbent directors, supervisors and/or senior officers of Beijing Huapin Borui and implement all relevant resolutions and filing procedures. In addition, the Registered Shareholders irrevocably covenanted that they shall not sell, transfer, pledge, or otherwise dispose all or any part of its equity interest in Beijing Huapin Borui, other than the creation of the pledge of Beijing Huapin Borui’s equity interest pursuant to the Contractual Arrangements.
The purchase price payable by Beijing Glory Wolf or its designee in respect of the transfer of the entire equity interest and/or the total assets of Beijing Huapin Borui shall be the nominal price, or the minimum price required by competent PRC authorities or PRC laws. However, in any event, subject to the provisions and requirements of PRC laws, the price paid by Beijing Glory Wolf and/or its designee to Beijing Huapin Borui and/or Registered Shareholders at any such price shall be returned by Beijing Huapin Borui and/or Registered Shareholders to Beijing Glory Wolf at the time and in the form requested by Beijing Glory Wolf.
The Exclusive Purchase Option Agreement shall remain effective for ten years with Beijing Glory Wolf having the option to renew it until all the equity interest in and/or all assets of Beijing Huapin Borui has been transferred to Beijing Glory Wolf and/or its designee (registration has been completed for the change of members) and Beijing Glory Wolf and its subsidiaries and branches can legally engage in the business of Beijing Huapin Borui.

CONTRACTUAL ARRANGEMENTS

Other aspects of the Contractual Arrangements
Beijing Huapin Borui’s subsidiaries
The Contractual Arrangements are entered into among Beijing Glory Wolf, Beijing Huapin Borui and its Registered Shareholders. Nevertheless, there are sufficient protective measures in place with respect to our Company’s interests over Beijing Huapin Borui’s subsidiaries, including: (a) the subsidiaries are directly wholly-owned and controlled by Beijing Huapin Borui, over which we have extensive control including over the appointment of Beijing Huapin Borui’s executive director and senior management (under the Exclusive Purchase Option Agreement) and executive director and senior management of Beijing Huapin Borui’s subsidiaries through the control over Beijing Huapin Borui (under the Exclusive Purchase Option Agreement and the articles of associations of such subsidiaries); and (b) both Beijing Huapin Borui and its Registered Shareholders have covenanted to Beijing Glory Wolf that they shall procure each of Beijing Huapin Borui’s subsidiaries to observe the same covenants as those made by Beijing Huapin Borui under the corresponding provisions in the Exclusive Purchase Option Agreement that, among others, without the prior consent by Beijing Glory Wolf, (i) no actions or omissions would be taken that would adversely affect the operation status and asset value of Beijing Huapin Borui; and (ii) Beijing Huapin Borui shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets (other than the assets necessary for its ordinary course of business).
Powers of Attorney
Pursuant to the proxy agreement entered into by Beijing Huapin Borui, the Registered Shareholders and Beijing Glory Wolf (the “Powers of Attorney”), each of the Registered Shareholders unconditionally and irrevocably agrees to appoint Beijing Glory Wolf and/or its designee as their sole and exclusive agent to act on their behalf on all matters concerning Beijing Huapin Borui and to exercise all of their rights as shareholder of Beijing Huapin Borui, including but not limited to: (1) to propose, convene and attend shareholders’ meetings of Beijing Huapin Borui and sign minutes and resolutions of the shareholders’ meeting on their behalf; (2) to exercise all shareholder rights that they are entitled to under PRC laws and the articles of association of Beijing Huapin Borui, including, but not limited to, the right to vote as a shareholder, and the right to sell or transfer or pledge or dispose of all or any part of their shareholding; and (3) acting as their authorized representative to elect, designate and appoint the legal representative, chairman, directors, supervisors, general manager and other senior executives of Beijing Huapin Borui. The Powers of Attorney will be terminated, among other things, under certain conditions when Beijing Glory Wolf or its designee is duly registered as the sole shareholder of Beijing Huapin Borui on the premise that PRC laws permits Beijing Glory Wolf, or its offshore parent company or any subsidiary directly or indirectly controlled by it, to directly hold equity interest in and legally engage in the business conducted by Beijing Huapin Borui.
LEGALITY OF THE CONTRACTUAL ARRANGEMENTS
Based on the above, our PRC Legal Adviser is of the opinion that:
1.
the contents of each of the Contractual Arrangements do not violate the mandatory provisions of current PRC laws and are valid and binding on the parties thereto, enforceable under applicable PRC laws and regulations, except in the following cases: (a) the arbitration awards as rendered by the arbitration body in its discretion which request the bankruptcy and liquidation of Beijing Huapin Borui, and the injunctive relief and other temporary relief measures made by Hong Kong and Cayman Island courts under the Contractual Arrangements may not be legally and effectively enforced under the current PRC laws; (b) the equity pledge shall become legally effective after the completion of equity pledge registration procedures by the SAMR; or (c) the arbitration award under Contractual Arrangements as rendered by CIETAC may only be enforced after a ruling by a PRC people’s court which agrees to such enforcement;

2.
the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations;

CONTRACTUAL ARRANGEMENTS

3.
parties to each of the agreements under the Contractual Arrangements are entitled to execute the agreements and perform their respective obligations thereunder, and none of the agreements would fall within the circumstances that violate the mandatory provisions under the PRC laws, which would lead the agreement under the Contractual Arrangements to be deemed invalid under the Civil Code;

4.
the execution and performance under the agreements under the Contractual Arrangements do not violate the provisions of the articles of association of Beijing Glory Wolf and Beijing Huapin Borui; and

5.
the execution and performance of the Contractual Arrangements does not require any approvals or authorisations from PRC governmental authorities, except that:

(a)
the pledge of any equity interest in Beijing Huapin Borui in favour of Beijing Glory Wolf is subject to registration requirements with the relevant administration for market regulation, which was completed on March 27, 2020;

(b)
the disposal of any equity pledge under the Equity Pledge Agreements is subject to the approvals and/or registration with the PRC regulatory authorities;

(c)
the exercise by Beijing Glory Wolf of its option rights under the Exclusive Purchase Option Agreement to acquire all or part of the equity interests in Beijing Huapin Borui is subject to the approval of, consent of, filing with and/or registration with PRC governmental authorities;

(d)
the transfer of the equity interest in Beijing Huapin Borui contemplated under the Contractual Arrangements is subject to applicable approval and/or registration requirements under the then applicable PRC laws;

(e)
any arbitral awards or foreign rulings and/or judgments in relation to the performance of the Contractual Arrangements are subject to applications to competent PRC courts for recognition and enforcement; and

(f)
under PRC laws, an arbitral body does not have the power to grant any injunctive relief, requiring civil entities to act or not to act, or requiring winding-up of Beijing Huapin Borui as interim remedies.

However, as advised by our PRC Legal Adviser, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations over the validity of the Contractual Arrangements and necessity of obtaining any approvals, consent, registration and filing with respect to the Contractual Arrangements. Accordingly, there can be no assurance that the PRC governmental authorities will not in the future take a view that is contrary to the opinions of our PRC Legal Adviser. For further information, please refer to the section headed “Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC laws and regulations relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” in this document.
Based on all of the above, our Directors are of the view that (i) the Contractual Arrangements are narrowly tailored because the Contractual Arrangements are only used to enable our Company to control our Consolidated Affiliated Entities that engage in the operation of Relevant Businesses where PRC laws restrict foreign ownership; and (ii) the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations, and except for the relevant clauses as described in the paragraph headed “Dispute Resolution” in this section, each of the agreements under the Contractual Arrangements is enforceable under the PRC laws and regulations.

FINANCIAL INFORMATION

The following section sets forth supplemental and/or updated financial information, including certain supplemental and updated disclosures made in connection with the Listing, since the filing of our 2021 Form 20-F and the furnishing of the October Super 6-K.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Our ability to expand our large and active user base and enhance user engagement
A large and active user base is the core reason why enterprise users and job seekers are attracted to and continue to use our online recruitment platform, as enterprise users primarily look for a large talent pool to recruit from and job seekers value access to a multitude of actively hiring employers when using recruitment services. We believe it’s important to grow our MAU, which we view as a key indicator of the size of our active user base, in order to support our business development. Our average MAU grew by 73.2% from 11.5 million in 2019 to 19.8 million in 2020, and further grew by 36.9% from 19.8 million in 2020 to 27.1 million in 2021. Our average MAU reached 25.9 million in the six months ended June 30, 2022, compared to an average MAU of 27.7 million in the six months ended June 30, 2021. Whether we can continue to grow our MAU mainly depends on our ability to provide high-quality user experience. To this end, we will continue to focus on providing a personalized user experience through enhancing our big data technology capabilities that power the recommendation engine, offering more efficient and flexible communication methods for our users, and improving the reliability of our online recruitment platform. Pursuant to an announcement posted by the CAC on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration in China to cooperate with the cybersecurity review and prevent the expansion of risks. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022.
Our acquisition of paid enterprise customers
Growth in the number of paid enterprise customers is a key driver of our revenue growth, as most of our revenues come from providing online recruitment services to paid enterprise customers. The continued growth of our business therefore depends on our acquisition of paid enterprise customers. Our paid enterprise customers reached 3.8 million in the twelve months ended June 30, 2022. In order to improve our acquisition of paid enterprise customers, we will continue to focus our resources on maintaining relationships with existing enterprise users, improving service quality, converting free enterprise users and their companies to paid enterprise customers, exploring new services, features and functionalities responsive to user needs, promoting awareness of our brands, and marketing our services to a wider user group and in more geographical markets.
CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES
Revenue Recognition
We accounted for revenue under ASC 606, Revenue from Contracts with Customers, and all periods have been presented under ASC 606. Consistent with the criteria of ASC 606, we recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which we expect to receive in exchange for those services.
To achieve that core principle, we apply the five steps defined under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) a performance obligation is satisfied.
According to ASC 606, revenue is recognized net of VAT when or as the control of services is transferred to a customer. Depending on the terms of the contract, control of services may be transferred over time or at a point in time. Control of services is transferred over time if we: (i) provide all of the benefits received and consumed simultaneously by the customer; (ii) create and enhance an asset that the customer controls as we

FINANCIAL INFORMATION

perform; or (iii) do not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date. If control of services is transferred over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the services.
Online recruitment services to enterprise customers
We provide online recruitment services carrying different kinds of features to enterprise customers, including direct recruitment services such as job postings and value-added tools such as bulk invite sending, which could be purchased as a part of subscription packages or on a standalone basis.
Based on the pattern by which we provide services and how enterprise customers benefit from services, these services can be divided into two categories in terms of revenue recognition: (i) services over a particular subscription period, which provide enterprise customers certain rights during a particular subscription period; for example, paid job postings allow enterprise customers to present certain job positions, receive job seeker recommendations, browse the mini-resume of and chat with a certain number of job seekers in its platform during the subscription period; and (ii) services with definite and limited number of usages within an expiration period, such as bulk invite sending and advanced filer. Accordingly, we recognize our revenues from online recruitment services either over time or at a point in time as following:
•
For services over a particular subscription period, we have a stand-ready obligation to deliver the corresponding services on a when-and-if-available basis during the subscription period and enterprise customers simultaneously and continuously receive and consume the benefits as we provide the services throughout the subscription period. Therefore, a time-based measure of progress best reflects the satisfaction of the performance obligations and we recognize revenues on a straight-line basis over the subscription period.

•
For services with definite and limited number of usages within an expiration period, upon the delivery of the individual services, we satisfy our performance obligations and enterprise customers benefit from our performance obligations, and therefore revenues are recognized at a point in time; if these services are unused within the expiration period, we recognize the relevant revenues when they expire.

KEY COMPONENTS OF RESULTS OF OPERATIONS
Operating Cost and Expenses
Our operating costs and expenses consist of cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.
Cost of revenues.   Our cost of revenues primarily consists of third-party payment processing cost, payroll and other employee-related expenses, server and bandwidth service cost and server depreciation. The following table sets forth the components of our cost of revenues by amounts and as percentages of our revenues for the periods presented.

FINANCIAL INFORMATION

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Cost of revenues
Third-party payment processing cost	56,069	5.6	96,347	5.0	206,882	30,887	4.9	109,393	5.6	94,976	14,180	4.2
Payroll and other employee-related expenses	31,460	3.2	52,152	2.7	171,868	25,659	4.0	61,250	3.1	132,451	19,774	5.9
Server and bandwidth service cost	21,600	2.2	37,894	1.9	69,466	10,371	1.6	29,919	1.5	48,793	7,285	2.2
Depreciation and amortization	5,993	0.6	21,631	1.1	45,809	6,839	1.1	19,313	1.0	39,918	5,960	1.8
Others	22,690	2.2	32,187	1.7	60,623	9,051	1.4	30,154	1.6	35,440	5,290	1.5
Total	137,812	13.8	240,211	12.4	554,648	82,807	13.0	250,029	12.8	351,578	52,489	15.6
The third-party payment processing cost represents fees charged by the third-party payment platforms mainly for the payments from our small-sized accounts who pay for our services through third-party payment platforms, while key accounts and mid-sized accounts mainly make payments via direct bank transfers. From 2019 to 2021, the third-party payment processing cost increased in absolute amount with the increase of revenues from small-sized accounts, while the percentage as of total revenues decreased from 5.6% to 4.9%, mainly attributable to the reason that the increase of revenues from small-sized accounts was less significant compared to the increase of total revenues. For the six months ended June 30, 2022, as compared with the same period of 2021, the third-party payment processing cost and its percentage as of total revenues decreased, mainly due to the decrease in revenues from small-sized accounts resulting from the suspension of new user registration from July 2021 while our total revenues increased. The payroll and other employee-related expenses increased from 2019 to 2021 in line with the increased headcount, particularly in security and operation personnel. We expect our cost of revenues to continue to increase in line with our business growth.
Sales and marketing expenses.   Our sales and marketing expenses primarily consist of (i) advertising expenses, including expenses relating to branding activities and online traffic acquisition, (ii) payroll and other employee-related expenses for our sales and marketing staff, and (iii) other miscellaneous expenses for our sales functions. Our advertising expenses are mainly incurred to (i) promote our brands through marketing campaigns, TV commercials and outdoor advertisements, (ii) purchase online traffic acquisition services, such as those that enhance our exposure on social media and priority in search results in app stores and search engines, and (iii) manage public relations for pro bono events. The following table sets forth the components of our sales and marketing expenses by amounts and as percentages of our revenues for the periods presented.
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Sales and marketing expenses
Advertising expenses	538,940	54.0	812,415	41.8	997,650	148,945	23.4	723,724	37.0	348,594	52,044	15.5
Payroll and other employee- related expenses	335,912	33.6	470,644	24.2	823,399	122,930	19.3	375,148	19.2	509,057	76,000	22.6
Others	41,980	4.2	64,473	3.3	121,621	18,158	2.9	53,908	2.7	64,249	9,592	2.9
Total	916,832	91.8	1,347,532	69.3	1,942,670	290,033	45.6	1,152,780	58.9	921,900	137,636	41.0

FINANCIAL INFORMATION

We expect our sales and marketing expenses to continue to increase in absolute amount in the foreseeable future as we plan to engage in more sales and marketing activities to attract users and further grow our business.
Research and development expenses.   Our research and development expenses primarily consist of payroll and other employee-related expenses for our research and development staff. The following table sets forth the components of our research and development expenses by amounts and as percentages of our revenues for the periods presented.
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Research and development expenses
Payroll and other employee-related expenses	293,802	29.4	467,942	24.1	776,420	115,916	18.2	395,157	20.2	568,749	84,912	25.3
Others	31,767	3.2	45,420	2.3	45,564	6,803	1.1	18,571	0.9	29,676	4,431	1.3
Total	325,569	32.6	513,362	26.4	821,984	122,719	19.3	413,728	21.1	598,425	89,343	26.6
During the Track Record Period, the increase in our research and development expenses was primarily due to the expansion of our research and development team. In particular, we have increased the number of our front end developers and engineers that design and upgrade user interface to optimize users’ interaction with our services. We also recruited more data engineers to continually improve and optimize our proprietary recommendation engine to deliver better and more accurate recommendation results. We expect our research and development expenses to continue to increase in absolute amount as we expand our research and development team and further enhance our technology capabilities.
General and administrative expenses.   Our general and administrative expenses primarily consist of payroll and other employee-related expenses for our managerial and administrative staff. The following table sets forth the components of our general and administrative expenses by amounts and as percentages of our revenues for the periods presented.
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
General and administrative expenses
Payroll and other employee-related expenses(1)	85,417	8.6	737,224	37.9	1,889,187	282,048	44.4	1,706,188	87.2	242,796	36,248	10.8
Others	47,582	4.7	59,784	3.1	101,936	15,219	2.3	42,424	2.2	73,239	10,935	3.2
Total	132,999	13.3	797,008	41.0	1,991,123	297,267	46.7	1,748,612	89.4	316,035	47,183	14.0

Note:
(1)
In November 2020 and June 2021, our company granted 24,780,971 and 24,745,531 Class B Ordinary Shares to TECHWOLF LIMITED, and recorded RMB533.1 million and RMB1,506.4 million of share-based compensation expenses in general and administrative expenses upon the grant, respectively.

FINANCIAL INFORMATION

Excluding the impact of the one-off share-based compensation expenses in connection with the grant of Class B Ordinary Shares to TECHWOLF LIMITED, we expect our general and administrative expenses to continue to increase in absolute amount in the foreseeable future as we grow our business and incur increased staff related cost.
DISCUSSION OF KEY BALANCE SHEET ITEMS
	As of December 31,				As of June 30,		As of October 31,
	2019	2020	2021		2022		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Current assets
Cash and cash equivalents	407,355	3,998,203	11,341,758	1,693,280	12,174,097	1,817,545	11,009,140	1,643,621
Short-term investments	1,142,015	536,401	884,996	132,126	812,225	121,262	2,786,047	415,946
Accounts receivable	1,798	6,999	1,002	150	2,013	301	7,789	1,163
Amounts due from related parties	37,861	40,799	6,615	988	9,583	1,431	8,339	1,245
Prepayments and other current assets	118,764	164,910	724,583	108,177	520,589	77,722	508,626	75,936
Total current assets	1,707,793	4,747,312	12,958,954	1,934,721	13,518,507	2,018,261	14,319,941	2,137,911
Current liabilities
Accounts payable	42,617	41,856	52,963	7,907	135,273	20,196	87,362	13,043
Deferred revenue	614,820	1,200,349	1,958,570	292,407	1,979,056	295,465	1,989,282	296,992
Other payables and accrued liabilities	293,202	418,259	645,138	96,317	578,981	86,440	725,100	108,255
Operating lease liabilities, current	57,216	59,559	127,531	19,040	146,134	21,817	155,528	23,220
Total current liabilities	1,007,855	1,720,023	2,784,202	415,671	2,839,444	423,918	2,957,272	441,510
Net current assets	699,938	3,027,289	10,174,752	1,519,050	10,679,063	1,594,343	11,362,669	1,696,401
Short-term Investments
Our short-term investments comprise of wealth management products issued by commercial banks and other financial institutions, which contains fixed or variable interest with original maturities within one year. These investments are stated at fair value. Changes in the fair value of our short-term investments are reflected in investment income in our consolidated financial statements. From the cash management and risk control perspective, we diversify our investment portfolios and only purchase low risk products with relatively high liquidity from reputable financial institutions. Our wealth management products are managed in accordance with our investment management policies, including that (i) the top priority of wealth management is to protect the principal part of our investments through risk management; (ii) the proposed investments must not interfere with the cash needs for our ordinary business operations; and (iii) our wealth management activities aim at maximizing returns while ensuring the safety of funds and liquidity. We have established a team of members with experience in managing investment in financial products and analyzing the investment performances and a structured, stringent internal approval mechanism in which our management team with work experience in banking or investment sectors and having extensive knowledge and experience for investing in wealth management products are involved. We have put in place robust internal control measures and procedures to manage our short-term investments, including review and reconciliation of accounts against bank statements on a monthly basis. From time to time, our Board discusses and reviews the investment status and investment strategies at the Board meetings. After the Listing, our investments in wealth management products will be subject to compliance with Chapter 14 of the Listing Rules.
Our short-term investments decreased from RMB1.1 billion as of December 31, 2019 to RMB536.4 million as of December 31, 2020, as we decreased investments in wealth management products. Our short-term investments increased from RMB536.4 million as of December 31, 2020 to RMB885.0 million (US$132.1 million) as of December 31, 2021, as we increased investments in such wealth management products. Our short-term investments slightly decreased from RMB885.0 million (US$132.1 million) as of December 31, 2021 to RMB812.2 million (US$121.3 million) as of June 30, 2022, as we decreased investments in such wealth management products.

FINANCIAL INFORMATION

Prepayments and Other Current Assets
Our prepayments and other current assets increased from RMB118.8 million as of December 31, 2019 to RMB164.9 million as of December 31, 2020, primarily due to (i) an increase in receivables from third-party on-line payment platforms, (ii) an increase in staff loans and advances, and (iii) an increase in deposits. Our prepayments and other current assets further increased from RMB164.9 million as of December 31, 2020 to RMB724.6 million (US$108.2 million) as of December 31, 2021, primarily due to increases in receivables related to the exercise of share-based awards resulting from the timing of settlement as our employees began to exercise share-based awards after our initial public offering in the United States and prepaid advertising expenses in line with the increased advertising expenses due to enhanced brand advertising activities. Our prepayments and other current assets decreased from RMB724.6 million (US$108.2 million) as of December 31, 2021 to RMB520.6 million (US$77.7 million) as of June 30, 2022, primarily due to decreases in receivables related to the exercise of share-based awards and prepaid advertising expenses and service fee as we strategically decreased marketing activities during suspension of new user registration. As of the Latest Practicable Date, RMB382.7 million, or 73.5% of the prepayments and other current assets as of June 30, 2022 had been subsequently settled.
Accounts Payable
Accounts payable mainly represent payables for our purchase of property, equipment and software and payables for advertising expenses. Our accounts payable remained relatively stable as of December 31, 2019 and 2020, and increased to RMB53.0 million (US$7.9 million) as of December 31, 2021 as a result of increased payable for advertising expenses in line with our increased sales and marketing expenses, and further to RMB135.3 million (US$20.2 million) as of June 30, 2022 primarily resulting from that the amount for the purchase of servers in June 2022 was not due and not paid. As of the Latest Practicable Date, RMB116.1 million, or 85.8%, of accounts payable as of June 30, 2022, had been subsequently settled.
	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
			(in thousands)
Accounts payable
Payables for purchase of property, equipment and software	359	22,344	19,987	2,984	84,323	12,589
Payables for advertising expenses	40,158	16,831	30,646	4,575	39,870	5,952
Others	2,100	2,681	2,330	348	11,080	1,655
Total	42,617	41,856	52,963	7,907	135,273	20,196
Deferred Revenue
Deferred revenue represents advanced payments of our services from our customers. Substantially all deferred revenue recorded are expected to be recognized as revenues in the next twelve months. Our deferred revenue increased from RMB614.8 million as of December 31, 2019 to RMB1.2 billion as of December 31, 2020, to RMB2.0 billion (US$292.4 million) as of December 31, 2021, in line with the growth of our business, and remained relatively stable at RMB2.0 billion (US$295.5 million) as of June 30, 2022, which was negatively affected by the suspension of new user registration and the resurgence of the COVID-19 pandemic. As of the Latest Practicable Date, RMB1.3 billion, or 66.5% of the deferred revenue as of June 30, 2022 has been recognized.
Other Payables and Accrued Liabilities
Other payables and accrued liabilities primarily comprise salaries, welfare and bonus payable, tax payable, virtual accounts used in our platform and payables to shareholders. The following table sets forth our other payables and accrued liabilities as of the dates indicated:

FINANCIAL INFORMATION

	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
			(in thousands)
Other payables and accrued liabilities
Salaries, welfare and bonus payable	148,100	260,123	373,286	55,730	359,477	53,669
Tax payable	10,287	21,704	218,419	32,609	148,783	22,213
Virtual accounts used in our platform(1)	14,464	24,815	41,070	6,132	47,748	7,129
Contingent liability	—	—	—	—	14,882	2,222
Payables to shareholders	109,080	103,596	—	—	—	—
Others	11,271	8,021	12,363	1,846	8,091	1,207
Total	293,202	418,259	645,138	96,317	578,981	86,440

Note:
(1)
It represents the advance payments from customers that were refundable and stored in their own virtual accounts in our platform, which they have rights to exchange for services provided on our online recruitment platform. The increase of virtual accounts used in our platform during the Track Record Period was due to the increase of advance payments customers stored into their accounts (a proportion of which is not immediately used up) and was in line with our revenue growth. We are not required to obtain any license to operate these virtual accounts.

Our other payables and accrued liabilities increased from RMB293.2 million as of December 31, 2019 to RMB418.3 million as of December 31, 2020, primarily due to an increase in salaries, welfare and bonus payable to our employees.
Our other payables and accrued liabilities increased from RMB418.3 million as of December 31, 2020 to RMB645.1 million (US$96.3 million) as of December 31, 2021, primarily due increases in individual income tax payable, enterprise income tax payable, salaries, welfare and bonus payable and virtual accounts used in our platform, partially offset by the settlement of payables to shareholders in 2021.
Our other payables and accrued liabilities decreased from RMB645.1 million (US$96.3 million) as of December 31, 2021 to RMB579.0 million (US$86.4 million) as of June 30, 2022, primarily to a decrease in enterprise income tax payable and value-added tax payable.
As of the Latest Practicable Date, RMB369.9 million, or 63.9%, of the other payables and accrued liabilities as of June 30, 2022, had been subsequently settled.

FINANCIAL INFORMATION

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
The following table sets forth a summary of our cash flows for the periods presented:
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)
	(in thousands)
Operating cash flows before movements in working capital	(410,230)	(171,314)	1,037,484	154,892	196,863	485,178	72,435
Change in working capital	304,916	567,225	603,897	90,160	639,680	67,853	10,131
Interest paid	(349)	—	—	—	—	—	—
Income taxes paid	—	—	—	—	—	(72,083)	(10,762)
Net cash (used in)/generated from operating activities	(105,663)	395,911	1,641,381	245,052	836,543	480,948	71,804
Net cash (used in)/generated from investing activities	(1,223,803)	467,305	(601,862)	(89,856)	(167,365)	(97,909)	(14,617)
Net cash generated from/(used in) financing activities	993,475	2,882,112	6,431,263	960,162	6,412,214	(87,816)	(13,111)
Effect of exchange rate changes on cash and cash equivalents	43,113	(154,480)	(127,227)	(18,994)	9,364	537,116	80,189
Net (decrease)/increase in cash and cash equivalents	(292,878)	3,590,848	7,343,555	1,096,364	7,090,756	832,339	124,265
Cash and cash equivalents at the beginning of the year/period	700,233	407,355	3,998,203	596,916	3,998,203	11,341,758	1,693,280
Cash and cash equivalents at the end of the year/period	407,355	3,998,203	11,341,758	1,693,280	11,088,959	12,174,097	1,817,545
INDEBTEDNESS
The following table sets forth a breakdown of our financial indebtedness as of the dates indicated.
	As of December 31,				As of June 30,		As of October 31,
	2019	2020	2021		2022		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Current
Operating lease liabilities, current	57,216	59,559	127,531	19,040	146,134	21,817	155,528	23,220
Non-current
Operating lease liabilities, non-current	37,659	76,373	183,365	27,376	166,309	24,829	161,547	24,118
Total	94,875	135,932	310,896	46,416	312,443	46,646	317,075	47,338
As of June 30, 2022 and October 31, 2022, the total amount of our indebtedness was RMB312.4 million (US$46.6 million) and RMB317.1 million (US$47.3 million), respectively, representing operating lease liabilities, which were primarily for the lease of our offices.
Except as discussed above, as of October 31, 2022, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities.

FINANCIAL INFORMATION

CONTINGENCIES OR GUARANTEES
We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. See “Business — Legal Proceedings and Compliance” for more details. In September 2022, the parties reached a tentative agreement in principle to settle the case. Accordingly, we have recorded a contingent liability of RMB14.9 million as of June 30, 2022. On November 10, 2022, the Court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the Defendants, the parties agreed that, in consideration of Kanzhun’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against Kanzhun and the individual defendant are resolved and discharged and precluded from being raised again in any future action. The Company believes the settlement does not and will not have any material impact on the Company’s financial condition or business operations, and the contingent liability of RMB14.9 million is adequate for the settlement.
Except as disclosed above, we did not have other material contingencies or guarantees as of December 31, 2019, 2020, 2021, June 30, 2022 and October 31, 2022.
MATERIAL CASH REQUIREMENTS
The following table sets forth our contractual obligations as of June 30, 2022.
		Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
		(in RMB thousands)
Operating lease obligations	335,295	149,413	140,851	45,031	—
Advertising commitments	110,261	104,012	6,249	—	—
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2022. We do not have any unutilized banking facilities as of the Latest Practicable Date.
LISTING EXPENSE
We expect to incur listing expenses of approximately RMB66.4 million (HK$73.8 million). These listing expenses mainly comprise professional fees paid and payable to the professional parties.
As of June 30, 2022, there were no listing expenses incurred by us in relation to the Listing. Listing expenses are recognised in our consolidated statements of comprehensive income/(loss) as and when they are incurred.

FINANCIAL INFORMATION

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED NET TANGIBLE ASSETS
The following unaudited pro forma adjusted net tangible assets prepared in accordance with Rule 4.29 of the Hong Kong Listing Rules are set out below for the purpose of illustrating the effect of the Listing on the unaudited consolidated net tangible assets attributable to the ordinary shareholders of the Company as of September 30, 2022 as if the Listing had taken place on that date.
This unaudited pro forma adjusted net tangible assets has been prepared for illustrative purposes only and, because of its hypothetical nature, it may not give a true picture of the consolidated net tangible assets of the Group, had the Listing been completed as of September 30, 2022 or at any future dates. It is prepared based on the unaudited consolidated net tangible assets of the Group attributable to ordinary shareholders of the Company as of September 30, 2022 as shown in the Unaudited Interim Condensed Financial Information of the Group, and adjusted as described below.
	Unaudited consolidated net tangible assets of the Group attributable to ordinary shareholders of the Company as of September 30, 2022	Estimated listing expenses	Unaudited pro forma adjusted net tangible assets of the Group attributable to ordinary shareholders of the Company as of September 30, 2022	Unaudited pro forma adjusted net tangible assets per Share	Unaudited pro forma adjusted net tangible assets per ADS	Unaudited pro forma adjusted net tangible assets per Share	Unaudited pro forma adjusted net tangible assets per ADS
	RMB’000	RMB’000	RMB’000	RMB	RMB	HK$	HK$
	(Note 1)	(Note 2)		(Note 3)	(Note 4)	(Note 5)	(Note 5)
Based on 872,698,966 Shares (Note 3)	12,308,506	(66,393)	12,242,113	14.03	28.06	15.59	31.19

Notes:
(1)
The unaudited consolidated net tangible assets of the Group attributable to ordinary shareholders of the Company as of September 30, 2022 is derived from the Unaudited Interim Condensed Financial Information of the Group, which is based on the unaudited consolidated net assets of the Group attributable to ordinary shareholders of the Company as of September 30, 2022 of RMB12,308,896,000 with an adjustment for net intangible assets as of September 30, 2022 of RMB390,000.

(2)
In relation to the Introduction, the Company expects to incur listing expenses in an aggregate amount of approximately RMB66.4 million, which mainly include professional fees to the Joint Sponsors, legal advisers, the legal advisers to the Joint Sponsors and the Reporting Accountant.

(3)
The unaudited pro forma adjusted net tangible assets per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that 872,698,966 Shares were in issue, assuming that the Listing had been completed on September 30, 2022 and without taking into account 17,454,538 Class A Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Share Incentive Plans and any issuance or repurchase of Shares and/or ADSs by the Company.

(4)
The unaudited pro forma adjusted net tangible assets per ADS is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that one ADS represents two Shares.

(5)
For the purpose of this unaudited pro forma adjusted net tangible assets, the balances stated in Renminbi are converted into Hong Kong dollars at the rate of RMB1.0000 to HK$1.1116. No representation is made that Renminbi amounts have been, could have been or may be converted into Hong Kong dollars, or vice versa, at that rate.

(6)
No adjustment has been made to reflect any trading results or other transactions of the Group entered into subsequent to September 30, 2022.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth supplemental and/or updated information since the filing of our 2021 Form 20-F and the furnishing of the October Super 6-K concerning substantial shareholders in the Listing Document.

AUTHORIZED AND ISSUED SHARE CAPITAL
The following is a description of the authorized and issued share capital of our Company upon the completion of the Introduction, assuming no additional Shares are issued under the Share Incentive Plans and between the Latest Practicable Date and the Listing:
Authorized Share Capital
Number	Description of Shares	Aggregate nominal value of Shares
1,800,000,000	Class A Ordinary Shares of a par value of US$0.0001 each	US$180,000.00
200,000,000	Class B Ordinary Shares of a par value of US$0.0001 each	US$20,000.00
2,000,000,000	Total Shares	US$200,000.00
Issued, fully paid or credited to be fully paid
The issued share capital of our Company immediately following the completion of the Introduction (assuming no additional Shares are issued under the Share Incentive Plans and between the Latest Practicable Date and the Listing) will be as follows:
Number	Description of Shares	Aggregate nominal value of Shares
749,323,103	Class A Ordinary Share as at the date of this document	US$74,932.31
140,830,401	Class B Ordinary Share as at the date of this document	US$14,083.04
890,153,504	Total Shares	US$89,015.35
Issued and outstanding
The issued share capital of our Company immediately following the completion of the Introduction (assuming no additional Shares are issued under the Share Incentive Plans and between the Latest Practicable Date and the Listing), excluding the 28,549,000 Class A Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, will be as follows:
Number	Description of Shares	Aggregate nominal value of Shares
720,774,103	Class A Ordinary Share issued and outstanding	US$72,077.41
140,830,401	Class B Ordinary Share in issue	US$14,083.04
861,604,504	Total Shares	US$86,160.45
WEIGHTED VOTING RIGHTS STRUCTURE
The Company has adopted a weighted voting rights structure. Under this structure, the Company’s share capital comprises Class A Ordinary Shares and Class B Ordinary Shares; each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise fifteen votes, on any resolution tabled at the Company’s general meetings. In addition, a quorum required for a meeting of shareholders consists of one or more shareholders present and holding shares which represent, in aggregate,

SUBSTANTIAL SHAREHOLDERS

not less than one-third of the votes attaching to the issued and outstanding voting shares in our Company entitled to vote at general meeting.
The Company have obtained shareholders’ approval to amend its Articles, so that, among other things, each Class A Ordinary Share shall entitle the holder to exercise one vote, and each Class B Ordinary Share shall entitle the holder to exercise ten votes, on any resolution tabled at the Company’s general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.
The Reserved Matters are:
(i)
any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares;

(ii)
the appointment, election or removal of any independent non-executive Director;

(iii)
the appointment, election or removal of the Company’s auditors; and

(iv) the voluntary liquidation or winding-up of the Company.
We are subject to: (a) certain shareholder protection measures and governance safeguards under Chapter 8A of the Hong Kong Listing Rules, including Rule 8A.44 of the Hong Kong Listing Rules, which requires our WVR Structure to give force to the requirements of certain rules under Chapter 8A of the Hong Kong Listing Rules by incorporating them into our Articles; and (b) the articles requirements set out in Appendix 3 and Appendix 13 to the Hong Kong Listing Rules (the “Listing Rules Articles Requirements”). The amended Articles which complies with the Listing Rules Articles Requirements will take effect upon Listing.
The table below sets out the ownership and voting rights to be held by the WVR Beneficiary upon the completion of the Introduction:
	Number of Shares	Approximate percentage of issued and outstanding share capital(1)	Approximate percentage of voting rights(1)(2)
Class B Ordinary Shares held by the WVR Beneficiary	140,830,401	16.3%	66.1%

Notes:
(1)
Assuming no additional Shares are issued under the Share Incentive Plans and between the Latest Practicable Date and the Listing and excluding the 28,549,000 Class A Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans.

(2)
On the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to ten votes per share.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. Upon the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 140,830,401 Class A Ordinary Shares, representing approximately 16.3% of the total number of issued and outstanding Class A Ordinary Shares (as enlarged by such Class A Ordinary Shares and assuming no additional Shares are issued under the Share Incentive Plans and between the Latest Practicable Date and the Listing).

SUBSTANTIAL SHAREHOLDERS

The weighted voting rights attached to our Class B Ordinary Shares will cease when the WVR Beneficiary no longer has beneficial ownership of any of our Class B Ordinary Shares, in accordance with Listing Rule 8A.22. This may occur:
(i)
upon the occurrence of any of the circumstances set out in Listing Rule 8A.17, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)
when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Listing Rule 8A.18;

(iii)
where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Listing Rule 8A.18(2); or

(iv)
when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

Save for the weighted voting rights attached to Class B Ordinary Shares, the rights attached to all classes of Shares are identical. For further information about the rights, preferences, privileges and restrictions of the Class A Ordinary Shares and Class B Ordinary Shares.
WVR Beneficiary
Immediately upon the completion of the Introduction, the WVR Beneficiary will be Mr. Peng Zhao, who will beneficially own an aggregate of 140,830,401 Class B Ordinary Shares. Assuming no additional Shares are issued under the Share Incentive Plans and between the Latest Practicable Date and the Listing and excluding the 28,549,000 Class A Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Zhao’s shareholding represents (a) approximately 16.3% of our issued and outstanding Shares; (b) approximately 66.1% of the voting rights in our Company with respect to shareholder resolutions relating to matters other than the Reserved Matters and (c) approximately 16.3% with respect to shareholder resolutions relating to Reserved Matters. Mr. Zhao holds his interests in our Company through TECHWOLF LIMITED. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family.
The Company adopted the WVR structure to enable the WVR Beneficiary to exercise voting control over the Company notwithstanding the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.
Prospective investors are advised to be aware of the potential risks of investing in companies with weighed voting rights structures, in particular that interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration. For further information about the risks associated with the WVR structure adopted by the Company, please refer to sections headed “Risk Factors — Risks Relating to Our Shares and Our ADSs — The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares and/or ADSs” and “Risk Factors — Risks Relating to Our Shares and Our ADSs — Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares or ADSs may view as beneficial.”

SUBSTANTIAL SHAREHOLDERS

Undertakings by the WVR Beneficiary
Pursuant to Rule 8A.43 of the Listing Rules, each WVR Beneficiary is required to give a legally enforceable undertaking to the Company that he will comply with the relevant requirements as set out in Rule 8A.43, which is intended to be for the benefit of and enforceable by the Shareholders. On December 5, 2022, Mr. Zhao made an undertaking to the Company (the “Undertaking”), that for so long as he is a WVR Beneficiary:
1.
he shall comply with (and, if the shares to which the weighted voting rights that he is beneficially interested in are attached are held through a limited partnership, trust, private company or other vehicle, use his best endeavors to procure that such limited partnership, trust, private company or other vehicle complies with) all applicable requirements under Rules 8A.09, 8A.14, 8A.15, 8A.17, 8A.18 and 8A.24 of the Listing Rules from time to time in force (the “Requirements”); and

2.
he shall use his best endeavors to procure that the Company complies with all applicable Requirements.

For the avoidance of doubt, the Requirements are subject to Rule 2.04 of the Listing Rules. The WVR Beneficiary acknowledged and agreed that the Shareholders rely on the Undertaking in acquiring and holding their shares. The WVR Beneficiary acknowledged and agreed that the Undertaking is intended to confer a benefit on the Company and all Shareholders and may be enforced by the Company and/or any Shareholder against the WVR Beneficiary.
The Undertaking shall automatically terminate upon the earlier of (i) the date of delisting of the Company from the Stock Exchange; and (ii) the date on which the WVR Beneficiary ceases to be a beneficiary of weighted voting rights in the Company. For the avoidance of doubt, the termination of the Undertaking shall not affect any rights, remedies, obligations or liabilities of the Company and/or any Shareholder and/or the WVR Beneficiary himself that have accrued up to the date of termination, including the right to claim damages and/or apply for any injunction in respect of any breach of the Undertaking which existed at or before the date of termination.
The Undertaking shall be governed by the laws of Hong Kong and all matters, claims or disputes arising out of the Undertaking shall be subject to the exclusive jurisdiction of the courts of Hong Kong.
RANKING
The Class A Ordinary Shares are Class A Ordinary Shares in the share capital of our Company and rank equally with all Class A Ordinary Shares currently in issue or to be issued, and will qualify and rank equally for all dividends or other distributions declared, made or paid on the Class A Ordinary Shares on a record date which falls after the date of this document.
POTENTIAL CHANGES TO SHARE CAPITAL
Share Incentive Plans
We have adopted the 2020 Share Incentive Plan and the 2022 Share Incentive Plan, pursuant to which further Shares may be issued. See the sections headed “Share Incentive Plans” for further details.
SUBSTANTIAL SHAREHOLDERS
So far as our Directors are aware, immediately following the completion of the Introduction, the following persons (other than a Director or chief executive of the Company) will have interests and/or short positions (as applicable) in the Shares or underlying shares of our Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company or any other member of our Group:

SUBSTANTIAL SHAREHOLDERS

Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares	Approximate percentage of shareholding in each class of share of our Company upon the completion of the Introduction(1)
Class A Ordinary Shares
Image Frame Investment (HK) Limited.(2)	Beneficial interest	72,309,691	10.0%
Tencent Holdings Limited(2)	Interest in a controlled corporation	72,309,691	10.0%
Banyan Partners Fund II, L.P.(3)	Beneficial interest	47,286,435	6.6%
Banyan Partners II Ltd.(3)	Interest in a controlled corporation	47,286,435	6.6%
CTG Evergreen Investment X Limited(4)	Beneficial interest	43,130,535	6.0%
CTG Evergreen Investment R Limited(4)	Beneficial interest	3,606,665	0.5%
Capital Today Evergreen Fund, L.P.(4)	Interest in controlled corporations	46,737,200	6.5%
Capital Today Evergreen GenPar LTD.(4)	Interest in controlled corporations	46,737,200	6.5%
Ms. Xin Xu(4)	Interest in controlled corporations	46,737,200	6.5%
Ceyuan Ventures III, L.P.(5)	Beneficial interest	37,122,332	5.2%
Ceyuan Ventures Advisors Fund III, LLC(5)	Beneficial interest	1,334,450	0.2%
Ceyuan Ventures Management III, LLC(5)	Interest in controlled corporations	38,456,782	5.3%
Class B Ordinary Shares
TECHWOLF LIMITED(6)	Beneficial interest	140,830,401	100%
Mr. Zhao(6)	Founder of a trust/beneficiary of a trust	140,830,401	100%

Notes:
(1)
The table assumes (i) no additional Shares are issued under the Share Incentive Plans and between the Latest Practicable Date and the completion of the Introduction and (ii) no Class B Ordinary Shares are converted into Class A Ordinary Shares. The table also excludes the 28,549,000 Class A Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans.

(2)
Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (SEHK: 0700).

(3)
Banyan Partners Fund II, L.P. is an exempted limited partnership formed under the law of the Cayman Islands. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company, which is beneficially owned by Mr. Hoi Pong Wong.

(4)
CTG Evergreen Investment X Limited, a British Virgin Islands company, and CTG Evergreen Investment R Limited, a British Virgin Islands company, are controlled by Capital Today Evergreen Fund, L.P., whose general partner is Capital Today Evergreen GenPar LTD., a Cayman Islands company. Capital Today Evergreen GenPar LTD. is controlled by Ms. Xin Xu.

(5)
Ceyuan Ventures III, L.P. is an exempted limited partnership formed under the law of the Cayman Islands. Ceyuan Ventures Advisors Fund III, LLC is company formed under the law of the Cayman Islands. Ceyuan Ventures III, L.P. and Ceyuan Ventures Advisors Fund III, LLC are under the common control of Ceyuan Ventures Management III, LLC, which is the general partner of Ceyuan Ventures III, L.P. and sole voting of Ceyuan Ventures Advisors Fund III, LLC. Mr. Bo Feng and Mr. Ye Yuan collectively hold 100% of the voting power in Ceyuan Ventures Management III, LLC.

(6)
TECHWOLF LIMITED is a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family.

SUBSTANTIAL SHAREHOLDERS

Except as disclosed above, our Directors are not aware of any other person who will, immediately following the completion of the Introduction (and assuming no additional Shares are issued under the Share Incentive Plans and between the Latest Practicable Date and the completion of the Introduction), have any interest and/or short positions in the Shares or underlying shares of our Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of our Company or any other member of our Group.
The below table sets out the shareholding and voting rights at general meetings of our Company (except for resolutions with respect to a limited number of Reserved Matters) of our major shareholders immediately before and following the completion of the Introduction.
Name of major shareholder	Class A Ordinary Shares	Class B Ordinary Shares	Approximate percentage of shareholding immediately before the completion of the Introduction(1)	Approximate percentage of voting rights immediately before the completion of the Introduction(1)	Approximate percentage of shareholding immediately following the completion of the Introduction(1)	Approximate percentage of voting rights immediately following the completion of the Introduction(1)
Image Frame Investment (HK) Limited.(2)	72,309,691	—	8.4%	3.4%	8.4%	3.4%
Banyan Partners Fund II, L.P.(3)	47,286,435	—	5.5%	2.2%	5.5%	2.2%
CTG Evergreen Investment X Limited(4)	43,130,535	—	5.0%	2.0%	5.0%	2.0%
CTG Evergreen Investment R Limited(4)	3,606,665	—	0.4%	0.2%	0.4%	0.2%
Ceyuan Ventures III, L.P.(5)	37,122,332	—	4.3%	1.7%	4.3%	1.7%
Ceyuan Ventures Advisors Fund III, LLC(5)	1,334,450	—	0.2%	0.1%	0.2%	0.1%
TECHWOLF LIMITED(6)	—	140,830,401	16.3%	66.1%	16.3%	66.1%

Notes (1) – (6): See Notes (1) – (6) to the above table on the immediately preceding pages.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth supplemental and/or updated information since the filing of our 2021 Form 20-F and the furnishing of the October Super 6-K concerning directors and senior management in the Listing Document.

DIRECTORS
Legal proceeding involving certain Directors
We and certain of our officers and directors, namely Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, and Mr. Tao Zhang, have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. On March 4, 2022, Plaintiff filed the Amended Complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our securities between June 11, 2021 and July 2, 2021, both inclusive. The action alleges that we made false and misleading statements regarding our business, operations and compliance practices in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Specifically, the complaint alleges that our Registration Statement failed to inform investors that three weeks before the IPO, the CAC found that one of our apps, Dianzhang Zhipin, allegedly violated PRC laws relating to cybersecurity and personal privacy, including the unlawful collection of personal information without consent from users. Plaintiff alleges that the undisclosed “risks” associated with this omission materialized on July 5, 2021, when the CAC suspended new user registrations for the Company’s separate app, BOSS Zhipin, pending a cybersecurity review. The complaint seeks unspecified monetary damages under the Exchange Act for alleged losses suffered by members of the putative class as a result of Defendants’ alleged misstatements or omissions in various public disclosures. In May 2022, the Company filed its motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed in July 2022, and a decision remains pending. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case. As a result of such tentative agreement in principle to settle, we recorded a contingent liability in our consolidated statements of profit or loss and consolidated balance sheets for the six months ended and as of June 30, 2022. On November 10, 2022, the Court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the Defendants, the parties agreed that, in consideration of Kanzhun’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against Kanzhun and the individual defendant (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. Kanzhun’s payment of the settlement amount is due by mid-December 2022 and has been paid. The Court scheduled a fairness hearing for March 2023, after which the Court will decide whether to grant final approval of the settlement. The Company is of the view, with which the Company’s U.S. litigation counsel concurs, that the settlement does not and will not have any material impact on the Company’s financial condition or business operations. The Company is of the view that this action also does not affect the suitability of Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen and Mr. Tao Zhang to continue to act as the director of the Company, because (i) as mentioned above and as stipulated in the parties’ settlement agreement that was reviewed by the Company’s U.S. litigation counsel, any allegations involving the Company and these directors are mooted by the settlement that will discharge all claims in this action and bar any plaintiffs from bringing them again; (ii) the Company believes the allegations involving the Company and the directors are without merit considering, among other things, (a) the complaint fails to allege with requisite particularity why any of the challenged statements were misleading in light of the Company’s disclosure of the precise risks that later emerged, (b) the complaint fails to plead that defendants acted with the requisite state of mind necessary to state a claim (i.e., the Company knowingly or recklessly made the alleged misstatements or omissions) and (c) the complaint fails to plead a causal relationship between the alleged misstatement and the loss suffered by plaintiffs, i.e., the alleged corrective disclosure (the July 5, 2021 temporary removal of the BOSS Zhipin) did not mean that any of the Company’s prior statements were false at the time they were made.
We were notified by Mr. Haiyang Yu that he was involved in a securities class action filed in the U.S. District Court for the Southern District of New York, Sidney Sandoz, et al. v. Waterdrop Inc., et al.,

DIRECTORS AND SENIOR MANAGEMENT

1:21-cv-07683 (the “Waterdrop Class Action”) alleging violations of the Securities Act of 1933 in relation to Waterdrop Inc. (“Waterdrop”)’s IPO. Mr. Yu currently serves as a director of Waterdrop and, together with certain other executives and directors of Waterdrop and the underwriters of Waterdrop Inc.’s offering, is named as one of the defendants in the case. To the best of the Company’s knowledge and according to published court records, Plaintiffs filed the initial complaint in the Waterdrop Class Action in September 2021, purportedly on behalf of all investors that purchased or acquired Waterdrop’s ADSs pursuant or traceable to its IPO in the U.S. in May 2021. In February 2022, after the lead plaintiff was appointed, Plaintiffs filed an Amended Complaint. The Amended Complaint alleges that the Defendants made misleading statements and omissions in connection with Waterdrop’s IPO, in breach of Sections 11 and 15 of the U.S. Securities Act of 1933. Specifically, the complaint alleges that Waterdrop’s Registration Statement for its IPO contained misstatements about: (i) Chinese regulators’ increased scrutiny over internet-based insurance companies and its impact on Waterdrop’s financials and business operations; (ii) the true reasons for Waterdrop’s discontinuance of its mutual aid program; (iii) the significant increase in Waterdrop’s costs and expenses in the months leading up to its IPO; and (iv) Waterdrop’s true financial condition for the first quarter of 2021. The complaint seeks damages allegedly suffered by Plaintiffs as a result of these misstatements. Waterdrop filed a motion to dismiss in April 2022. As of the Latest Practicable Date, the case remained in its preliminary stage and no court had ruled on the substance of the plaintiffs’ claims. The amount of any damages that may be sought by Plaintiffs in this action has yet to be alleged or ascertained.
Besides, Mr. Yu was involved in several putative securities class actions filed in state and federal courts alleging violations of the Securities Act of 1933 in relation to DouYu International Holdings Limited (“DOYU”)’s IPO. Mr. Yu currently serves as a director of DOYU and, together with certain other executives and directors of DOYU, is named as one of the defendants in the actions. The actions have been transferred and consolidated into the two pending actions: In re Douyu Int’l Holdings Ltd. Secs. Litig., Index No. 651703/2020 (Sup. Ct. N.Y. Cty.) (the “Consolidated State Court Action”), and In re Douyu Int’l Holdings Ltd. Secs. Litig., 20-cv-7234 (S.D.N.Y.) (the “Consolidated Federal Court Action”) (collectively, the “DOYU U.S. Actions”).
To the best of the Company’s knowledge and according to published court records, Plaintiffs in the DOYU U.S. Actions were investors who purchased or acquired DOYU’s ADSs between July 16, 2019 and January 21, 2020 and do not submit a request for exclusion prior to November 1, 2022 (the “Class”). The Company is not aware of any requests for exclusion being submitted. The relevant complaints brought claims against DOYU, certain of DOYU’s directors and officers (including Mr. Yu), underwriters of DOYU’s IPO in the U.S., DOYU’s process agent, and Tencent, alleging that these defendants made misstatements and omissions in connection with DOYU’s IPO in violation of Section 11 of the Securities Act of 1933 and Section 10(b) of the Exchange Act of 1934, among other provisions of the U.S. federal securities laws. Among other things, Plaintiffs allege that DOYU’s Registration Statement and other subsequent public disclosures contained misstatements and/or omissions with respect to the following matters: (i) certain interactive gaming features promoted by the DOYU platform ran afoul of Chinese regulations; (ii) DOYU’s revenues were inflated by de facto wash transactions where streamers made purchases of virtual gifts for themselves using funds that DOYU had paid to the streamers, and DOYU kicked back half of the purchase price to the streamers; (iii) DOYU’s top streamers were either misrepresenting their identities or leaving the Company for competitors; (iv) DOYU was experiencing adverse financial and operational trends at the time of the IPO; (v) at the time of DOYU’s IPO, Tencent was planning to make a substantial investment in an upstart rival of DOYU, Kuaishou, and to facilitate Kuaishou’s entrance into the eSports market which would challenge DOYU’s leading position in China’s live gaming market.
DOYU and other defendants filed motions to dismiss Plaintiffs’ complaints in both the Consolidated State Court Action and Consolidated Federal Court Action. In March 2021, the state court in New York issued an order that denied Defendants’ motion to dismiss in the Consolidated State Court Action. In March 2022, while briefing on plaintiffs’ motion for class certification in the Consolidated State Court Action was pending, the parties executed a binding Memorandum of Understanding that set forth the material terms of a settlement agreement, which would settle and resolve all claims against all defendants in the State Action and the Federal Action. In connection with the proposed settlement, the parties filed a stipulation in the Consolidated Federal Court Action in March 2022 that voluntarily dismissed the Consolidated Federal Court

DIRECTORS AND SENIOR MANAGEMENT

Action, subject to the fulfillment of certain conditions, including final approval of the settlement by the state court. The parties filed the executed settlement agreement on June 8, 2022 in the state court and the court issued an order preliminarily approving the settlement in August 2022. On December 1, 2022, following a fairness hearing, the court granted final approval of the parties’ settlement of the action.
The settlement will fully release all defendants (including Mr. Yu) from all claims that have been or could be asserted by members of the Class in these actions against the defendants. The settlement did not include any admission of wrongdoing or liability by any defendants. Mr. Yu does not have any personal liability to fund the settlement.
At this time, the Company has no basis to believe that either of the Waterdrop Class Action or the DOYU U.S. Actions impugn the integrity and suitability of Mr. Yu to act as the Company’s director, because it is common for directors of a public company listed in the U.S. to be named as an individual defendant in private securities lawsuits, and the mere naming of an individual director as a defendant in these actions does not form a basis for doubting his integrity or suitability to discharge his duties as a director of a public company. In addition, to the best knowledge of the Company, (i) at this time, there is no evidence showing, or dispositive court ruling on, Mr. Yu’s personal involvement in making or directing the defendant companies to make any alleged misstatements in a manner that would raise concerns as to his character, experience, integrity and ability to discharge his duties as a director, including fiduciary duties and duties to exercise skill, care and diligence to a standard that commensurate with his position as a director of a listed company in Hong Kong; (ii) similar class actions can often be resolved by the defendants’ settlement with the plaintiffs without any admission of wrongdoing by any defendants; (iii) Mr. Yu’s role in each of Waterdrop and DOYU is a non-executive director that is not involved in the day-to-day operations but responsible for providing advice, perspective and judgment to their Board on the strategic development and the industry outlook based on his extensive experience in TMT industry; and (iv) the claims in these class actions are not related in any way to, or have any impact on, Mr. Yu’s role in our company as a non-executive director responsible for providing advice, perspective and judgment to the Board on the Company’s strategic development and the industry outlook based on his extensive experience in TMT industry. Therefore, the Company is of the view that these class actions do not affect Mr. Yu’s suitability under Rules 3.08 or 3.09 of the Listing Rules.
MANAGEMENT AND CORPORATE GOVERNANCE
Board Committees
Nomination Committee
We currently have a nominating and corporate governance committee, which will be re-designated and separated into (i) a nomination committee and (ii) a corporate governance committee effective upon the Listing. Our nomination committee will comply with the requirements in respect of nomination committees in the Corporate Governance Code set out in Appendix 14 to the Listing Rules and Chapter 8A of the Listing Rules (with effect from the Listing). The primary duties of the nomination committee are, among other things, to develop and recommend to the Board criteria for board and committee membership and to recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees. The nomination committee will comprise Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Peng Zhao, with Mr. Yang as the chairman of the nomination committee, effective upon the Listing.

SHARE INCENTIVE PLANS

The following section sets forth supplemental and/or updated information since the filing of our 2021 Form 20-F and the furnishing of the October Super 6-K concerning our share incentive plans in the Listing Document.

1.
2020 Share Incentive Plan

Summary
The following is a summary of the principal terms of the 2020 Share Incentive Plan of the Company as adopted in September 2020 and amended and restated in May 2021. The Company and the Administrator of the 2020 Share Incentive Plan have determined that no further share options and other awards will be granted after the Latest Practicable Date.
(a)
Purpose

The purpose of the 2020 Share Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of the Company’s business by offering these individuals an opportunity to acquire a proprietary interest in the success of the Company or to increase this interest, by permitting them to acquire Shares of the Company.
(b)
Who may join

We may grant awards to our employees, directors and consultants.
(c )
Maximum number of Shares

The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 145,696,410, and it will be increased on the first day of each fiscal year by 1.5% of our total number of issued and outstanding shares on an as-converted basis on the last day of the immediately preceding calendar year; after five of such automatic annual increases, our board of directors will determine the amount of annual increases, if any, to the maximum number of ordinary shares issuable under the 2020 Share Incentive Plan. On January 1, 2022, such maximum aggregate number was increased by 13,030,285, totalling 158,726,695. Our Company will not grant any further awards pursuant to the 2020 Share Incentive Plan after the Listing. As such, upon the Listing, the maximum number of ordinary shares pursuant to the awards granted in the form of options and restricted share units that our Company may issue is 93,148,510, being the number of underlying Class A Ordinary Shares pursuant to the outstanding options and restricted share units granted under the 2020 Share Incentive Plan as of the Latest Practicable Date.
(d)
Administration

Our chairman of the Board or a committee authorized by our Board (the “Administrator”) will administer the 2020 Share Incentive Plan. The committee or the full board of directors, as applicable, will determine, among others, the participants to receive awards, the number of shares to be covered by each award, the form of award agreements, and the terms and conditions of each award.
(e)
Grant of Awards

The 2020 Share Incentive Plan permits the awards of options, restricted share purchase rights, share appreciation rights and restricted shares. Awards granted under the 2020 Share Incentive Plan are evidenced by a stock option agreement, restricted share purchase agreement or share award agreement, as applicable, that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the awardee’s employment or service terminates, and our authority to unilaterally or bilaterally modify or amend the award.
(f)
Terms of the 2020 Share Incentive Plan

Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years from its date of effectiveness.

SHARE INCENTIVE PLANS

Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2020 Share Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
(g)
Options

(i)
Option Agreement.   Each grant of an option to purchase Shares that is granted pursuant to the 2020 Share Incentive Plan (“Option”) shall be evidenced by an option agreement between the optionee and the Company. Each Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the plan and that the Administrator deems appropriate for inclusion in an option agreement. The provisions of the various option agreements entered into under the Plan need not be identical. Each option agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 12 of the 2020 Share Incentive Plan.

(ii)
Exercise Price.   Each option agreement shall specify the amount for which one Share may be purchased upon exercise of an Option.

(iii)
Term of Option.   The option agreement shall specify the term of the Option; provided, however, that the term shall not exceed ten (10) years from the date of grant. Subject to the preceding sentence, the Administrator in its sole discretion shall determine when an Option is to expire.

(iv)
Exercisability.   Each option agreement shall specify the date when all or any installment of the Option is to become exercisable. The exercisability provisions of any option agreement shall be determined by the Administrator in its sole discretion.

(v)
Exercise Procedure.   Any Option granted shall be exercisable according to the terms hereof at such times and under such conditions as may be determined by the Administrator and as set forth in the Option Agreement; provided, however, that an Option shall not be exercised for a fraction of a Share.

(vi)
Termination of Service (other than by death).

If an Optionee ceases to be a Service Provider (which means an employee, director or consultant of the Company) for any reason other than because of death, then the Optionee’s Options shall expire on the earliest of the following occasions:
(A)
The expiration date determined by the term of Option in the option agreement;

(B)
The last day of the three-month period following the termination of the Optionee’s relationship as a Service Provider for any reason other than Disability (as defined in the 2020 Share Incentive Plan), or such later date as the Administrator may determine and specify in the option agreement, provided that no Option that is exercised after the expiration of the three-month period immediately following the termination of the Optionee’s relationship as an employee shall be treated as an Incentive Stock Option; or

(C)
The last day of the six-month period following the termination of the Optionee’s relationship as a Service Provider by reason of Disability, or such later date as the Administrator may determine and specify in the option agreement; provided that no Option that is exercised after the expiration of the twelve-month period immediately following the termination of the Optionee’s relationship as an employee shall be treated as an Incentive Stock Option.

Following the termination of the Optionee’s relationship as a Service Provider, the Optionee may exercise all or part of the Optionee’s Option at any time before the expiration of the Option as set forth above, but only to the extent that the Option was vested and exercisable as of the date of termination of the Optionee’s relationship as a Service Provider (or became vested and exercisable as a result of the termination). The balance of the Shares subject to the Option shall be forfeited on the date of termination of the Optionee’s relationship as a Service Provider. In the event that the

SHARE INCENTIVE PLANS

Optionee dies after the termination of the Optionee’s relationship as a Service Provider but before the expiration of the Optionee’s Option, all or part of the Option may be exercised (prior to expiration) by the executors or administrators of the Optionee’s estate or by any person who has acquired the Option directly from the Optionee by beneficiary designation, bequest, or inheritance, but only to the extent that the Option was vested and exercisable as of the termination date of the Optionee’s relationship as a Service Provider (or became vested and exercisable as a result of the termination). Any Shares subject to the portion of the Option that are vested as of the termination date of the Optionee’s relationship as a Service Provider but that are not purchased prior to the expiration of the Option shall be forfeited immediately following the Option’s expiration.
(vii)
Death of Optionee.

If an Optionee dies while being a Service Provider, then the Optionee’s Option shall expire on the earlier of the following dates:
(A)
The expiration date determined by the term of Option in the option agreement;

(B)
The last day of the six-month period immediately following the Optionee’s death, or such later date as the Administrator may determine and specify in the option agreement.

All or part of the Optionee’s Option may be exercised at any time before the expiration of the Option by the executors or administrators of the Optionee’s estate or by any person who has acquired the Option directly from the Optionee by beneficiary designation, bequest, or inheritance, but only to the extent that the Option was vested and exercisable as of the date of the Optionee’s death or had become vested and exercisable as a result of the death. The balance of the Shares subject to the Option shall be forfeited upon the Optionee’s death. Any Optioned Shares subject to the portion of the Option that are vested as of the Optionee’s death but that are not purchased prior to the expiration of the Option shall be forfeited immediately following the Option’s expiration.
(viii)
Restrictions on Transfer of Shares.   Shares issued upon exercise of an Option shall be subject to such special forfeiture conditions, rights of repurchase or redemption, rights of first refusal, and other transfer restrictions as the Administrator may determine. The restrictions described in the preceding sentence shall be set forth in the applicable Option Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally.

(h)
Termination and Amendment

Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years from its date of effectiveness. Our board of directors may at any time amend, alter, suspend, or terminate the 2020 Share Incentive Plan and shall obtain shareholder approval of any plan amendment to the extent necessary to comply with or stock exchange rules, unless we decide to follow home country practice. However, no such action may adversely impair the rights of any awardee with respect to any outstanding award unless mutually agreed otherwise between the awardee and the plan administrator.
Outstanding Awards granted
As of the Latest Practicable Date, the number of underlying Class A Ordinary Shares pursuant to the outstanding options granted under the 2020 Share Incentive Plan amounted to 70,662,300 Shares, representing approximately 8.2% of the issued and outstanding Shares immediately following the completion of the Listing. As of the Latest Practicable Date, the outstanding options are held by 815 grantees under the 2020 Share Incentive Plan. The exercise price of the options granted under the 2020 Share Incentive Plan is between US$0.0001 and US$9.0 per share. Assuming full vesting and exercise of all outstanding options granted under the 2020 Share Incentive Plan, the shareholding of our Shareholders immediately following completion of the Listing will be diluted by approximately 8.2%. The dilution effect on our earnings per Share would be approximately 7.6%.

SHARE INCENTIVE PLANS

Below is a list of grantees of options who are Directors, senior management and connected persons of our Company under the 2020 Share Incentive Plan:
Name	Position	Address	Date of Grant	Vesting Period	Exercise Price (per Share in US$)	Number of Class A Ordinary Shares under Options Granted	Approximate Percentage of the Issued and outstanding Shares Immediately after Completion of Listing
Yu Zhang	Director and Chief Financial Officer	Flat B, 6th Floor Envoy Garden 108 Blue Pool Rd Happy Valley Hong Kong	May 18, 2019 to June 1, 2021	Immediately; 4 years	0.7~5.33	9,000,000	1.0%
Xu Chen	Director and Chief Marketing Officer	7-102, Building 19 Longhu Azure Chianti Tongzhou District Beijing, China	August 1, 2018 to February 18, 2021	4 years	0.5~3.0807	1,821,000	0.2%
Tao Zhang	Director and Chief Technology Officer	28-3-201, 3 Dacheng South Fengtai District Beijing, China	December 20, 2018 to October 16, 2020	Immediately; 4 years	1.56~3.0807	975,000	0.1%
Xiehua Wang	Director	1801, Building 28 Guangximen Beili Chaoyang District Beijing, China	May 2, 2018 to December 1, 2020	Immediately; 4 years	0.713~3.0807	810,500	0.1%
Yonggang Sun	Director	Rm 1601, N Wing, Tower C Raycom Info Tech Park 2 Kexuecheng South Road Haidian District 100190, Beijing, China	July 10, 2021 to June 15, 2022	Immediately	0.0001	8,424	0.0%
Total:						12,614,924	1.5%

SHARE INCENTIVE PLANS

The table below shows the details of the outstanding options as of the Latest Practicable Date granted to the other 810 grantees, who are neither Directors, senior management nor connected persons of our Company:
Category by Number of Underlying Class A Ordinary Shares	Number of Grantees	Date of Grant	Consideration paid for the grant of Options	Vesting Period	Exercise Price (per Share in US$)	Number of Class A Ordinary Shares under Options Granted	Approximate Percentage of the Issued and outstanding Shares Immediately after Completion of Listing
500,001 to 2,800,000	17	March 18, 2014 to June 7, 2021	Nil	Immediately to 4 years	0.05~9	17,124,904	2.0%
100,001 to 500,000	86	August 21, 2014 to June 12, 2021	Nil	Immediately; 4 years	0.0001~9	26,589,676	3.1%
50,001 to 100,000	122	February 4, 2015 to June 12, 2021	Nil	Immediately; 4 years	0.0001~9	6,330,800	0.7%
1 to 50,000	585	March 23, 2014 to June 12, 2021	Nil	Immediately; 4 years	0.0001~9	8,001,996	0.9%
Total:	810					58,047,376	6.7%
As of the Latest Practicable Date, the number of outstanding restricted share units granted under the 2020 Share Incentive Plan amounted to 22,486,210 Shares. representing approximately 2.6% of the issued and outstanding Shares immediately following the completion of the Listing. As of the Latest Practicable Date, the outstanding restricted share units are held by 2,304 grantees under the 2020 Share Incentive Plan. The purchase price of the restricted share units granted under the 2020 Share Incentive Plan is nil per Share.
Below is a list of grantees of restricted share units who are Directors, senior management and connected persons of our Company under the 2020 Share Incentive Plan:
Name	Position	Date of Grant	Vesting Period	Purchase Price (per Share in US$)	Number of Class A Ordinary Shares under Awards Granted	Approximate Percentage of the Issued and outstanding Shares Immediately after Completion of Listing
Yu Zhang	Director and Chief Financial Officer	March 15, 2022 to December 3, 2022	4 years	—	432,750	0.1%
Xu Chen	Director and Chief Marketing Officer	March 15, 2022 to December 3, 2022	4 years	—	420,282	0.0%
Tao Zhang	Director and Chief Technology Officer	March 15, 2022 to December 3, 2022	4 years	—	469,796	0.1%
Xiehua Wang	Director	March 15, 2022 to June 15, 2022	4 years	—	606,016	0.1%
Total:					1,928,844	0.2%

SHARE INCENTIVE PLANS

The table below shows the details of the outstanding restricted share units granted to the 2,300 grantees under the 2020 Share Incentive Plan. None of these grantees is a Director, senior management or connected person of our Company.
Category by number of underlying Class A Ordinary Shares	Number of grantees	Date of Grant	Vesting Period	Purchase Price (per Share in US$)	Number of Class A Ordinary Shares outstanding in aggregate	Approximate percentage of equity interest of the issued and outstanding Shares immediately after completion of Listing
500,001 to 791,952	9	December 15, 2021 to December 3, 2022	Immediately; 4 years	—	5,319,112	0.6%
100,001 to 500,000	30	December 15, 2021 to December 3, 2022	Immediately; 1 year; 4 years	—	6,952,770	0.8%
50,001 to 100,000	24	September 15, 2021 to December 3, 2022	Immediately; 4 years	—	1,784,088	0.2%
1 to 50,000	2,237	September 15, 2021 to December 5, 2022	Immediately; 4 years	—	6,501,396	0.8%
Total:	2,300				20,557,366	2.4%
2.
Post-IPO Share Scheme

The following is a summary of the principal terms of the Post-IPO Share Scheme conditionally adopted by our Directors on December 14, 2022 with effect from Listing. The terms of the Post-IPO Share Scheme will be governed by Chapter 17 of the Listing Rules.
Purpose
The purpose of the Post-IPO Share Scheme is to provide selected participants with the opportunity to acquire shareholding interests in the Company so as to align the interests of the selected participants with those of our Company and to encourage selected participants to contribute to enhancing the value of our Company and its Shares for the benefit of our Company and Shareholders as a whole. The Post-IPO Share Scheme will provide our Company with a flexible means of retaining, incentivizing, rewarding, remunerating, compensating and/or providing benefits to selected participants.
Selected participants
Any individual, who is:
(a)
an employee (whether full-time or part-time), director or officer of any member of our Group, including persons who are granted awards under the Post-IPO Share Scheme as an inducement to enter into employment contracts with any member of our Group; or

(b)
an employee (whether full-time or part-time), director or officer of: (i) a holding company; (ii) subsidiaries of the holding company other than members of our Group; or (iii) any company which is an associate of our Company.

as determined by the chairperson of the Board or the award management committee (provided that such committee is established) of the Company as established and authorised by the Board or person(s) to which the Board has delegated its authority (as applicable) (the “Scheme Administrator”) from time to time to be entitled to participate in the Post-IPO Share Scheme.
However, no individual who is resident in a place where the grant, acceptance or exercise of options pursuant to the Post-IPO Share Scheme is not permitted under the laws and regulations of such place or

SHARE INCENTIVE PLANS

where, in the view of the Board or its delegate(s), compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such individual, is eligible to be offered or granted options.
Maximum number of Shares
The total number of Shares, being new Shares, which may be issued upon exercise of all awards to be granted under the Post-IPO Share Scheme and options to be granted under any other share schemes of the Company is such number of Class A Ordinary Shares being 10% of the Shares in issue on the date the Class A Ordinary Shares commence trading on the Stock Exchange and rounded down to the nearest integer (the “Scheme Mandate Limit”) (assuming no additional Shares are issued under the Share Incentive Plans and between the Latest Practicable Date and the Listing) and the total number of existing Class A Ordinary Shares in issue which may be transferred as Award Shares underlying a grant pursuant to this Scheme is such number of Class A Ordinary Shares being 3% of the Shares in issue on the date the Class A Shares commence trading on the Stock Exchange and rounded down to the nearest integer (the “Existing Shares Mandate Limit”). Pursuant to the terms of the Post-IPO Share Scheme, the Company can direct and procure a trustee administering the scheme to make on-market purchases of shares and transfer the relevant number of existing shares to satisfy the grants made thereunder. For the avoidance of doubt, the Existing Shares Mandate Limit shall not count toward the Scheme Mandate Limit. Shares which have lapsed in accordance with the terms of the rules of the Post-IPO Share Scheme (or any other share schemes of the Company) shall not be counted for the purpose of calculating the Scheme Mandate Limit.
Our Company and the Directors (including the independent non-executive Directors) are of the view that such Scheme Mandate Limit and Existing Shares Mandate Limit is appropriate and reasonable given the nature of the industry and the Company’s business needs, and such limits provide our Group with flexibility to provide equity incentives (instead of expending cash resources in the form of monetary consideration) to reward selected participants that provide valuable services and contribution to our Group, which is in line with the purpose of the Post-IPO Share Scheme.
The Scheme Mandate Limit may be refreshed from the later of three years after the adoption date of the Post-IPO Share Scheme or three years after the date of the previous shareholder approval for refreshment of the Scheme Mandate Limit by obtaining prior approval of our Shareholders in general meeting and/or such other requirements prescribed under the Listing Rules from time to time. However, the refreshed Scheme Mandate Limit cannot exceed 10% of the Shares in issue as of the date of such approval. Awards previously granted under the Post-IPO Share Scheme and any other share schemes of our Company (and to which provisions of Chapter 17 of the Listing Rules are applicable) (including those outstanding, canceled or lapsed in accordance with its terms or exercised) and pursuant to the Existing Shares Scheme Mandate Limit, shall not be counted for the purpose of calculating the refreshed Scheme Mandate Limit.
Our Company may also grant awards in excess of the Scheme Mandate Limit, provided such grant is to specifically identified selected participants and is first approved by Shareholders in general meeting.
Maximum entitlement of a grantee
Unless approved by our Shareholders, the total number of Class A Ordinary Shares issued and to be issued upon exercise of the options granted and to be granted under the Post-IPO Share Scheme and any other share option scheme(s) of the Company to each selected participant (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the total number of Shares in issue (the “Individual Limit”). Any further grant of options to a selected participant which would result in the aggregate number of Shares issued and to be issued upon exercise of all options granted and to be granted to such selected participant (including exercised, canceled and outstanding options) in the 12 month period up to and including the date of such further grant exceeding the Individual Limit shall be subject to separate approval of our Shareholders (with such selected participant and his associates abstaining from voting). For any options to be granted in such circumstances, the date of the Board meeting for proposing such further grant shall be the date of grant of such options for the purpose of calculating the exercise price of the options.

SHARE INCENTIVE PLANS

Performance target
The Post-IPO Share Scheme does not set out any performance targets that must be achieved before the options may be exercised. However, the Board or its delegate(s) may at their sole discretion specify, as part of the terms and conditions of any award, such performance conditions that must be satisfied before the award shall be vested. The Directors consider that it is not practicable nor appropriate to expressly set out a generic set of performance targets in the Post-IPO Share Scheme, as each selected participant will play different roles and contribute in different ways to the Group, and the performance targets should have regard to and reflect these varied contributions. The Scheme Administrator shall have regard to the purpose of the Post-IPO Share Scheme in making such determinations, with any performance targets generally being in line with common key performance indicators in the industry of the Group, and taking into account the different roles and contributions of the selected participants. The Scheme Administrator shall also establish robust mechanisms to ensure impartial evaluation of such indicators.
Exercise price
For awards which take the form of options, the amount payable for each Share to be subscribed for (the “Exercise Price”) in the event of the option being exercised shall be determined by the Scheme Administrator but shall in any event be no less than the higher of:
(i)
the closing price of the Shares as quoted on the principal exchange on the date of grant; and

(ii)
the average closing price of the Shares as quoted on the principal exchange for the five business days immediately preceding the date of grant.

Rights are personal to grantee
An award is personal to the grantee and shall not be transferable or assignable except in circumstances where the written consent of the Company has been obtained and a waiver has been granted by the Stock Exchange for such transfer in compliance with the requirements of the Listing Rules and provided that any such transferee shall be bound by the Rules of this Scheme as if the transferee were the grantee.
Options granted to directors or substantial shareholders of the Company
Each grant of options to any director, chief executive or substantial shareholder of our Company (or any of their respective associates) must first be approved by the compensation committee of the Board (excluding any member who is a proposed recipient of the grant of the award) and the independent non-executive Directors (excluding any independent non-executive Director who is a proposed recipient of the grant of options).
In addition, in the case where the Shares are to be satisfied by way of issue and allotment of new Shares by the Company:
(i)
where any grant of awards (excluding grant of options) to any Director (other than an independent non-executive Director) or chief executive of the Company would result in the Class A Ordinary Shares issued and to be issued in respect of all awards granted (excluding any awards lapsed in accordance with the terms of the Post-IPO Share Scheme) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue at the date of such grant; or

(ii)
where any grant of awards to an independent non-executive Director or substantial shareholder of the Company (or any of their respective associates) would result in the number of Class A Ordinary Shares issued and to be issued upon exercise of all awards already granted (excluding any awards lapsed in accordance with the terms of the Post-IPO Share Scheme) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% (or such higher percentage as may from time to time be specified by the Stock Exchange) of the Shares in

SHARE INCENTIVE PLANS

issue, such further grant of awards must be approved by the Shareholders in general meeting in the manner required, and subject to the requirements set out in, the Listing Rules.
Award letter and notification of grant of options
An offer shall be made to selected participants by a letter which specifies the terms on which the award is to be granted. Such terms may include the number of Class A Ordinary Shares in respect of which the award relates, the issue price or Exercise Price (as applicable), the vesting criteria and conditions, the vesting date and/or any minimum performance target(s) that must be achieved and may include at the discretion of the Board or its delegate(s) such other terms either on a case basis or generally.
Unless otherwise specified in the award letter, a grantee shall have 20 business days from the date of grant to accept the award. A grantee may accept an award by giving written notice or other form of notice through electronic transmission of their acceptance to our Company or the Scheme Administrator, together with remittance in favour of the Company of any consideration payable upon grant of the award.
Any award may be accepted in whole or in part provided that it is accepted in respect of a board lot for dealing in Class A Ordinary Shares or a multiple thereof. To the extent that the award is not accepted within the time and in the manner indicated above, it shall be deemed to have been irrevocably declined and shall automatically lapse.
Time of exercise of an option
An option may, subject to the terms and conditions upon which such option is granted, be exercised in whole or in part by the grantee giving notice in writing to the Company in such form as the Scheme Administrator may from time to time determine stating that the option is thereby exercised and the number of Class A Ordinary Shares in respect of which it is exercised.
Cancelation of awards
Any awards granted but not exercised may be cancelled by the Scheme Administrator at any time with the prior consent of the grantee. Issuance of new awards to the same grantee whose awards have been cancelled may only be made if there are unissued awards available under the scheme mandate (excluding the awards of the relevant grantee cancelled forementioned) and in compliance with the terms of the Post-IPO Share Scheme.
Lapse of award
Without prejudice to the authority of the Scheme Administrator to provide additional situations when an award shall lapse in the terms of any award letter, an award shall lapse automatically (to the extent not already vested and, where relevant, exercised) on the earliest of:
(i)
the expiry of the applicable period within which an award may be exercised, and shall not expire later than ten years from the date of grant (the “Exercise Period”);

(ii)
the expiry of any of the periods for exercising the award as referred to in “Cessation of employment and other events” below;

(iii)
the date on which the Scheme Administrator makes a determination under the clawback mechanism of the Post-IPO Share Scheme, as referred to in “Clawback” below; and

(iv)
the date on which the grantee commits a breach of the rules of the Post-IPO Share Scheme.

Voting and dividend right
Awards do not carry any right to vote at general meetings of the Company, nor any right to dividends, transfer or other rights.

SHARE INCENTIVE PLANS

Alterations in the capital structure of the Company
In the event of any alteration in the capital structure of the Company by way of capitalisation of profits or reserves, rights issue, subdivision or consolidation of Shares or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party) after the adoption date, the Scheme Administrator shall make such corresponding adjustments, if any, as it in its discretion may deem appropriate to reflect such change with respect to:
(a)
the number of Class A Ordinary Shares comprising the Scheme Mandate Limit and the Existing Shares Mandate Limit, provided that in the event of any Share subdivision or consolidation the Scheme Mandate Limit as a percentage of the total issued Shares of the Company at the date immediately before any consolidation or subdivision shall be the same on the date immediately after such consolidation or subdivision;

(b)
the number of Class A Ordinary Shares comprised in each award to the extent any award has not been exercised;

(c)
the Exercise Price of any option or issue price of any share award,

or any combination thereof, as the auditors or a financial advisor engaged by our Company for such purpose have certified satisfy the relevant requirements of the Listing Rules and are, in their opinion, fair and reasonable either generally or as regards any particular grantee, provided always that (i) any such adjustments should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustments, and(ii) no such adjustments shall be made which would result in a Share being issued or transferred at less than its nominal value. The capacity of the auditors or financial advisor (as the case maybe) is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on the Company and the grantees.
Clawback
In the event that:
(a)
a grantee ceases to be a selected participant by reason of the termination of his/her employment or contractual engagement with the Group for cause or without notice or with payment in lieu of notice;

(b)
a grantee has been convicted of a criminal offence involving his/her integrity or honesty; or

(c)
in the reasonable opinion of the Scheme Administrator, a grantee has engaged in serious misconduct or breaches the terms of the Post-IPO Share Scheme in any material respect,

then the Scheme Administrator may make a determination at its absolute discretion that: (A) any awards issued but not yet exercised shall immediately lapse, regardless of whether such awards have vested or not, and (B) with respect to any Shares issued to the grantee pursuant to any awards granted under the Post-IPO Share Scheme, the grantee shall be required to transfer back to the Company or its nominee (1) the equivalent number of Class A Ordinary Shares, (2) an amount in cash equal to the market value of such Class A Ordinary Shares, or (3) a combination of (1) and (2), and/or (C) with respect to any Shares held by a trustee for the benefit of the grantee, those Shares shall no longer be held on trust for nor inure to the benefit of the grantee. The Directors are of the view that such clawback mechanism provides an option for our Company to clawback the equity incentives granted to selected participants culpable of misconduct and is in line with the purpose of the Post-IPO Share Scheme and the interests of our Company and our Shareholders.
Vesting of award or option
The Scheme Administrator may in respect of each award and subject to all applicable laws, rules and regulations, determine the applicable vesting dates and/or any other criteria and conditions for vesting in its

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sole and absolute discretion. The vesting period for options and awards shall not be less than 12 months from the grant date, except that any options or awards granted to an employee may be subject to a shorter vesting period in the following circumstances:
(a)
grants of “make whole” awards or options to new employees to replace awards or options such employees forfeited when leaving their previous employers;

(b)
grants to an employee whose employment is terminated due to death or disability or event of force majeure;

(c)
grants of awards or options which are subject to the fulfilment of performance targets as determined in the conditions of his/her grant;

(d)
grants of awards or options the timing of which is determined by administrative or compliance requirements not connected with the performance of the relevant employee, in which case the vesting date may be adjusted to take account of the time from which the award or options would have been granted if not for such administrative or compliance requirements;

(e)
grants of awards or options with a mixed vesting schedule such that the awards or options vest evenly over a period of 12 months; or

(f)
grants of awards or options with a total vesting and holding period of more than 12 Months; or

(g)
grants of awards or options under specific circumstances which are subject to an explanation by the Board (or the compensation committee where the arrangements relate to awards or options to directors and/or senior managers) as to why a shorter vesting period is appropriate and aligns with the purpose of the Post-IPO Share Scheme ((a) to (g), collectively, the “Specific Circumstances”).

The Directors (including the compensation committee) are of the view that such vesting period is in line with market practice and with the requirements under the Listing Rules, and gives our Company flexibility to reward exceptional performers with accelerated vesting or in exceptional circumstances where justified, which is in line with the purpose of the Post-IPO Share Scheme.
Cessation of employment and other events
If a grantee ceases to be a selected participant by reason of (i) death of the grantee; or (ii) the termination of his/her employment or contractual engagement with any member of the Group by reason of his/her permanent physical or mental disablement:
(a)
in the case of options: any vested option as of the date of the grantee’s death may be exercised before the earlier of (i) the expiration date of the Exercise Period; and (ii) the last day of the six-month period immediately following the grantee’s death, or such later date as the Scheme Administrator may determine and specify in the award letter, by the personal representatives of the grantee. In the case where a grantee no longer has any legal capacity to exercise the option, the vested option may be exercised within that period by the persons charged with the duty of representing the grantee under the relevant laws in Hong Kong. If the vested option is not exercised within the time mentioned above, the option shall lapse; and

(b)
in the case of share awards: the Company shall issue or transfer (as the case may be) the vested Shares as of the date of the grantee’s death or had become vested as a result of the death to the legal personal representatives of the grantee or the persons charged with the duty of representing the grantee under the relevant laws in Hong Kong, as the case may be, as soon as practicable following the death of the grantee or, if the vested Shares would otherwise become bona vacantia, the vested Shares shall be forfeited and shall lapse.

If a grantee ceases to be selected participant other than in any of the circumstances described above, subject to the provisions under “Clawback” above, a grantee may exercise any vested share options as of the date that he/she ceases to be a selected participant before the earliest of (i) the expiration date of the Exercise

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Period; (ii) the last day of the three-month period following the termination of the grantee’s status as a selected participant for any reason other than disability, or such later date as the Scheme Administrator may determine and specify in the award letter; or (iii) the last day of the six-month period following the termination of the grantee’s status as a selected participant by reason of disability, or such later date as the Scheme Administrator may determine and specify in the award letter, or such other period as the Scheme Administrator may decide in its sole discretion. If an option is not exercised within the time mentioned above, the option shall be forfeited and lapse. Any outstanding share awards not yet vested shall be immediately forfeited and shall lapse, unless the Board or person(s) to which the Board has delegated its authority, determines otherwise at their absolute discretion.
Change of control
If there is an event of change in control of the Company as the result of a merger, scheme of arrangement or general offer, unless the relevant award letter provides otherwise, in the case of a share option, each outstanding share option shall be assumed or an equivalent option shall be substituted by, and in the case of a share award, each outstanding share award shall be assumed or an equivalent award shall be substituted by, the successor corporation or a parent or subsidiary of the successor corporation. If, in the event of a change in control, the share option or share award is not assumed or substituted, in the case of an outstanding share option, the share option shall fully vest immediately and the grantee shall have the right to exercise the share option as to all of the Shares, including Class A Ordinary Shares as to which it would not otherwise be vested or exercisable, and, in the case of share awards, the share award shall fully vest immediately and the grantee shall have the right to receive all the Shares underlying the share award, including Class A Ordinary Shares as to which it would not otherwise be vested or exercisable. If a share option becomes fully vested and exercisable or a share award becomes fully vested, in lieu of assumption or substitution in the event of a change in control, the Scheme Administrator shall notify the grantee in writing or electronically that the share option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the share option shall terminate upon the expiration of such period. Notwithstanding the foregoing, the Scheme Administrator has the power to determine shall at its sole discretion determine whether the vesting dates of any awards will be accelerated and/or the vesting conditions or criteria of any awards will be amended or waived, and notify grantees accordingly.
Ranking of Shares
The Class A Ordinary Shares to be allotted and issued upon the exercise of an option shall be identical to the then existing issued Class A Ordinary Shares of the Company and subject to all the provisions of the memorandum and articles of association of the Company for the time being in force and will rank pari passu with the other fully paid Class A Ordinary Shares in issue on the date the name of the grantee is registered on the register of members of the Company.
Duration
The Post-IPO Share Scheme shall be valid and effective for the period of ten years commencing on the Listing Date and ending on the 10th anniversary of the Listing Date (“Scheme Period”) (after which, no further options shall be offered or granted under the Post-IPO Share Scheme), and thereafter for so long as there are any unvested awards granted prior to the expiration of the aforementioned period, in order to give effect to the vesting of such awards or otherwise as may be required in accordance with the provisions of the rules of the Post-IPO Share Scheme.
Alteration of the Post-IPO Share Scheme
The Board may subject to the rules of the Post-IPO Share Scheme amend any of the provisions of the Post-IPO Share Scheme or any awards granted under the Post-IPO Share Scheme at any time and in any respect, provided that the terms of this Scheme or the awards so altered must comply with the relevant requirements of Chapter 17 of the Listing Rules.
Any amendment or alteration to the terms of any award the grant of which was subject to the approval of a particular body (such as the Board or any committee thereof, the independent non-executive Directors, or

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the Shareholders in general meeting) shall be subject to approval by that same body, provided that such requirement is not applicable where the relevant alteration takes effect automatically under existing terms of the Post-IPO Share Scheme. Without limiting the generality of the foregoing, any change in the terms of awards granted to any grantee who is a Director, chief executive or substantial shareholder of the Company, or any of their respective associates, must be approved by the Shareholders in general meeting in the manner required in the Listing Rules if the initial grant of the awards requires such approval (except where the changes take effect automatically under the rules of Post-IPO Share Scheme).
Termination
The Post-IPO Share Scheme shall terminate on the earlier of (a) the expiry of the Scheme Period; and (b) such date of early termination as determined by the Board, following which no further awards will be offered or granted thereunder, provided that notwithstanding such termination, the Post-IPO Share Scheme and rules thereof shall continue to be valid and effective to the extent necessary to give effect to the vesting and exercise of any awards granted prior to the termination of the Post-IPO Share Scheme and such termination shall not affect any subsisting rights already granted to any grantee thereunder. Awards complying with the provisions of Chapter 17 of the Listing Rules which are granted during the life of the Post-IPO Share Scheme and remaining unexercised and unexpired immediately prior to the termination of the operation of the Post-IPO Share Scheme shall continue to be valid and exercisable in accordance with their terms of issue after the termination of the Post-IPO Share Scheme.